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As filed with the Securities and Exchange Commission on June 3, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE FIRST MARBLEHEAD CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	6199 (Primary Standard Industrial Classification Code Number)	04-3295311 (I.R.S. Employer Identification Number)

The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA 02199
(800) 895-4283
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Donald R. Peck
Executive Vice President, Chief Financial Officer and Treasurer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA 02199
(800) 895-4283
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Peter B. Tarr, Esq. Susan W. Murley, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Regina M. Pisa, Esq. Martin Carmichael III, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	7,406,312	$33.97	$251,592,419	$31,877

(1)
Includes 966,041 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sale prices reported in the consolidated reporting system of the New York Stock Exchange on June 1, 2004.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated June 3, 2004.

6,440,271 Shares

Common Stock

        This is a public offering of shares of common stock of The First Marblehead Corporation. All of the shares to be sold in this offering are being sold by the selling stockholders identified in this prospectus. First Marblehead will not receive any of the proceeds from the sale of shares.

        Our common stock is listed on the New York Stock Exchange under the symbol "FMD." The last reported sale price of our common stock on June 2, 2004 was $34.85 per share.

        Following this offering, our directors and executive officers, and entities affiliated with them, will beneficially own approximately 60% of our common stock.

        See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 6,440,271 shares of common stock, the underwriters have the option to purchase up to an additional 966,041 shares from the selling stockholders at the initial price to the public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                    , 2004.

Goldman, Sachs & Co.	JPMorgan
Bear, Stearns & Co. Inc.
Allen & Company LLC	Blaylock & Partners, L.P.

Prospectus dated                          , 2004.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" on pages 9 through 22, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. We use the term "First Marblehead," the "Company," "we," "us" and "our" in this prospectus to refer to the business of The First Marblehead Corporation and its subsidiaries. Our fiscal year ends on June 30. Accordingly, a reference to "fiscal 2003" means the 12-month period that ended on June 30, 2003.

The First Marblehead Corporation

Overview

        First Marblehead provides outsourcing services for private education lending in the United States. We help meet the growing demand for private education loans by providing financial and educational institutions, as well as other enterprises, with an integrated suite of services for student loan programs. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. We focus primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. Private education loans are not guaranteed by the U.S. government and are funded by private sector lenders. In fiscal 2003, we facilitated more than $1.0 billion in loan disbursements. During the first nine months of fiscal 2004, we facilitated approximately $1.5 billion in loan disbursements for students at over 4,000 schools.

        We enable our clients to offer student borrowers competitive loan products, while managing the complexities and risks of these products. We provide our clients with a continuum of services, from the initial phases of program design through application processing and support to the ultimate disposition of the loans through securitization transactions that we structure and administer. We have developed loan processing and support systems that are designed to accommodate new clients, additional loan products and incremental loan volume. We also own a proprietary database with more than 18 years of historical information on private student loan performance, which helps us to facilitate the structuring and pricing of our clients' loan programs and to supervise the servicing and default management processes for the securitized loans. In addition, our proprietary database increases the efficiency of the securitizations of our clients' loans by enabling us to provide to participants in the securitization process historical payment, default and recovery data on which to base estimates as to credit losses and reserve rates. We processed over 252,000 loan applications in fiscal 2003 and processed over 400,000 loan applications during the first nine months of fiscal 2004.

        We have provided structural, advisory and other services for 20 securitization transactions since our formation in 1991. We facilitated one securitization in fiscal 2001 and three securitizations in each of fiscal 2002 and 2003. We facilitated one securitization, of $532 million of student loans, during the first nine months of fiscal 2004. We facilitated the securitization of $296 million of student loans during the same period of fiscal 2003. We expect to facilitate two additional securitization transactions during fiscal 2004, both in the fourth quarter.

        We offer services in connection with loan programs targeted at two major marketing channels: private label programs and the Guaranteed Access to Education, or GATE, programs. Lenders market private label programs directly to prospective student borrowers and their families and to educational institutions. Businesses, unions and affinity groups and other organizations also offer these programs to their employees or members. We provide private label loan services to 15 of the

20 largest originators of federally guaranteed student loans. Bank One N.A., Bank of America N.A. and Charter One Bank, N.A. are our three most significant clients.

        Educational institutions, in conjunction with the program lender, offer GATE programs directly to student borrowers. Bank of America is the exclusive program lender for our GATE programs.

Education Finance Market

        The U.S. post-secondary education finance market is large and growing. According to the U.S. Department of Commerce, expenditures for post-secondary education in 2002 totaled over $290 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance. According to the U.S. Department of Education, from 1988 to 2000, enrollment in post-secondary, degree granting institutions increased by 17%, despite a decrease of approximately 1% in the largest segment of the college-age population, 18- to 24-year olds. Based solely on projected growth in the college-age population, the U.S. Department of Education projects a median increase in enrollment of 19% between 2000 and 2013. The College Board, a national not-for-profit education services association and industry reference on college costs and student aid, estimates that between the 1991-1992 and 2002-2003 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an inflation adjusted basis by approximately 48% at four-year public institutions and approximately 44% at four-year private institutions. Between 1991 and 2002, median annual household income grew only 7% on an inflation adjusted basis. Between the 2002-2003 and 2003-2004 academic years, the average annual tuition and fees for in-state students at public four-year institutions increased on an inflation-adjusted basis by 13% according to the College Board, the largest annual increase since the early 1980s. Average private four-year college tuition and fees increased by 5% during the same period.

        To help students defray the rising costs of education and the growing gap between the costs and household incomes, according to the College Board, federal, state and private sources provided approximately $105 billion in financial aid in the 2002-2003 academic year, the most recent period for which data are available. Of this total, loans represented approximately 54%, or $57 billion, while grants, education tax credits and work-study made up the balance. Most of these loans were funded directly by the federal government or funded by private lenders and guaranteed by the federal government. The College Board estimates that private loans totaled approximately $6.9 billion in the 2002-2003 academic year. Since the College Board began collecting data on private loans in the 1995-1996 academic year, the volume of private loans has increased over fivefold, representing a compound annual growth rate on an inflation adjusted basis of approximately 27%. This growth has far outpaced the compound annual growth rate on an inflation adjusted basis in federal loan volume of approximately 5% over the same period.

Private Student Lending Overview

        The lifecycle of a private student loan, which can be over 20 years long, consists of a series of processes and involves many distinct parties. Because the activities of these parties are largely uncoordinated and heavily regulated, the processes associated with designing, implementing, financing and administering student loan programs are complex, resource intensive and costly. We provide services in connection with each of the five typical phases of the student loan lifecycle, offering our clients a single point of interface for:

  •
  Program Design and Marketing. Lenders and educational institutions face an array of decisions in designing a student loan program, including borrower eligibility and creditworthiness criteria, loan characteristics and costs, and various legal and compliance issues. We help our clients design their private loan programs. Our loan program design approach begins with a standard set of pricing options, legal agreements and third-party relationships that we then customize for our clients in order to satisfy their particular needs.

  •
  Borrower Inquiry and Application. Because private student loans are often used to bridge the gap between school costs and available funds, including family resources, federal and state loans and grants, many potential borrowers must navigate multiple application processes. Consequently, lenders and educational institutions must invest in an appropriate infrastructure, including a staff of customer service personnel who have a thorough understanding of both the terms and competitive advantages of their private loan programs and the financial aid process as a whole. We have developed processing platforms, applications and infrastructure, supplemented by customized vendor solutions, which our internal customer service department uses to provide loan application services for our private label programs. For our GATE clients, we work with a third party loan servicer to effect application processing and loan origination.

  •
  Loan Origination and Disbursement. Loan providers evaluate the information applicants provide together with credit reports either to approve or deny the loan. If the loan is approved, the loan provider typically contacts the school to confirm the student's enrollment status and financial need and then disburses funds. For our private label programs, when a loan application is approved, we generate a promissory note, and the lender deposits the loan funds into an account with The Education Resources Institute, Inc., or TERI, the nation's oldest and largest guarantor of private student loans. Once we obtain all applicant data, including the signed note and any income verification, we disburse the loan funds on behalf of TERI. For our GATE loan programs, a third party loan servicer provides loan origination and disbursement services under our supervision.

  •
  Loan Securitization. Although some lenders originate loans and then hold them for the life of the loan, many lenders originate and then seek to dispose of the loans, either through a sale of whole loans or by means of a securitization. Structuring securitizations requires a high level of specialized knowledge and experience regarding both the capital markets generally, and the repayment characteristics and defaults on the part of student borrowers specifically. We do not charge separate fees for many of the outsourcing services we provide. Instead, we generally enter into agreements with the lenders giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. In addition, we receive administrative fees for management of the trusts that hold the loans. Securitization-related revenue constituted 75% of our total service revenue for the first nine months of fiscal 2004, 76% of our total service revenue in fiscal 2003 and 64% of our total service revenue in fiscal 2002. Substantially all of our net income in those fiscal periods was attributable to securitization-related revenue.

  •
  Loan Servicing. While student loans are outstanding, lenders or securitization trusts must provide administrative services relating to the loans, including processing deferment and forbearance requests, sending out account statements, and collecting and crediting payments received from borrowers. As administrator of the trusts that have purchased the private label and GATE loans, we monitor the performance of the loan servicers. In this capacity we confirm compliance with servicing guidelines and review default prevention and collection activities. We receive administrative fees from the trusts for daily management of the trusts and for these services.

        Given the complex administrative, legal, risk-assessment and financing requirements of private student loan programs, we believe that many financial institutions and educational institutions will seek to outsource activities relating to these programs, in order to take advantage of the types of specialized knowledge and well-developed information processing capabilities that we provide.

Our Competitive Strengths

        We believe the comprehensive nature and flexibility of our services, our well-developed relationships within the student loan industry and our specialized knowledge and experience, provide us with significant competitive advantages:

  •
  Wide range of private education loan services. Since 1991, we have developed an expertise in facilitating all phases of the private student loan lifecycle, enabling our clients to outsource the implementation of their private loan programs so that they can focus on their core businesses.

  •
  Exclusive focus on private student loans. We offer a means for our lender clients to participate in the growing private segment of the student loan market without competing with their federal student loan business.

  •
  Consultative sales process and flexible loan programs. We offer customized and flexible loan programs to meet the specific needs of our clients and to allow clients to make informed choices about all aspects of their loan programs.

  •
  Strong pricing and risk management capabilities based on proprietary data. We believe that our proprietary database with more than 18 years of private student loan performance data provides significant competitive advantages in pricing student loans, analyzing risk trends and structuring securitizations.

  •
  Scalable processing and support platform. We have designed our processing and support systems to accommodate new clients, loan products and incremental loan volume.

  •
  Experienced capital markets group. The six senior members of our capital markets group have a combined experience of over 75 years in the asset backed securities industry. We have structured and completed 20 securitization transactions since our formation in 1991, including the first securitization comprised exclusively of private student loans and the first publicly registered securitization of private student loans.

        In June 2001, we significantly enhanced our risk management and loan processing capabilities through a relationship with TERI. We acquired TERI's loan processing operations, including its historical database, but not its investment assets or guarantee liabilities. In purchasing the historical database, we gained exclusive possession of information that had been gathered by TERI from 1985 to 2001 on private loan origination and performance as well as the exclusive right to receive updates to this information. Additionally, 161 members of TERI's staff became our employees. In connection with the transaction, we also entered into a series of agreements with respect to loan processing services, database updates and the securitization of TERI-guaranteed loans. TERI offers guarantee products for student loan programs in exchange for a fee based on the loan type and risk profile of the borrower. Because TERI is a not-for-profit corporation, defaults on TERI-guaranteed student loans have been held to be non-dischargeable in bankruptcy proceedings. Since its inception in 1985, TERI has guaranteed approximately $6.8 billion of private education loans for students at more than 6,000 schools nationally and internationally.

Risk Factors

        An investment in our common stock involves risks. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below and to "Risk Factors."

  •
  We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions, and our financial results and future growth would be adversely affected if we are unable to structure securitizations.

  •
  Following this offering, our directors and executive officers, and entities affiliated with them, will beneficially own approximately 62% of our common stock and will be able to control the election of directors and other matters requiring stockholder approval.

  •
  The timing of our securitization activities will greatly affect our quarterly financial results. We did not structure a securitization in our first fiscal quarter ended September 30, 2003 or our third fiscal quarter ended March 31, 2004.

  •
  If our relationships with key clients terminate, our revenue and results of operations would be adversely affected. Structural advisory fees and residuals from securitization of Bank One and Charter One private label loans materially affect our total service revenue. Structural advisory fees and residuals upon securitization of:

  •
  Bank One private label loans represented approximately 46% of our total service revenue for the first nine months of fiscal 2004 and 59% of our total service revenue for fiscal 2003; and

  •
  Charter One-funded private label loans represented approximately 16% of our total service revenue for the first nine months of fiscal 2004 and 2% of our total service revenue for fiscal 2003.

            Bank of America is the exclusive program lender for our GATE programs, and we have the exclusive right to securitize GATE loans originated by Bank of America. We generate revenue from our GATE programs primarily by receiving structural advisory fees and residuals for facilitating securitizations of these Bank of America loans. In fiscal 2003, we structured securitizations of approximately $73 million of GATE loans originated by Bank of America.

  •
  We have never declared or paid any cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our Corporate Information

        We formed as a limited partnership in 1991 and were incorporated in Delaware in August 1994. Our principal executive offices are located at The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, Massachusetts 02199. The telephone number of our principal executive offices is (800) 895-4283, and we maintain a website at www.firstmarblehead.com. Information contained on our website does not constitute a part of this prospectus.

        First Marblehead and Start Education Loan are our trademarks but are not yet registered. U.S. registration applications are pending. GATE, GATE FAMILY LOAN, GATE: Guaranteed Access to Education, prepGATE and The National Collegiate Trust are our registered trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by the selling stockholders	6,440,271 Shares
Common stock to be outstanding after this offering	63,706,188 Shares
Dividend policy	We currently do not anticipate paying cash dividends on our capital stock.
Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
New York Stock Exchange symbol	FMD

        The number of shares of our common stock to be outstanding following this offering is based on 61,930,610 shares of our common stock outstanding as of May 31, 2004, as adjusted to give effect to the exercise, after May 31, 2004, of stock options to purchase 1,775,578 shares of common stock that are being sold in this offering. This number excludes:

  •
  2,495,502 shares subject to options vested as of May 31, 2004 and having a weighted average exercise price of $1.85 per share;

  •
  1,360,000 shares subject to options unvested as of May 31, 2004 and having a weighted average exercise price of $3.56 per share; and

  •
  2,266,000 additional shares reserved as of May 31, 2004 for future issuance under our stock based compensation plans, including our employee stock purchase plan.

        Except where we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The tables below summarize our consolidated statement of income and balance sheet data as of and for the periods indicated. The data are derived from, and qualified by reference to, the consolidated and other financial statements and accompanying notes appearing elsewhere in this prospectus. The results of operations for the nine months ended March 31, 2004 and 2003, and the balance sheet data as of March 31, 2004, have been derived from our unaudited interim financial results appearing elsewhere in this prospectus. You should read the following information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes. Results for the nine months ended March 31, 2004 are not necessarily indicative of results expected for the fiscal year ending June 30, 2004 or for any other future period.

	Nine months ended March 31,		Fiscal year ended June 30,
	2004	2003	2003	2002	2001
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Service revenue:
Structural advisory fees	$39,184	$20,503	$39,337	$14,760	$5,256
Residuals	34,790	18,935	30,027	11,832	1,136
Administrative and other fees	1,228	960	1,415	475	360
Processing fees from TERI	22,917	14,800	20,577	14,192	—

Total service revenue	98,119	55,199	91,356	41,259	6,752
Operating expenses:
Compensation and benefits	25,503	14,084	19,816	11,488	2,794
General and administrative expenses	22,424	11,154	16,073	10,652	1,943

Total operating expenses	47,927	25,238	35,889	22,140	4,737

Income from operations	50,192	29,961	55,467	19,119	2,015
Other (income) expense:
Interest expense	476	1,211	1,561	1,805	—
Interest income	(497)	(80)	(105)	(91)	(53)
Other income	(2)	(2)	(2)	(131)	—

Total other (income) expense, net	(22)	1,129	1,454	1,583	(53)

Income before income tax expense	50,214	28,832	54,013	17,536	2,068
Income tax expense	20,219	12,098	22,514	5,307	14

Net income	$29,995	$16,734	$31,499	$12,229	$2,054

Net income per share, basic	$0.52	$0.32	$0.59	$0.24	$0.04
Net income per share, diluted	0.47	0.30	0.55	0.23	0.04
Weighted average shares outstanding, basic	58,074,788	53,070,369	53,099,116	51,122,000	51,122,000
Weight average shares outstanding, diluted	63,440,851	56,685,595	56,831,049	54,074,266	51,985,168

        The table below summarizes our unaudited consolidated balance sheet at March 31, 2004.

March 31, 2004
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$126,360
Working capital	118,082
Total assets	248,574
Total liabilities	48,625
Total stockholders' equity	199,949

        The table below summarizes other financial and operating data at or for the nine months ended March 31, 2004 and 2003 and at or for each of the fiscal years ended June 30, 2003, 2002 and 2001.

	Nine months ended March 31,		Fiscal year ended June 30,
	2004	2003	2003	2002	2001
	(dollars in thousands)
Other Financial and Operating Data:
Number of loans facilitated	166,000	106,000	123,000	83,000	13,000
Dollar amount of loans facilitated	$1,467,000	$865,000	$1,041,000	$688,000	$165,000	(1)
Dollar amount of loans securitized	$532,000	$296,000	$560,000	$298,000	$69,000
Operating income margin(2)	51%	54%	61%	46%	30%
Number of clients at period end	44	31	33	24	16
Number of employees (including seasonal) at period end	357	232	296	216	23

(1)
Includes loans for which we provided services in fiscal 2001, but which were originated by lenders in prior years.

(2)
Equal to income from operations divided by total service revenue.

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operation may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions; our financial results and future growth would be adversely affected if we are unable to structure securitizations.

        Securitization refers to the technique of pooling loans and selling them to a special purpose, bankruptcy remote entity, typically a trust, which issues securities to investors backed by those loans. We have provided structural advisory and other services for 20 loan securitizations since our formation in 1991, and we receive fees for these services. In connection with securitizations, we receive compensation in the form of structural advisory fees, residuals and administrative fees for management of the trusts. The amount and timing of the fees we recognize are affected, in part, by the size and composition of loan pools to be securitized, the return expectations of investors and assumptions we make regarding loan portfolio performance, including defaults, recoveries, and prepayments. Revenue from new securitizations constituted 70% of our total service revenue for the first nine months of fiscal 2004 and 68% of our total service revenue for the first nine months of fiscal 2003. In addition, revenue from new securitizations constituted 73% of our total service revenue in fiscal 2003 and 64% of our total service revenue in fiscal 2002. Substantially all of our net income in those fiscal periods was attributable to securitization-related revenue.

The timing of our securitization activities will greatly affect our quarterly financial results.

        Our quarterly revenue, operating results and profitability have varied and are expected to continue to vary significantly on a quarterly basis. In fiscal 2003, we recognized 7%, 36%, 17% and 40% of our total service revenue in the respective fiscal quarters of 2003. Our quarterly revenue varies primarily because of the timing of the securitizations that we structure. We facilitated no securitizations in the first or third quarters of fiscal 2004, and we facilitated one securitization in the second quarter of fiscal 2004. We expect to facilitate two securitizations in the fourth quarter of fiscal 2004. In fiscal 2003, we facilitated securitizations in the second and fourth quarters. During the third quarter of fiscal 2003, one of the securitization trusts used funds raised in the second quarter securitization to acquire student loans from our clients, which generated service revenue for us in the third quarter. We did not have comparable securitization related activity in the third quarter of fiscal 2004, and we incurred a net loss in that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Fluctuations." The timing of our securitization activities is affected to some degree by the seasonality of student loan applications and loan originations. Origination of student loans is generally subject to seasonal trends, with the volume of loan applications increasing with the approach of tuition payment dates. In fiscal 2003, we processed 37% of our total loan facilitation volume in the first quarter, and 21%, 25% and 17% of our total loan facilitation volume in the respective successive quarters.

A number of factors, some of which are beyond our control, may adversely affect our securitization activities and thereby adversely affect our results of operations.

        Our financial performance and future growth depend in part on our continued success in structuring securitizations. Several factors may affect both our ability to structure securitizations and the revenue we generate for providing our structural advisory and other services, including the following:

  •
  degradation of the credit quality and performance in the loan portfolios of the trusts we structure could reduce or eliminate investor demand for securitizations that we facilitate in the future;

  •
  unwillingness of financial guarantee providers to continue to provide credit insurance in the securitizations that we structure or in student loan-backed securitizations generally;

  •
  adverse performance of, or other problems with, student loan-backed securitizations that other parties facilitate could impact pricing or demand for our securitizations; and

  •
  any material downgrading or withdrawal of ratings given to securities previously issued in securitizations that we structured could reduce demand for additional securitizations that we structure.

        A significant portion of the securities issued since 1998 in securitization transactions that we structured were sold to asset backed commercial paper conduits. If these or similar asset backed conduits cease to purchase securities in the securitizations that we structure, we may experience a delay in the timing of our securitizations as we seek to find alternate channels of distribution.

        Under the terms of some of our contracts with key lender clients, we have an obligation to securitize loans originated by those lenders periodically, typically twice per year. We may agree with other lenders to securitize more frequently in the future. We have also agreed with one lender, Chase Manhattan Bank U.S.A., N.A., under certain circumstances to arrange for the purchase of loans from Chase no later than the end of the month following the month in which a student loan is fully disbursed to the borrower. If we do not honor these obligations, we may be required to pay liquidated or other damages, which could adversely affect our results of operations.

In connection with our recognition of revenue from securitization transactions, if the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from those reflected in our financial statements.

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses, the amount of fees we accrue and related disclosure of contingent assets and liabilities.

        We receive structural advisory fees for our services in connection with securitization transactions. We receive an up-front portion of these structural advisory fees when the securitization trust purchases the loans or soon thereafter. We receive an additional portion of these structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loans. We also have the right to receive a portion of the residual interests that the trust creates. As required under accounting principles generally accepted in the United States of America, we recognize as revenue the present value of the additional portion of the structural advisory fees and residuals at the time the securitization trust purchases the loans because they are deemed to be earned before they are actually paid to us. We record additional structural advisory fees and residuals as receivables on our balance sheet at fair value. Accounting rules require that these receivables be marked-to-market. We estimate the fair value both initially and each subsequent quarter and reflect the change in value in earnings for that period. Our key assumptions to estimate the value include prepayment and discount rates, interest rate trends and the expected credit losses from the underlying securitized loan portfolio, net of recoveries. If our assumptions are wrong, the additional structural advisory fees and residuals that we receive from the trusts could be significantly less than reflected in our current financial statements, and we may incur a material negative adjustment to our earnings in the period in which our assumptions change. For a discussion of the sensitivity of the additional structural advisory fees and residuals to variations in our assumptions and estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates—Service Revenue-Sensitivity Analysis."

        Our residuals in each securitization we have facilitated are subordinate to securities issued to investors in such securitizations and may fail to generate any revenue for us if the securitized assets only generate enough revenue to pay the investors.

Our financial results could be adversely affected if we were required to consolidate the financial results of the entities that we use for securitizations that we facilitate.

        We provide structural advisory and other services for loan securitizations undertaken through Delaware statutory trusts. We do not consolidate the financial results of the trusts with our own financial results. For a discussion of our decision not to consolidate, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Application of Critical Accounting Policies and Estimates—Consolidation." Some of the relevant accounting rules are in the process of being amended. If as a result of these amendments or changes in accounting rules we were required to consolidate the financial results of one or more trusts with our own financial results, our financial results could be adversely affected, particularly in the early years of a trust when the trust typically experiences losses.

In structuring and facilitating securitizations of our clients' loans and as holders of rights to receive residual cash flows in those trusts, we may incur liabilities to investors in the asset backed securities those trusts issue.

        We have facilitated and structured a number of different special purpose trusts that have been used in securitizations to finance student loans that our clients originate. Under applicable state and federal securities laws, if investors incur losses as a result of purchasing asset backed securities that those trusts issue, we could be deemed responsible and could be liable to those investors for damages. If we failed to cause the trusts to disclose correctly all material information regarding an investment in the asset-backed securities or if the trust made statements that were misleading in any material respect in information delivered to investors, it is possible that we could be held responsible for that information or omission. In addition, under various agreements entered into with underwriters or financial guarantee insurers of those asset-backed securities, we are contractually bound to indemnify those persons if investors are successful in seeking to recover losses from those parties and the trusts are found to have made materially misleading statements or to have omitted material information.

        We do not maintain reserves or insurance against this potential liability. If we are liable for losses investors incur in any of the securitizations that we facilitate or structure, our profitability or financial position could be materially adversely affected.

If our relationships with key clients terminate, our revenue and results of operations would be adversely affected.

        We structure and support private student loan programs for commercial banks, including Bank One N.A. and Bank of America N.A. We also structure and support private student loan programs for marketing partners that refer their borrowers to a particular lending source, such as Charter One Bank, N.A. We refer to these lenders as referral lenders. Structural advisory fees and residuals from securitization of Bank One private label loans represented approximately 46% of our total service revenue for the first nine months of fiscal 2004, approximately 68% of our total service revenue for the first nine months of fiscal 2003, approximately 59% of our total service revenue for fiscal 2003 and 50% of our total service revenue for fiscal 2002. Bank of America is the exclusive lender for our GATE program clients. Our GATE programs contributed 5.9% of our total service revenue in fiscal 2003. Structural advisory fees and residuals from securitization of Charter One-funded private label loans represented approximately 16% of our total service revenue for the first nine months of fiscal 2004 and 2% of our total service revenue for fiscal 2003.

        Our current agreement with Bank One is scheduled to terminate in 2007, and our private label agreements with Bank of America and Charter One may terminate as early as June 2005 and May 2005, respectively. However, each client has the right to terminate our agreement on short notice, generally 30 days or less, if we materially breach our agreement, including our failure to perform at service levels specified in those contracts. In addition, under the terms of our lender clients' guaranty agreements with TERI, both the lender and TERI may propose modifications to loan program guidelines during the first calendar quarter of each year. If the parties are unable to agree on a proposed modification, such as an adjustment of the guaranty fees, the party proposing the modification has the option of terminating the guaranty agreement, effective as of May 1 of that calendar year. Under its master loan guaranty agreement with us, TERI may not propose a change to program guidelines without our consent. Similarly, under our agreements with lenders that have multi-year terms, the lender cannot change the program guidelines without our consent, which we cannot unreasonably withhold.

        A significant decline in services to Bank One, Bank of America or Charter One, or the termination of guaranty agreements between those lenders and TERI, could reduce the overall volume of loans we facilitate, which could be difficult to replace through arrangements with other lenders. Our revenue, business and financial results could suffer as a result. In addition, there has been significant consolidation within the banking industry. For example, Charter One Bank, N.A. recently announced that it has reached an agreement to be acquired by Citizens Financial Group, Inc. Further consolidation could result in a loss of business if one or more of our clients were acquired by a lender that is not our client.

If our relationship with TERI terminates, our business could be adversely affected.

        In June 2001, we purchased the loan processing operations of TERI and entered into a series of agreements to govern future securitizations of TERI-guaranteed loans. TERI continues to provide private student loan guarantee, education information and counseling services for students, and is the exclusive third party provider of borrower default guarantees for our clients' private label loans. We have entered into an agreement to provide various services to TERI and received fees from TERI for services performed of $22.9 million, or 23% of total service revenue, for the first nine months of fiscal 2004, $14.8 million, or 27% of total service revenue for the first nine months of fiscal 2003, $20.6 million, or 23% of our total service revenue, for fiscal 2003 and $14.2 million, or 34% of our total service revenue, for fiscal 2002. In addition, we have agreed to undertake on a best-efforts basis to arrange or facilitate securitizations for a limited category of TERI-guaranteed loans and have the right to receive structural advisory and other fees in connection with these securitizations. We also have entered into an agreement to receive from TERI updated information about the performance of the student loans it has guaranteed to allow us to supplement our database. Each of these agreements with TERI has an initial term through June 2006 with a renewal option exercisable by either party for an additional five year term. If our agreements with TERI terminate for any reason, or if TERI fails to comply with its obligations, our business would be adversely affected and the value of our intangible assets could be impaired for the following reasons:

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  we may not be able to offer our clients guarantee services from another guarantor and, accordingly, our access to loans and our opportunities to structure securitization transactions may diminish significantly;

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  we may not be successful in establishing an arrangement with a third party to provide the warranties that TERI currently provides to lenders related to origination services. In such case, we may be required to provide such warranties; and

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  if TERI is unable to provide guarantee services, the financial guarantee insurance coverage we obtain in securitization transactions could be more costly, if it is available at all.

        In such events, demand for our services, including opportunities to structure and facilitate securitization transactions, could decline, which would adversely affect our business. In addition, the value of the loan pools in the securitization transactions we facilitate could decline and the value of our residuals could be reduced.

Our business could be adversely affected if TERI's ratings are downgraded, if TERI fails to maintain its not-for-profit status or if TERI's not-for-profit status ceased to be a competitive advantage.

        In its role as guarantor in the private education lending market, TERI agrees to reimburse lenders for unpaid principal and interest on defaulted loans. TERI is the exclusive provider of borrower default guarantees for our clients' private student loans. As of March 31, 2004, TERI had a Baa3 counterparty rating from Moody's Investors Service, which is the lowest investment grade rating, and an insurer financial strength rating of A+ from Fitch Ratings. If these ratings are lowered, our clients may not wish to enter into guarantee arrangements with TERI. In addition, we may receive lower structural advisory fees because the costs of obtaining financial guarantee insurance for the asset backed securitizations that we structure could increase. In such case, our business would be adversely affected.

        TERI is a not-for-profit organization and, as a result, borrowers have been deemed unable to discharge in bankruptcy proceedings loans that TERI guarantees. If TERI loses its not-for-profit status, and TERI-guaranteed student loans become dischargeable in bankruptcy, recovery rates on these loans could decline. In such event, our business could be adversely affected for the following reasons:

  •
  our residuals in the securitization trusts could decline because of increased default rates and collection costs; and

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  the securitization transactions that we structure could be on less favorable terms because investors and financial guarantee insurers could become more concerned with default and recovery rates.

        Assuming that TERI retains its not-for-profit status, TERI's position as the leading provider of private education loan guarantees could be adversely affected if the U.S. federal bankruptcy laws are amended to make student loans generally non-dischargeable in bankruptcy, as provided in legislation currently before the U.S. Congress. If such an amendment were enacted:

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  lenders who would currently seek a guarantee from a not-for-profit entity such as TERI in order for their private student loans to become non-dischargeable in bankruptcy may cease to do so; and

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  TERI would cease to have this competitive advantage over potential for profit providers of the services that TERI provides.

        As a result of these impacts on TERI, lenders might be less inclined to utilize the TERI-guaranteed private label loan programs, which could, in turn, harm our business and results of operations.

Our business could be adversely affected if PHEAA fails to provide adequate or timely services or if our relationship with PHEAA terminates.

        Pennsylvania Higher Education Assistance Agency, or PHEAA, currently services a majority of loans whose origination we facilitate. This arrangement allows us to increase the volume of loans in our clients' loan programs without incurring the overhead investment in servicing operations. As with any external service provider, there are risks associated with inadequate or untimely services. We regularly monitor the servicing portfolio reports, including delinquencies and defaults. A substantial increase in the delinquency rate could adversely affect our ability to access profitably the securitization markets for our clients' loans. In addition, if our relationship with PHEAA terminates, we would need to develop a relationship with another loan servicer, which could be time consuming and costly. In such event, our business could be adversely affected. Although we periodically review the costs associated with establishing servicing operations to service loans, we have no plans to establish and perform servicing operations at this time.

If we fail to cause the purchase of student loans from Chase Manhattan Bank, we may be required to pay damages to Chase. In addition, under certain circumstances, we may not be entitled to facilitate the securitization of these loans.

        In December 2003, we entered into an agreement with Chase Manhattan Bank USA, N.A. under which we have the exclusive right to facilitate the securitization of certain student loans funded by Chase. Under the terms of our agreement, we are generally obligated to arrange for the purchase of loans from Chase no later than the end of the month following the month in which a student loan is fully disbursed to the borrower. We expect the purchase of loans to be structured as either a securitization or an interim financing transaction. At the time we entered into our agreement with Chase, we established a special purpose entity that has arranged for an interim financing facility. Under the terms of the interim financing facility, the interim lender has agreed to provide funding to the special purpose entity for the purchase of Chase loans. If we breach our obligation to cause the purchase of Chase loans, either through the interim financing facility or through a securitization transaction, we may be required to pay damages to Chase. Generally, our liability would not exceed 10% of the aggregate principal amount of the loans that were not purchased, but it would not be limited in the case of certain willful breaches.

        We intend to structure securitizations of the loans that the special purpose entity purchases from Chase. However, once the loans are financed through the interim financing arrangement, the interim lender would control when and through whom the loans would be securitized. Therefore, we cannot assure you that we will be successful in securitizing these loans once they are financed by the interim financing facility, or that we will be in a position to control the timing of their securitization.

Surety limits that some of our GATE school clients face may lead us to make investments in the securitization trusts established by The National Collegiate Trust on behalf of such schools.

        We have utilized several special purpose entities for the securitizations we have structured. One of these special purpose entities, The National Collegiate Trust, has established separate securitization trusts, which we refer to as the NCT trusts, that have purchased primarily GATE loans. Some of the school clients participating in our GATE program face limits on the amount of surety coverage which our current insurance vendor is willing to provide on their behalf. This surety coverage provides NCT trust bondholders with assurance that the pledge commitment these school clients make to reimburse the NCT trusts for defaults by their student borrowers will be fulfilled. We can provide no assurance that in NCT trusts established in the future, our current insurance vendor will provide adequate surety coverage for all schools participating in the GATE program.

        As these surety coverage limits are reached, we will consider various options for providing NCT trust bondholders in NCT trusts established in the future, with additional credit enhancement so that school clients may continue to participate in the GATE program. One option could be for us to make a cash investment into the NCT trusts in an amount adequate to cover the additional surety amount required beyond what our current insurance vendor is willing to provide on the schools' behalf. If we were to make such an investment in the NCT trusts on behalf of these schools, we could lose some or all of this investment should such schools breach their commitments to reimburse the NCT trusts for defaults by their student borrowers.

The outsourcing services market for education lending is highly competitive, and if we are not able to compete effectively, our revenue and results of operations may be adversely affected.

        We assist national and regional financial institutions and educational institutions, as well as businesses and other organizations in structuring and supporting their private education loan programs. In providing our services, we receive fees for services we provide primarily in connection with the securitization of our clients' loans. The outsourcing services market in which we operate includes a large number of service providers, some of which have greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships with their clients than we have. Larger competitors with greater financial resources may be better able to respond to the need for technological changes, compete for skilled professionals, build upon efficiencies based on a larger volume of loan transactions, fund internal growth and compete for market share generally. We may face competition from our clients if they choose to provide directly the services that we currently provide, and from third parties who decide to expand their services to include the suite of services that we provide. We are aware of two competitors, SLM Corporation, or Sallie Mae, and Servus Financial Corporation, an affiliate of Wells Fargo Company, that offer a similar range of services to lenders. Our business could also be adversely affected if Sallie Mae seeks to market more aggressively to third parties the full range of services for private loan programs that we provide. If we are not able to compete effectively, our revenue and results of operations may be adversely affected. In addition, if third parties choose to provide the range of services that we provide, pricing for our services may become more competitive, which could lower our profitability.

        Historically, lenders in the education loan market have focused their lending activities on federal loans because of the relative size of the federal loan market and because the federal government guarantees repayment of these loans, thereby significantly limiting the lenders' credit risk. The demand for our services could decline if lenders place additional emphasis on the private education loan market and offer the services we provide.

The growth of our business could be adversely affected if annual and aggregate limitations under federal student loan programs increase.

        We focus our business exclusively on the market for private education loans, and more than 90% of our business is concentrated in loan programs for post-secondary education. The availability of loans that the federal government originates or guarantees affects the demand for private student loans because students and their families often rely on private loans to bridge the gap between available funds, including family savings, grants and federal and state loans, and the costs of post-secondary education. The federal government currently places both annual and aggregate limitations on the amount of federal loans that any student can receive, and these limitations are adjusted in connection with funding authorizations from the United States Congress for programs under the Higher Education Act. The limitations on federal student loans have not been adjusted since 1992, and Congress is currently considering proposals that could increase the limitations as early as 2004. If Congress materially increases either the annual or aggregate loan limitations, or otherwise increases the funding available under federal student loan programs, demand for private student loans could weaken, which could adversely affect the volume of private loans and the securitization transactions that we facilitate and structure and, as a result, the growth of our business.

Access to alternative means of financing the costs of education may reduce demand for private student loans.

        The demand for private student loans could weaken if student borrowers use other vehicles to bridge the gap between available funds and costs of post-secondary education. These vehicles include, among others:

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  home equity loans, under which families borrow money based on the value of their real estate;

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  pre-paid tuition plans, which allow students to pay tuition at today's rates to cover tuition costs in the future;

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  529 plans, which are state sponsored investment plans that allow a family to save funds for education expenses; and

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  education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

        If demand for private student loans weakens, we would experience reduced demand for our services, which would seriously harm our financial results.

If competitors acquire or develop a student loan database or advanced loan information processing systems, our business could be adversely affected.

        We own proprietary databases of historical information on private student loan performance that we use to help us establish the pricing provisions of new loan programs, determine the terms of securitization transactions and establish the present value of the structural advisory fees and residuals that we recognize as revenue. We also have developed a proprietary loan information processing system to enhance our application processing and loan origination capabilities. Our student loan databases and loan information processing system provide us with a competitive advantage in offering our services. Third parties could create or acquire databases and systems such as ours. For example, as lenders and other organizations in the student loan market originate or service loans, they compile over time information for their own student loan performance database. If a third party creates or acquires a student loan database or develops a loan information processing system, our competitive positioning, ability to attract new clients and business could be adversely affected.

If our clients do not successfully market and sell student loans, our business will be adversely affected.

        We provide outsourcing services to lenders and educational institutions, as well as businesses and other organizations in structuring and supporting their private education loan programs. We rely on our clients to market and sell education loans to student borrowers. If they do not devote sufficient time and resources to their marketing efforts, or if they are otherwise not successful in these efforts, then we may experience a reduction in the volume of loans that we process and securitize, and our business will be adversely affected.

Changes in interest rates could affect the value of our additional structural advisory fees and residuals receivables, as well as demand for private student loans and our services.

        Student loans typically carry floating interest rates. Higher interest rates would increase the cost of the loan to the borrower, which in turn, could lessen demand for our services and cause an increase in prepayment and default rates for outstanding student loans. If this occurs, we may experience a decline in the value of our additional structural advisory fees and residuals receivables in connection with the securitizations that we facilitate. In addition, most of the student loans that our clients originate carry floating rates of interest tied to prevailing short-term interest rates. An increase in interest rates could reduce borrowing for education generally, which, in turn, could cause the overall demand for our services to decline.

If we are unable to protect the confidentiality of our proprietary database and information systems and processes, the value of our services and technology will be adversely affected.

        We rely on trade secret laws and restrictions on disclosure to protect our proprietary database and information systems and processes. We have entered into confidentiality agreements with third parties and with some of our employees to maintain the confidentiality of our trade secrets and proprietary information. These methods may neither effectively prevent disclosure of our confidential information nor provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

        We own no patents and have filed no patent applications with respect to our proprietary database or loan information processing systems. Accordingly, our technology is not covered by patents that would preclude or inhibit competitors from entering our market. Monitoring unauthorized use of the systems and processes that we developed is difficult, and we cannot be certain that the steps that we have taken will prevent unauthorized use of our technology. Furthermore, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and services will be adversely affected.

An interruption in or breach of our information systems may result in lost business.

        We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of business, that reliance will increase. Any failure or interruption, or breach in security, of our information systems or the third party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan processing. A failure, interruption or breach in security could also result in an obligation to notify clients in states such as California that require such notification, with possible civil liability resulting from such failure, interruption or breach. We cannot assure you that such failures, interruptions or breaches will not occur, or if they do occur that we or the third parties on which we rely will adequately address them. We have implemented precautionary measures to avoid systems outages and to minimize the effects of any data or telephone systems interruptions, but we have not instituted fully redundant systems. The occurrence of any failure, interruption or breach could significantly harm our business.

The loan origination process is becoming increasingly dependent upon technological advancement, and we could lose clients and market share if we are not able to keep pace with rapid changes in technology.

        Our ability to handle an increasing volume of transactions is based in large part on the advanced systems and processes we have implemented and developed. The loan origination process is becoming increasingly dependent upon technological advancement such as the ability to process loans over the Internet, accept electronic signatures and provide process updates instantly. Our future success depends in part on our ability to develop and implement technology solutions that anticipate and keep pace with these and other continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis. If competitors introduce products, services, systems and processes that are better than ours or that gain greater market acceptance, those that we offer or use may become obsolete or noncompetitive. Any one of these circumstances could have a material adverse effect on our ability to obtain and retain key clients.

        We may be required to expend significant funds to develop or acquire new technologies. If we cannot offer new technologies as quickly as our competitors, we could lose clients and market share. We also could lose market share if our competitors develop more cost effective technologies than those we offer or develop.

We have expanded our operations rapidly in recent years, and if we fail to manage effectively our growth, our financial results could be adversely affected.

        The number of our employees increased to 345 regular employees and 12 seasonal employees as of March 31, 2004 from 231 regular employees and 1 seasonal employee as of March 31, 2003. Many of these employees have very limited experience with us and a limited understanding of our systems and controls. From our inception to March 31, 2004, our assets have grown to $248.6 million. Our revenue increased to $98.1 million for the first nine months of fiscal 2004 from $55.2 million for the first nine months of fiscal 2003, and to $91.4 million for fiscal 2003 from $41.3 million for fiscal 2002. Our growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

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  expand our systems effectively;

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  allocate our human resources optimally;

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  identify and hire qualified employees; or

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  incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

        If we are unable to manage our growth, our operations and our financial results could be adversely affected.

If we become subject to the licensing or registration laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.

        Although we are subject to certain state and federal consumer protection laws, which are subject to change, we believe our operations currently do not require us to be licensed with any regulatory body and only require us to be registered with one regulatory body. The Massachusetts Division of Banks ruled that our business with TERI is not subject to licensure because, as a provider of loan origination outsourcing services, we do not conduct lending business with consumers in our own name and our processing centers are not generally open to the public.

        The Massachusetts Small Loan Act requires any person that is engaged, for compensation, in the business of making small loans, or in aiding or assisting the borrower or the lender in procuring or making such loans, to obtain a license. Under the statute, the business of making small loans includes the making of loans of $6,000 or less with interest rates and expenses of more than 12% per year. We could become subject to the Small Loan Act in the future if, for example, interest rates exceed 12% or the Massachusetts Division of Banks revokes its previous determination that our operations are exempt.

        We could also become subject to licensing laws due to changes in existing federal and state regulations. The Massachusetts legislature could, for example, modify the statutory requirements under the Small Loan Act. If the Massachusetts legislature, or any other state or federal regulatory authority, changes existing laws and rules, or enacts new laws or rules, we could be forced to make changes in our relationships with lenders, educational institutions, guarantors, servicers or the trusts involved in the securitizations that we facilitate. Specifically, changes in existing laws and rules could also require us to implement additional or different programs and information technology systems and could impose licensing, capital and reserve requirements and additional costs, including administrative, compliance and third party service costs.

        We could also become subject to regulatory requirements in Massachusetts and other states if we engage in certain regulated activities in the future, such as loan guarantees, or if our operations became sufficiently localized in other states to trigger licensing or registration requirements. We have consulted with national counsel regarding state laws outside of Massachusetts governing the licensing and registration of loan brokers and loan arrangers. As a result of that legal review, we have consulted with local counsel in relevant states. Based on the advice of local counsel and, in some states, additional informal advice from state regulators, we have concluded that no such licenses or registrations are required, except in Pennsylvania, where local counsel has advised us that we need to register as a "loan broker" with the Pennsylvania Department of Banking. We are in the process of completing and filing that registration. While we have not received formal licensing or registration rulings from states other than Massachusetts, we do not believe that any other state would have jurisdiction over our operations because:

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  all of our contracts with consumers are conducted in the name of federal and state chartered financial institutions, which generally are exempt from additional licensure of the business of lending, or in the name of TERI, which has satisfied Massachusetts licensure requirements; and

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  our contacts with borrowers outside of Massachusetts occur exclusively in interstate commerce, through the mail, by phone and through the Internet.

        If any state asserts jurisdiction over our business, we will proceed with licensing or registration in the affected state. Our activities in that state could be curtailed pending processing of a licensing application or registration, and we could be subject to civil or criminal penalties.

        We believe that our consultations with national and local counsel have identified all material licensing, registration and regulatory requirements that could apply to our business outside of

Massachusetts. The risk remains, however, that an unusual regulatory regime could exist in a state that would permit such state, even if we were not physically present, to assert successfully jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. In addition, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business and results of operations.

        In addition, other organizations with which we work, including TERI, are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

Failure to comply with consumer protection laws could subject us to civil and criminal penalties and affect the value of our assets. Compliance with recently enacted identity theft laws and regulations will increase the cost and complexity of our operations and may reduce our ability to process growing loan volumes in a timely fashion.

        The federal government and state governments regulate extensively the financial institutions and other entities that originate loans in the student loan market. These regulations include usury, disclosure, credit reporting, identity theft, privacy, fraud and abuse and other laws to protect borrowers. Violations of the laws or regulations governing our operations or the operation of TERI or our other clients could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services or exclusion from participating in education loan programs. These penalties or exclusions, were they to occur, would negatively impair our ability to operate our business. In addition, the loan assets held by securitization trusts that we have structured could be adversely impacted by violation of consumer protection laws. In such event, the value of our residual interests could also be adversely impacted. In some cases, such violations may render the loan assets unenforceable.

        The Fair and Accurate Credit Transactions Act of 2003 imposes significant new federal law requirements on loan application processors, including requirements with respect to resolving address inconsistencies, responding to "red flags" of potential identity theft and processing identity theft notices and other requirements that will require both changes to automated loan processing and the creation of manual exception systems. These new requirements will strain systems and personnel that are already undergoing rapid change due to loan volume growth. Failure to comply with these requirements will violate our obligations to the lenders we serve and could subject them to regulatory action and result in termination of our processing contracts.

The price of our common stock may be volatile.

        The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

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  difficulties we may encounter in the securitizations that we structure or the loss of opportunities to structure securitization transactions;

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  price and volume fluctuations in the overall stock market from time to time;

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  significant volatility in the market price and trading volume of financial services and process outsourcing companies;

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  actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

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  general economic conditions and trends;

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  major catastrophic events;

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  loss of a significant client or clients;

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  sales of large blocks of our stock; or

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  departures of key personnel.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        We have only been a public company since October 2003. For the six month period ended May 31, 2004, the average daily trading volume of our common stock on the New York Stock Exchange has been less than 120,000 shares. As a result, future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the then-prevailing market price of our common stock.

        As of May 31, 2004, we had 61,930,610 shares of common stock outstanding. Of our outstanding shares, 47,531,110 shares had been subject to lock-up agreements with the underwriters of our initial public offering that expired on April 27, 2004. Subject to limitations under federal securities laws, including in some cases the holding period requirements and volume limitations of Rule 144, these shares became eligible for sale in the public market on April 27, 2004.

        In connection with this offering, all selling stockholders will enter into new lock-up agreements with the underwriters of this offering. As a result of these lock-up agreements, 24,669,984 shares will again be subject to contractual restrictions on resale, through the date 90 days after the date of this prospectus.

        The market price of shares of our common stock may drop significantly if our existing stockholders sell a substantial number of shares when the restrictions on resale lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

        Our directors and executive officers, and entities affiliated with them, will beneficially own approximately 60% of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and by laws may deter third parties from acquiring us.

        Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

  •
  only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders;

  •
  our stockholders may take action only at a meeting of our stockholders and not by written consent;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  our directors may be removed only for cause by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

  •
  we impose advance notice requirements for stockholder proposals.

        These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

        We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

FORWARD LOOKING STATEMENTS AND PROJECTIONS

        This prospectus contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our clients' or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward looking statements, to differ. The "Risk Factors" section and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as other sections in this prospectus discuss some of the factors that could contribute to these differences.

        The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

        All of the shares of common stock in the offering are being sold by the selling stockholders. We will not receive any proceeds from this offering.

PRICE RANGE OF COMMON STOCK

        Our common stock has been listed on the New York Stock Exchange under the trading symbol FMD since our initial public offering on October 31, 2003. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by the New York Stock Exchange, for each of the periods listed.

	High	Low
Fiscal 2004
Second Quarter (commencing October 31, 2003)	$25.06	$20.30
Third Quarter	32.50	22.45
Fourth Quarter (through June 2, 2004)	34.85	29.00

        The last reported sale price of our common stock on the New York Stock Exchange on June 2, 2004 was $34.85 per share. As of May 31, 2004, we had 37 holders of record of our common stock.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, covenants in our credit agreement impose restrictions on our ability to declare and pay cash dividends in the event that we are in default.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004. You should read the following table in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

As of March 31, 2004
(in thousands, except share and per share data)
Notes payable, net of current portion	$5,474

Stockholders' equity
Preferred stock, par value $0.01 per share; 20,000,000 shares authorized; no shares issued or outstanding	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 61,906,110 shares issued and outstanding	619
Additional paid-in capital	130,682
Retained earnings	68,649

Total stockholders' equity	199,949

Total capitalization	$205,423

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We have derived the data for the fiscal years ended June 30, 2003, 2002 and 2001 and as of June 30, 2003 and 2002 from consolidated financial statements audited by KPMG LLP, independent registered public accounting firm, and included elsewhere in this prospectus. We have derived the data for the fiscal years ended June 30, 2000 and 1999 and as of June 30, 2001, 2000 and 1999 from our audited financial statements not included in this prospectus. We have derived the data for the nine months ended and as of March 31, 2004 and 2003 from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared our unaudited interim financial statements on a basis consistent with our audited financial statements. In the opinion of our management, our unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those statements. Results for the nine months ended March 31, 2004 are not necessarily indicative of results expected for the fiscal year ending June 30, 2004 or for any other future period.

	Nine months ended March 31,		Fiscal year ended June 30,
	2004	2003	2003	2002	2001	2000	1999
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Service revenue:
Structural advisory fees	$39,184	$20,503	$39,337	$14,760	$5,256	$2,524	$1,525
Residuals	34,790	18,935	30,027	11,832	1,136	477	190
Administrative and other fees	1,228	960	1,415	475	360	969	588
Processing fees from TERI	22,917	14,800	20,577	14,192	—	—	—

Total service revenue	98,119	55,199	91,356	41,259	6,752	3,970	2,303
Operating expenses:
Compensation and benefits	25,503	14,084	19,816	11,488	2,794	2,284	1,815
General and administrative expenses	22,424	11,154	16,073	10,652	1,943	1,829	1,369

Total operating expenses	47,927	25,238	35,889	22,140	4,737	4,113	3,184

Income (loss) from operations	50,192	29,961	55,467	19,119	2,015	(143)	(881)
Other (income) expense:
Interest expense	476	1,211	1,561	1,805	—	—	—
Interest income	(497)	(80)	(105)	(91)	(53)	(53)	(50)
Other income	(2)	(2)	(2)	(131)	—	—	—

Total other (income) expense, net	(22)	1,129	1,454	1,583	(53)	(53)	(50)

Income (loss) before income tax expense	50,214	28,832	54,013	17,536	2,068	(90)	(831)
Income tax expense	20,219	12,098	22,514	5,307	14	15	5

Net income (loss)	$29,995	$16,734	$31,499	$12,229	$2,054	$(105)	$(836)

Income Per Share Data:
Net income (loss) per common share:
Basic	$0.52	$0.32	$0.59	$0.24	$0.04	$0.00	$(0.02)
Diluted	0.47	0.30	0.55	0.23	0.04	0.00	(0.02)
Weighted average common shares outstanding:
Basic	58,074,788	53,070,369	53,099,116	51,122,000	51,122,000	51,122,000	51,122,000
Diluted	63,440,851	56,685,595	56,831,049	54,074,266	51,985,168	51,122,000	51,122,000
	March 31,		June 30,
	2004	2003	2003	2002	2001	2000	1999
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$126,360	$12,176	$18,327	$ 7,316	$ 6,775	$2,035	$1,672
Service receivables	106,817	43,285	56,905	20,393	3,288	1,508	484
Working capital	118,082	11,050	7,805	5,778	5,871	2,009	1,610
Total assets	248,574	66,719	87,053	39,016	19,746	3,836	2,409
Total liabilities	48,625	29,285	34,629	20,381	14,007	151	119
Total stockholders' equity	199,949	37,434	52,424	18,635	5,740	3,685	2,290

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those described in "Risk Factors" and elsewhere in this prospectus.

Executive Summary

Overview

        We provide outsourcing services for private education lending in the United States. We provide services in connection with each of the five typical phases of the student loan lifecycle, offering our clients a single point of interface for:

  •
  program design and marketing;

  •
  borrower inquiry and application;

  •
  loan origination and disbursement;

  •
  loan securitization; and

  •
  loan servicing.

We receive fees for the services we provide in connection with both processing our clients' private student loans and structuring and administering securitizations of those loans. Securitization refers to the technique of pooling loans and selling them to a special purpose, bankruptcy remote entity, typically a trust, which issues securities to investors backed by those loans.

        We do not take a direct ownership interest in the loans our clients generate, nor do we serve as a lender or guarantor with respect to any loan programs that we facilitate. We assist the lenders in our loan programs in selecting the underwriting criteria used in deciding whether a student loan will be made to an applicant. However, each lender has ultimate control over the selection of these criteria, and in providing our services we are obligated by contract to observe them. Although we oversee loan servicing as a component of our administrative duties, we do not act as a loan servicer.

        We currently focus on facilitating private student loans for undergraduate, graduate and professional education, although we believe we can enhance our service offerings for continuing education programs, primary and secondary schools, career training and study abroad programs. During the first nine months of fiscal 2004, we processed over 400,000 loan applications and facilitated $1.47 billion in loan disbursements at over 4,000 schools. We have provided structural, advisory and other services for 20 securitization transactions since our formation in 1991.

        We offer services in connection with loan programs targeted at two major marketing channels:

  •
  Private label programs that:

  •
  lenders market directly to prospective student borrowers and their families;

  •
  lenders market directly to educational institutions;

  •
  third parties who are not themselves lenders design and market directly to prospective student borrowers and their families; loans under these programs are made by referral lenders; and

    •
    businesses, unions, affinity groups and other organizations offer to their employees or members.

  •
  Guaranteed Access to Education, or GATE, programs that educational institutions offer directly to their students.

        During the first nine months of fiscal 2004, we securitized only private label loans. We expect we will securitize GATE loans, including those we facilitated during the first nine months of our current fiscal year, in our fourth fiscal quarter. Our private label programs contributed $86.0 million, or 94.1%, of our total service revenue in fiscal 2003, while our GATE programs contributed $5.4 million, or 5.9%, of our total service revenue in fiscal 2003.

        In June 2001, we significantly enhanced our risk management and loan processing capabilities through a strategic relationship with The Education Resources Institute, Inc., or TERI, the nation's oldest and largest guarantor of private student loans. We acquired TERI's loan processing operations, including its historical database, but not its investment assets or guarantee liabilities. In connection with this acquisition, 161 members of TERI's staff became our employees. In addition, we entered into a master servicing agreement pursuant to which TERI engages us to provide loan origination and processing services with respect to the loans generated through the private label programs we facilitate, as well as other TERI-guaranteed loans. TERI reimburses us for the expenses we incur in providing these services. This agreement has a term through June 2006 and provides that either party may unilaterally exercise a right to renew the contract for an additional five-year term. Under the terms of a master loan guarantee agreement that we entered into with TERI, we also agreed to provide to TERI 25% of the residual interest in the securitizations of TERI-guaranteed loans that we facilitate in the future, and a right of first refusal to guarantee our private label clients' existing and future loan programs.

        The primary driver of our results of operations and financial condition is the volume of loans for which we provide outsourcing services from loan origination through securitization. We facilitated the securitization of $532 million of student loans during the first nine months of fiscal 2004, up from $296 million for the same period last year.

        In the first nine months of fiscal 2004, we facilitated disbursement of approximately 166,000 loans in an aggregate principal amount of approximately $1.47 billion. Approximately $1.11 billion of this amount was available to us for securitization. In the comparable period of fiscal 2003, we facilitated disbursement of approximately 106,000 loans in an aggregate principal amount of approximately $865 million. Approximately $549 million of this amount was available to us for securitization.

        The dollar volume of the loans that we facilitated in the first nine months of fiscal 2004 increased 70% as compared to the same period last year. The loans that we facilitated that are available to us for securitization increased 103% in the first nine months of fiscal 2004 as compared to the same period in fiscal 2003.

        Although we offer our clients a fully integrated suite of outsourcing services, we do not charge separate fees for many of these services. Moreover, although we receive fees for providing loan processing services to TERI in connection with TERI-guaranteed loans, these fees represent reimbursement of the direct expenses we incur. Accordingly, we do not earn a profit on these fees. Although we provide these various services without charging a separate fee, or at "cost" in the case of TERI-guaranteed loans, we generally enter into agreements with the private label lenders, and Bank of America, N.A. in the case of GATE programs, giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. Our level of profitability depends on these structural advisory fees and residuals. We discuss the manner in which we recognize them in our revenue in greater detail below. We may in the future enter into arrangements with private label lenders under which we provide outsourcing services, but do not have the exclusive right to securitize the loans that they originate.

        Changes in any of the following factors can materially affect our financial results:

  •
  the demand for private education financing;

  •
  the competition for providing private education financing;

  •
  the education financing preferences of students and their families;

  •
  applicable laws and regulations, which may affect the terms upon which our clients agree to make private student loans and the cost and complexity of our loan facilitation operations;

  •
  the private student loan securitization market, including the costs or availability of financing;

  •
  the general interest rate environment, including its effect on our discount rates;

  •
  borrower default rates; and

  •
  prepayment rates on private student loans, including prepayments through loan consolidation.

Securitizations and Related Revenue

        We structure and facilitate securitization transactions for our clients through a series of bankruptcy remote, special purpose trusts. The trusts purchase private student loans from the originating lenders, which relinquish to the trust their ownership interest in the loans. The debt instruments that the trusts issue to finance the purchase of these student loans are obligations of the trusts, rather than our obligations or those of originating lenders. To date, we have utilized the following special purpose entities for the securitizations we have structured:

  •
  The National Collegiate Student Loan Trust 2003-1, or NCSLT 2003, was formed in December 2003 to purchase exclusively TERI-guaranteed private label loans.

  •
  The National Collegiate Master Student Loan Trust I, or NCMSLT, was formed in fiscal 2002 to purchase exclusively TERI-guaranteed private label loans.

  •
  The National Collegiate Trust, or NCT, was formed in fiscal 1993 and has established separate securitization trusts, which we refer to as the NCT trusts, that have purchased primarily GATE loans and a limited number of TERI-guaranteed and other loans.

        In the future, we may securitize private label or GATE loans using new trust vehicles.

        Under the terms of some of our contracts with key lender clients, we have an obligation to securitize periodically, typically twice per year, the private student loans that these clients originate, and we may agree with other lenders to securitize more frequently in the future. If we do not honor our obligations to these lenders, we may be required to pay liquidated damages, generally not exceeding an amount equal to 1% of the face amount of the loans available for securitization. In September 2003, we entered into an agreement with Chase Manhattan Bank USA, N.A. under which we agreed, under certain circumstances, to arrange for the purchase of loans from Chase by a third party no later than the end of the month following the month in which a student loan in fully disbursed to the student borrower.

        We receive several types of fees in connection with our securitization services:

  •
  Structural advisory fees.    We charge structural advisory fees that are paid in two portions:

  •
  Up-front.    We receive a portion of the structural advisory fees at the time the securitization trust purchases the loans or soon thereafter. For these fees, we structure the securities sold in the securitization, coordinate the attorneys, accountants, trustees, loan servicers, loan originators and other transaction participants and prepare the cash flow modeling for rating agencies and financial guarantee insurers, as needed. In recent securitizations, these fees have ranged from 4.7% to 6.7% of the principal and capitalized interest of the loans securitized; and

  •
  Additional.    We receive a portion of the structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loan. This portion accumulates monthly from the date of a securitization transaction at a rate of 15 basis points per year. We begin to receive this additional portion, plus interest, once the ratio of trust assets to trust liabilities, which we refer to as the "parity ratio," reaches a stipulated level, which ranges from 103.0% to 105.0%. We currently expect to receive the additional fees beginning five to seven years after the date of a particular securitization transaction.

  •
  Residuals.    We also have the right to receive a portion of the residual interests that these trusts create. This interest is junior in priority to the rights of the holders of the debt sold in the securitizations and entitles us to receive:

  •
  in connection with the securitizations in NCSLT 2003, 75% of the residual cash flows once a parity ratio of 103.0% is reached and maintained;

  •
  in connection with securitizations in NCMSLT, 75% of the residual cash flows once a parity ratio of 103.5% is reached and maintained; and

  •
  in connection with securitizations in the NCT trusts, our share of residual cash flows once all of the debtholders of the securitization trust have been repaid, plus, in the case of securitized GATE loans, 10% of the residual cash flows.

    Our residual interest derives almost exclusively from the services we perform in connection with each securitization rather than from a direct cash contribution to the securitization trust. We contributed no funding to NCSLT 2003 or NCMSLT, the trusts that have securitized solely TERI-guaranteed private label loans. In connection with the three most recent securitizations of GATE loans in the NCT trusts, in order to accommodate a limited number of schools, we invested in the aggregate approximately one-third of our GATE-related up-front structural advisory fees to eliminate the risk exposure of those schools. These investments, which reduced our up-front structural advisory fees that would have been recognized in these periods, totaled $2.0 million, $1.8 million and $1.2 million in fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, our investment comprised 5.6% of our total up-front structural advisory fees. In exchange for these investments, we received the rights to the residual interest that these schools would otherwise hold in the trust and accounted for these rights as residuals, consistent with the manner in which we account for our other residuals. The value of these residual interests is primarily affected by the loan performance at each school. In the case of securitizations in NCSLT 2003 and NCMSLT, we currently expect to receive the residuals beginning approximately five years after the date of a particular securitization. In the case of securitizations in the NCT trusts, we currently expect to receive the residuals beginning 12 to 15 years after the date of a particular securitization.

  •
  Administrative and other fees.    We receive administrative fees from the trusts ranging from 5 to 20 basis points per year of the student loan balance in the trust for daily management of the trusts and for the services we provide in obtaining information from the loan servicer and reporting this and other information to the parties related to the securitization. In addition, in connection with some securitizations, we receive other fees from originating lenders when their loans are purchased by the securitization trust. To date, these other fees have not been material.

Processing Fees from TERI

        We provide outsourcing services to TERI, including loan origination, customer service, default prevention, default processing and administrative services under a master servicing agreement between TERI and us. We recognize as revenue the monthly reimbursement that TERI provides us for the expenses we incur in providing these services.

Recognition and Valuation of Service Revenue

        We recognize up-front structural advisory fees as revenue at the time the securitization trust purchases the loans. In order for the securitization trust to purchase the loans, all of the applicable services must be performed, rating agencies must deliver their ratings letters, transaction counsel must deliver the required legal opinions and the underwriters must receive the debt securities created by the securitization trust. These events indicate that the securitization transaction has been properly structured and loans have been properly sold to the securitization trust.

        As required under accounting principles generally accepted in the United States of America, we also recognize additional structural advisory fees and residuals as revenue at that time, as they are deemed to be earned at the time of the securitization and before we actually receive payment. These amounts are deemed earned because evidence of an arrangement exists, we have provided the services, the fee is fixed and determinable based upon a discounted cash flow analysis, there are no future contingencies or obligations and collection is reasonably assured. We estimate the present value of the additional structural advisory fees and residuals based on certain assumptions we make about the timing and amount of payment.

        Financial Accounting Standards Board, or FASB, Statement No. 140 requires us to measure the additional structural advisory fees and residuals like investments in debt securities classified as available-for-sale or trading under SFAS No. 115, similar to retained interests in securitizations. Accordingly, we record additional structural advisory fees and residuals receivables on our balance sheet at fair value using a discounted cash flow model. We estimate the fair value both initially and each subsequent quarter and reflect the change in value in earnings for that period.

        Because there are no quoted market prices for our additional structural advisory fees and residuals receivables, we use certain key assumptions to estimate their values. See "Application of Critical Accounting Policies and Estimates-Service Revenue."

        We recognize administrative and other fees, as well as processing fees from TERI, as revenue at the time that we perform the underlying services.

Quarterly Fluctuations

        Our quarterly revenue, operating results and profitability have varied and are expected to continue to vary on a quarterly basis primarily because of the timing of the securitizations that we structure. During the first nine months of fiscal 2004, we facilitated a securitization in our second fiscal quarter. In fiscal 2003, we facilitated securitizations in the second and fourth fiscal quarters. In addition, during the third quarter of fiscal 2003, NCMSLT utilized funds raised in the second quarter securitization to acquire additional student loans from our clients, which generated service revenue for us in the third quarter. The trusts did not conduct a similar acquisition during the third quarter of fiscal 2004, and therefore incurred a net loss during the quarter. The following table sets forth our quarterly service revenue and net income (loss) for the first three quarters of fiscal 2004 and the four quarters of fiscal 2003:

	2004 fiscal quarter
	First	Second	Third
	(in thousands)
Service revenue	$9,469	$77,523	$11,127
Net income (loss)	(3,077)	36,639	(3,566)
	2003 fiscal quarter
	First	Second	Third	Fourth
	(in thousands)
Service revenue	$6,352	$33,218	$15,629	$36,157
Net income (loss)	(1,596)	14,396	3,934	14,765

Application of Critical Accounting Policies and Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

        Our significant accounting policies are more fully described in Note 2 of the notes to the audited consolidated financial statements for the year ended June 30, 2003, which are included in exhibit 99.1 to our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003. On an ongoing basis, we evaluate our estimates and judgments, particularly as they relate to accounting policies that we believe are most important to the portrayal of our financial condition and results of operations. We regard an accounting estimate or assumption underlying our financial statements to be a "critical accounting estimate" where:

  •
  the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

  •
  the impact of the estimates and assumptions on our financial condition or operating performance is material.

        We have discussed our accounting policies with the audit committee of our board of directors, and we believe that our estimates relating to the recognition and valuation of our service revenue related to the securitizations that we structure for our clients, as well as the valuation of goodwill and intangible assets, fit the definition of critical accounting estimates. We also consider our policy with respect to the determination of whether or not to consolidate the securitization trusts that we facilitate to be a critical accounting policy.

  Service Revenue

        For a discussion of our revenue recognition policy, see "—Recognition and Valuation of Service Revenue."

        Because there are no quoted market prices for our additional structural advisory fees and residuals receivables, we use the following key assumptions to estimate their values:

  •
  the discount rate, which we use to calculate the present value of our additional structural advisory fees and residuals;

  •
  the annual compound rate of student loan prepayments, which we refer to as the constant prepayment rate, or CPR;

  •
  the trend of interest rates over the life of the loan pool; and

  •
  expected defaults, net of recoveries.

        We base these estimates on our proprietary historical data, third-party data and our industry experience, adjusting for specific program and borrower characteristics such as loan type and borrower creditworthiness. We recognize the revenue associated with our processing fees from TERI and our administrative and other fees as we perform these services.

        The following table shows the loan performance assumptions at March 31, 2004:

		Percentage rate			Discount rate
Trust	Loan type	Default	Recovery	CPR	Structural advisory fees	Residuals
NCSLT 2003	Private label	9.06%	40%	7%	5.84%	12%
NCMSLT	Private label	8.08	40	7	5.84	12
NCT trusts	Private label	7.11	46	7	5.84	12
NCT trusts	GATE	23.22	47	4	5.84	12

        In selecting loan performance assumptions, we consider the underlying creditworthiness of the student loan borrowers as well as the type of loans being securitized. We analyze creditworthiness in several tiers, and select appropriate loan performance assumptions based on these tiers. For example, approximately four percent of the loans securitized in NCSLT 2003 represent a new product line offered this fiscal year by some of our private label clients. This new product line includes co-signed loans for which the co-signer has a lower Fair, Isaac and Company, or FICO, credit score, between 625 and 644, than our other tiered products, which require a FICO score of 645 or above. We worked, in consultation with TERI and our bank clients, to structure and price this loan product to reflect its increased default risk. Accordingly, the interest rate being charged on these loans and the segregated reserves that TERI provided to NCSLT 2003 to cover projected default exposure on these loans are greater than those provided for our clients' other loan products. Although the inclusion of these new loans in NCSLT 2003 resulted in an estimated overall default rate for NCSLT 2003 that is 98 basis points higher than what we estimated for NCMSLT, the average FICO score for all loans in both trusts remained above 700.

        Our private label loan programs, under which approximately 80% of the borrowers have creditworthy co-borrowers, typically have an extensive credit underwriting process. GATE programs historically have had a borrower approval rate of approximately 97% as a result of the credit support provided by the participating schools. Accordingly, we believe that borrowers in our private label programs will prepay at a higher rate and default at a lower rate than borrowers in our GATE programs. We also monitor trends in loan performance over time, and make adjustments we believe are necessary to value properly our receivables balance.

        We do not believe we can accurately determine the market price of residuals generated by a pool of securitized student loans. To our knowledge, there have been no market transactions in this type of asset. In determining an appropriate discount rate for valuing residuals, we reviewed the rates used by student loan securitizers, and rates used in the much broader commercial mortgage- backed securities, or CMBS, market, where actual trades have occurred. We believe that CMBS residuals are valued at 800 to 1200 basis points over comparable maturity U.S. Treasury Notes, with 15-year maturity asset pools valued more toward the lower discount rate and 30-year maturity asset pools valued more toward the higher discount rate. We believe that the 12% discount rate we use is appropriate given the maximum 24-year life of the trust assets and residuals.

        At March 31, 2004 we used a 5.84% discount rate for valuing structural advisory fees. Based on the priority payment status of structural advisory fees in the flow of funds out of the securitization trust, we believe these fees are comparable to interest payable on double-B or triple-B rated, intermediate-term corporate debt securities. Based on market quotes on such securities, we believe a spread over comparable maturity U.S. Treasury Notes of 200 basis points is an appropriate discount rate in valuing these projected cash flows.

        Other than changes in the discount rate to be applied to structural advisory fees, we have not changed any other loan performance assumptions regarding default rates, recovery rates, CPR rates or discount rates in valuing these projected cash flows during fiscal 2004.

        Our statistics on GATE loan prepayments over the last few years have shown a gradual increase in prepayments. Therefore, during fiscal 2003, we increased our estimate of the GATE loan prepayment rate from three to four percent. We used this four percent prepayment rate to value the 2003 GATE loan securitization, and during fiscal 2003 we updated GATE structural advisory fees and residuals receivables balances from prior securitizations to reflect this increased prepayment assumption.

  Sensitivity analysis

        Increases in our estimates of defaults, prepayments and discount rates, as well as decreases in default recovery rates and the multi-year forward estimates of the London Interbank Offered Rate, or LIBOR, which is the reference rate for the loan assets and borrowings of the trusts, would have a negative effect on the value of our additional structural advisory fees and residuals. Student loan prepayments include either full or partial payments by a borrower in advance of the maturity schedule specified in the note, including payments as a result of loan consolidation activity. Because essentially all of the credit defaults experienced by NCSLT 2003, NCMSLT and the NCT trusts are reimbursable by third parties, increases in defaults generally have the same effect as increases in prepayments. If defaults increase beyond the level of expected third party reimbursement, then these changes will have an additional negative effect on the value of our additional structural advisory fees and residuals. Also, in the case of securitizations of GATE loans in which we have invested a portion of our up-front structural advisory fees, increases in estimates of defaults would reduce the value of our residual interests because amounts that we would otherwise receive as residual interests would be applied to the defaults.

        The following tables show the estimated change in our structural advisory fees and residuals receivables balance at March 31, 2004 based on changes in these loan performance assumptions:

	Percentage change in assumptions			Percentage change in assumptions
Structural advisory fees			Receivables balance
	Down 20%	Down 10%		Up 10%	Up 20%
	(dollars in thousands)
Default rate:
NCSLT 2003	$6,205	$6,179	$6,153	$6,129	$6,102
NCMSLT	7,062	7,033	7,000	6,972	6,941
NCT trusts(1)	3,942	3,879	3,817	3,755	3,692

Total	$17,209	$17,091	$16,970	$16,856	$16,735
Change in receivables balance:	1.41%	0.71%		(0.67)%	(1.38)%
Default recovery rate:
NCSLT 2003	$6,153	$6,153	$6,153	$6,153	$6,153
NCMSLT	7,000	7,000	7,000	7,000	7,000
NCT trusts(1)	3,718	3,718	3,817	3,817	3,925

Total	$16,871	$16,871	$16,970	$16,970	$17,078
Change in receivables balance:	(0.58)%	(0.58)%		0.00%	0.64%
Annual constant prepayment rate
(CPR):
NCSLT 2003	$6,505	$6,325	$6,153	$6,022	$5,839
NCMSLT	7,449	7,217	7,000	6,794	6,599
NCT trusts(1)	3,976	3,896	3,817	3,740	3,666

Total	$17,930	$17,438	$16,970	$16,556	$16,104
Change in receivables balance:	5.66%	2.76%		(2.44)%	(5.10)%
Discount rate:
NCSLT 2003	$6,673	$6,405	$6,153	$5,954	$5,683
NCMSLT	7,568	7,274	7,000	6,739	6,485
NCT trusts(1)	4,113	3,961	3,817	3,679	3,544

Total	$18,354	$17,640	$16,970	$16,372	$15,712
Change in receivables balance:	8.16%	3.95%		(3.52)%	(7.41)%
	Change in assumption			Change in assumption
	Down 200 basis points	Down 100 basis points	Receivables balance	Up 100 basis points	Up 200 basis points
	(dollars in thousands)
Forward LIBOR rates:
NCSLT 2003	$5,721	$5,910	$6,153	$6,403	$6,662
NCMSLT	6,576	6,760	7,000	7,245	7,400
NCT trusts	3,570	3,666	3,817	3,872	4,031

Total	$15,867	$16,336	$16,970	$17,520	$18,093
Change in receivables balance:	(6.50)%	(3.74)%		3.24%	6.62%

(1)
NCT trusts include approximately $287 million of GATE loans and $47 million of TERI guaranteed loans.

	Percentage change in assumptions			Percentage change in assumptions
Residuals			Receivables balance
	Down 20%	Down 10%		Up 10%	Up 20%
	(dollars in thousands)
Default rate:
NCSLT 2003	$31,235	$30,935	$30,628	$29,957	$28,439
NCMSLT	45,348	44,980	44,156	42,396	40,161
NCT trusts(1)	3,323	3,469	3,607	3,744	3,682

Total	$79,906	$79,384	$78,391	$76,097	$72,282
Change in receivables balance:	1.93%	1.27%		(2.93)%	(7.79)%
Default recovery rate:
NCSLT 2003	$30,398	$30,552	$30,628	$30,628	$30,628
NCMSLT	42,892	43,673	44,156	44,368	44,509
NCT trusts(1)	3,063	3,329	3,607	3,888	3,928

Total	$76,353	$77,554	$78,391	$78,884	$79,065
Change in receivables balance:	(2.60)%	(1.07)%		0.63%	0.86%
Annual constant prepayment rate (CPR):
NCSLT 2003	$33,745	$32,149	$30,628	$29,180	$27,799
NCMSLT	48,496	46,272	44,156	42,140	40,217
NCT trusts(1)	3,761	3,683	3,607	3,531	3,458

Total	$86,002	$82,104	$78,391	$74,851	$71,474
Change in receivables balance:	9.71%	4.74%		(4.52)%	(8.82)%
Discount rate:
NCSLT 2003	$37,811	$34,000	$30,628	$27,639	$24,982
NCMSLT	54,091	48,827	44,156	40,004	36,302
NCT trusts(1)	4,847	4,179	3,607	3,089	2,694

Total	$96,749	$87,006	$78,391	$70,732	$63,978
Change in receivables balance:	23.42%	10.99%		(9.77)%	(18.39)%
	Change in assumption			Change in assumption
	Down 200 basis points	Down 100 basis points	Receivables balance	Up 100 basis points	Up 200 basis points
	(dollars in thousands)
Forward LIBOR rates:
NCSLT 2003	$28,952	$29,346	$30,628	$31,877	$33,156
NCMSLT	42,276	42,607	44,156	45,620	47,057
NCT trusts	3,282	3,419	3,607	3,777	3,885

Total	$74,510	$75,372	$78,391	$81,274	$84,098
Change in receivables balance:	(4.95)%	(3.85)%		3.68%	7.28%

(1)
NCT trusts include approximately $287 million of GATE loans and $47 million of TERI guaranteed loans.

        These sensitivities are hypothetical and should be used with caution. The effect of each change in assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in key assumptions may differ from the sum of the individual effects above.

  Valuation of Goodwill and Intangible Assets

        We have recorded goodwill, representing the fair value of the workforce-in-place as well as certain direct acquisition costs, as the excess of the purchase price we paid for TERI's loan processing operations over the estimated fair value of the net assets of the business we acquired. In addition, we recorded as an intangible asset the fair value of the proprietary loan database that we acquired. The database currently contains eight years of monthly loan payment history for each loan originated, including among other things, how much interest and principal each borrower paid each month, whether the borrower paid on time, was delinquent or defaulted on their obligation to pay, if they requested a deferment of payments for a period of time, when the borrower made their final payment and their credit information which resulted in our client's decision to make the loan. The database also includes this information for defaulted loans, as well as credit characteristics on certain TERI-guaranteed loans, for nine additional years. We use the information in the database to construct portfolio default and delinquency trends, and to assist our clients in loan pricing. Under the terms of the acquisition of TERI's loan processing operations, we pay TERI a monthly fee, which is recorded as an intangible asset, in consideration for the right to receive updates to the loan database we acquired for a term ending in June 2006, with a renewal option for an additional five-year period.

        We do not amortize goodwill. We evaluate goodwill for impairment on at least an annual basis. We consider the following factors in assessing goodwill for impairment: increases in private label loan volume facilitated and securitized, the number of private label customers and revenue and profitability related to private label loans. Impairment, if any, would be determined based upon a discounted cash flow analysis, using a discount rate commensurate with the risks involved.

        We amortize the acquisition cost of the proprietary loan database over its estimated useful life of five years, using the straight-line method. Capitalized costs paid to TERI for monthly database updates are amortized over five years from the date of capitalization. We review this acquisition cost for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

        Any changes in the estimates that we use to determine the carrying value of our goodwill and intangible assets or which adversely affect their value or estimated life could adversely affect our results of operations and financial condition. At March 31, 2004, goodwill totaled $3.2 million and net intangible assets totaled $3.3 million.

  Consolidation

        Our consolidated financial statements include the accounts of First Marblehead and its subsidiaries, after eliminating intercompany accounts and transactions. We have not consolidated the securitization trusts. Prior to July 1, 2003, this accounting treatment was in accordance with various Emerging Issues Task Force issues and related interpretations. We considered, among other things, the following factors in assessing consolidation of the securitization trusts:

  •
  we do not have unilateral decision making abilities related to significant matters affecting the securitization trusts, such as asset acquisition, prepayment of debt, placement of debt obligations, and modification of trust documents;

  •
  we do not have substantially all the risks and rewards of ownership, as TERI and the respective colleges provide substantially all of the student loan guarantees;

  •
  we are a facilitator of securitization transactions, for which we receive market-based fees, and we are not the transferor of assets to the securitization trusts; and

  •
  our continuing involvement in the trusts is limited to a passive residual interest and our role as an administrator for the trust for which we receive market-based fees.

        Beginning July 1, 2003, and for securitization trusts created after January 31, 2003, we have applied FASB Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," in assessing consolidation. FIN No. 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The securitization trusts created after January 31, 2003 have either met the criteria to be a qualified special purpose entity, or QSPE, as defined in paragraph 35 of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or we have determined that we are not the primary beneficiary of the securitization trusts, as defined by FIN No. 46. Accordingly, we have not consolidated the existing securitization trusts in our financial statements. In addition, the securitization trusts created prior to January 31, 2003 have been amended in order for them to be considered QSPEs.

        On December 24, 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN No. 46R), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R has replaced FIN No. 46. Public companies must apply either FIN No. 46 or FIN No. 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after December 15, 2003 to entities considered to be special-purpose entities. The adoption of FIN No. 46R, which we began to apply in December 2003, did not have a material impact on our consolidated financial condition, results of operations, earnings per share or cash flows.

        The FASB has issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets, an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet to be considered a QSPE. The FASB has announced that it expects to issue in the first half of 2004 a revised exposure draft that would include all of the proposed amendments to FASB Statement No. 140. We are monitoring the status of the exposure draft to assess the expected impact on us.

Results of Operations

Three and Nine Months ended March 31, 2004 and March 31, 2003

  Revenue Related to Securitization Transactions

        Consistent with our past practice of conducting securitization transactions in our second and fourth fiscal quarters, we did not conduct a securitization transaction during the first or third quarter of either fiscal 2004 or fiscal 2003. Therefore, during these quarters we did not generate any up-front structural advisory fees, additional structural advisory fees or residual fee revenues from new securitization transactions. In addition, we securitized only private label loans during the second quarter of our current fiscal year, and expect to securitize GATE loans as well as additional private label loans during our fourth fiscal quarter.

        The following table sets forth for the first nine months of fiscal years 2004 and 2003 (by dollar amount and as a percentage of the total volume of loans securitized):

  •
  the total volume of private label loans securitized and the securitization-related service revenue components, other than administrative and other fees; and

  •
  updates to reflect any adjustment to additional structural advisory fees and residuals from prior trusts.

	Total volume of loans securitized(1)	Up-front structural advisory fees		Additional structural advisory fees		Total structural advisory fees	Residuals
	(dollars in thousands)
First nine months of Fiscal 2004:
Private label loans	$532,336	$33,000	6.2%	$5,925	1.1%	$38,925	$29,730	5.6%
Trust updates(2)	—	—		259		259	5,060

Total	$532,336	$33,000		$6,184		$39,184	$34,790

First nine months of Fiscal 2003:
Private label loans	$295,721	$17,047	5.8%	$2,913	1.0%	$19,960	$17,673	6.0%
Trust updates(2)	—	—		543		543	1,262

Total	$295,721	$17,047		$3,456		$20,503	$18,935

(1)
Represents principal and accrued interest.

(2)
Trust updates reflect changes resulting from the passage of time, which results in accretion of the discounting inherent in the present value estimates of additional structural advisory fees and residuals, as well as changes in assumptions underlying our estimates of the fair value of these service revenue components, such as changes in discount rates and the forward LIBOR curve.

  Structural advisory fees

        Structural advisory fees increased to $39.2 million for the first nine months of fiscal 2004 from $20.5 million for the comparable period last year. The increase in structural advisory fees was primarily a result of an increase in securitization volume, as well as an increase in the advisory fee rates as a percentage of the loan volume securitized.

        Up-front structural advisory fees.    The up-front component of structural advisory fees increased to $33.0 million for the first nine months of fiscal 2004 from $17.0 million for the comparable period last year. The increase in the up-front structural advisory fees was primarily a result of an increase in securitization volume. We facilitated the securitization of $532 million of private student loans during the first nine months of fiscal 2004, as compared to $296 million for the same period last year. In addition, the up-front structural advisory fee rates increased to 6.2% during the first nine months of fiscal 2004 from 5.8% for the same period last year, as a result of the utilization of more efficient securitization structures and improved market conditions.

        The following table reflects the increase in up-front structural advisory fees attributable to the increase in securitization volume and the increase in the fee rates:

	Up-front structural advisory fees
	Change attributable to increased securitization volume	Change attributable to increased fee rate	Total increase
	(in thousands)
Nine months ended March 31, 2004 vs. nine months ended March 31, 2003	$13,640	$2,313	$15,953

        Additional structural advisory fees.    The additional component of structural advisory fees increased to $6.2 million during the first nine months of fiscal 2004 from $3.5 million during the same period last year. The increase in additional structural advisory fees was primarily a result of an increase in securitization volume, and, to a lesser extent, an increase in the additional structural advisory fee rate between periods.

        The following tables summarize the changes in the fair value of additional structural advisory fees (excluding the $8.5 million up-front structural advisory fee receivable from the December 2003 securitization that we expect to receive in July 2004) for the three and nine month periods ended March 31, 2004 and 2003:

	Three months ended March 31,
	2004	2003
	(in thousands)
Fair value at beginning of period	$16,485	$7,223
Revenue recognized during the period
Additions from structuring new securitizations	—	843
Fair market value adjustments	484	151

Total additional structural advisory fees recognized	484	994

Fair value at end of period	$16,969	$8,217

	Nine months ended March 31,
	2004	2003
	(in thousands)
Fair value at beginning of period	$10,785	$4,761
Revenue recognized during the period
Additions from structuring new securitizations	5,925	2,913
Fair market value adjustments	259	543

Total additional structural advisory fees recognized	6,184	3,456

Fair value at end of period	$16,969	$8,217

        During the first nine months of fiscal 2004, the fair market value adjustments of our additional structural advisory fees resulted in an increase of approximately $0.3 million, as the accretion of the discounting inherent in these present value estimates more than offset the impact of the movement in the implied forward one-month LIBOR curve and the effect of the increase in the discount rate during the period. During the first nine months of fiscal 2003, the fair market value adjustments of our additional structural advisory fees resulted in an increase of approximately $0.5 million, as both the accretion of the discounting inherent in these present value estimates and a decrease in the discount rate contributed to an increase in the value of these receivables.

        On a quarterly basis, we update our estimate of the present value of our additional structural advisory fees, which have an estimated average life of approximately six to eight years. In doing so, we give effect for the passage of time, which results in the accretion of the discounting inherent in these present value estimates, and we also adjust for any change in the discount rate that we use in estimating the present value of these receivables. For a discussion of the assumptions we make in estimating our additional structural advisory fees, see "—Application of Critical Accounting Policies—Service Revenue."

        We base the discount rate that we use to calculate the present value of our additional structural advisory fees on the 10-year U.S. Treasury rate plus 200 basis points. The discount rate used equaled 5.84% at March 31, 2004, 6.25% at December 31, 2003, 5.95% at September 30, 2003, 5.33% at June 30, 2003, 5.83% at March 31, 2003, 6.03% at December 31, 2002, 5.87% at September 30, 2002 and 6.86% at June 30, 2002. A decrease in the 10-year U.S. Treasury rate has the effect of increasing the fair market value of our structural advisory fees receivable, while an increase in the rate has the opposite effect on our estimate of their fair market value.

        On an ongoing basis, we monitor the performance of trust assets, including default, recovery, prepayment and forward LIBOR rates experience, which we also consider in our estimates. We use an implied forward one-month LIBOR curve to estimate trust cash flows. During the nine month period ended March 31, 2004, the rates along the implied forward one-month LIBOR curve decreased between 4 and 35 basis points over the next 20 months and increased up to 122 basis points thereafter. These increases in rates resulted in an increase in the average life of the underlying trust assets, thereby having an effect of increasing the fair market value of the structural advisory fees and residuals receivables during the period. The impact of changing LIBOR rates in the nine month period ended March 31, 2003 did not have a material impact on the fair market value of additional structural advisory fees receivable during that period. For a discussion of the assumptions we make in estimating our additional structural advisory fees receivable, see "—Application of Critical Accounting Policies and Estimates—Service Revenue."

        We made no changes in our assumptions regarding default rates, prepayment rates and recovery rates for the NCMSLT or NCT Trusts in the first nine months of either fiscal 2004 or 2003. For the private label loans securitized in December 2003, we used a default rate assumption of 9.06%, a prepayment rate assumption of 7.0%, and a recovery rate assumption of 40.0%. We made no changes to our assumptions regarding these rates in the third quarter of fiscal 2004.

  Residuals

        Residuals increased to $34.8 million for the first nine months of fiscal 2004 from $18.9 million for the same period last year. The increase in residuals is primarily a result of an increase in securitization volume.

        The following tables summarize the changes in the fair value of residuals receivable for the three and nine month periods ended March 31, 2004 and 2003:

	Three months ended March 31,
	2004	2003
	(in thousands)
Fair value at beginning of period	$76,138	$27,017
Revenue recognized during the period
Additions from structuring new securitizations	—	5,059
Fair market value adjustments	2,253	433

Total residual fees recognized	2,253	5,492

Fair value at end of period	$78,391	$32,509

	Nine months ended March 31,
	2004	2003
	(in thousands)
Fair value at beginning of period	$43,601	$13,573
Revenue recognized during the period
Additions from structuring new securitizations	29,730	17,673
Fair market value adjustments	5,060	1,262

Total residual fees recognized	34,790	18,935

Fair value at end of period	$78,391	$32,508

        During the first nine months of fiscal 2004 and 2003, the fair market value adjustments of our residuals receivable resulted in an increase of approximately $5.1 million and $1.3 million, respectively, due to the passage of time and the impact of movement in the implied forward one-month LIBOR curve. The amount of this fair market value adjustment also increased between periods as the underlying receivables balance increased. We expect that adjustments for the passage of time will continue to increase as we conduct more securitization transactions and thereby add to the residual revenues that we discount to present value.

        On a quarterly basis, we update our estimate of the present value of our residuals. In doing so, we give effect for the passage of time, which results in the accretion of the discounting inherent in these present value estimates, and we also adjust for any change in the discount rate that we use in estimating the present value of these receivables. We used a 12% discount factor during fiscal 2004 and 2003.

        On an ongoing basis, we monitor the performance of trust assets, including default, recovery, prepayment and forward LIBOR rates experience, which we also consider in our estimates. We use an implied forward one-month LIBOR curve to estimate trust cash flows. During the nine month period ended March 31, 2004, the rates along the implied forward one-month LIBOR curve decreased between 4 and 35 basis points over the next 20 months and increased up to 122 basis points thereafter. These increases in rates resulted in an increase in the average life of the underlying trust assets, thereby having an effect of increasing the fair market value of the residuals receivables during the period. The impact of changing LIBOR rates in the nine month period ended March 31, 2003 did not have a material impact on the fair market value of residuals receivable during that period. For a discussion of the assumptions we make in estimating our residuals, see "—Application of Critical Accounting Policies and Estimates—Service Revenue."

        In determining an appropriate discount rate for valuing residuals, we review the rates used by student loan securitizers, as well as rates used in the much broader CMBS market. We believe that

CMBS residuals are valued at 800 to 1200 basis points over comparable maturity U.S. Treasury Notes, with 15-year maturity asset pools valued toward the lower discount rate and 30-year maturity asset pools valued more toward the higher discount rate. We believe that the 12% discount rate we use is appropriate given the maximum 24-year life of the trust assets and residuals.

  Administrative and other fees

        Administrative and other fees increased to approximately $0.5 million in the third quarter of fiscal 2004 from approximately $0.3 million in the third quarter of fiscal 2003, and increased to approximately $1.2 million for the first nine months of fiscal 2004 from approximately $1.0 million for the first nine months of fiscal 2003. Administrative fees charged to the securitization trusts increased by approximately $0.2 million between the three month periods and $0.5 million between the nine month periods, reflecting the higher student loan balances in the trusts and an increase in the administrative fee rate charged to the NCT trusts between periods from 10 basis points to 20 basis points. We expect that our administrative fees will continue to increase as the student loan balances in the securitization trusts continue to increase. Other processing fees decreased by approximately $0.1 million for the third quarter and by approximately $0.4 million for the first nine months of the fiscal year as we stopped charging a loan origination fee on certain private label loans at the end of fiscal 2003. For the third quarter and nine months ended March 31, 2004 of fiscal 2004, we charged a private label client approximately $0.1 million and $0.2 million, respectively, for call center expenses directly related to its loan program offerings, which we recorded as other fee revenue.

  Processing Fees from TERI

        Processing fees from TERI increased to $7.9 million for the third quarter of fiscal 2004 from $4.9 million for the third quarter of fiscal 2003, and increased to $22.9 million for the first nine months of fiscal 2004 from $14.8 million for the first nine months of fiscal 2003. This increase was attributable to the growth in private label loan facilitations, which increased to $446 million in the third quarter of fiscal 2004 from $232 million in the third quarter of fiscal 2003, and increased to $1.38 billion for the first nine months of fiscal 2004 from $794 million for the first nine months of fiscal 2003. We expect that our processing fees from TERI will continue to increase as we devote additional personnel and other resources to facilitate expected increases in private label loan volumes.

  Operating Expenses

        Total operating expenses increased to $17.2 million in the third quarter of fiscal 2004 from $8.4 million in the third quarter of fiscal 2003. Total operating expenses for the nine months ended March 31, 2004 increased to $47.9 million as compared to $25.2 million for the same period last year.

        Compensation and benefits and general and administrative expenses increased between periods primarily as a result of an increase in payroll and payroll related expenses, as we continued to hire additional personnel to meet the operating requirements from our growing loan processing and securitization activities. Furthermore, in the future, we expect to award a greater amount of performance-based cash compensation to our employees. As a result, we have increased our bonus accrual related to performance-based compensation during the first nine months of fiscal 2004 by approximately $2.5 million. In addition, in the first quarter of fiscal 2004, we incurred a non-cash compensation charge of $1.64 million related to an agreement between an executive officer and two of our principal stockholders related to shares of our common stock owned by these stockholders which, under accounting principles generally accepted in the United States of America, the executive officer is deemed to have earned from us. We do not expect to take any future charges related to this agreement as it was terminated on September 30, 2003 in exchange for vested options issued by these stockholders.

        General and administrative expenses increased during fiscal 2004 as compared to fiscal 2003 as a result of an increase in professional fees, consulting fees, call center expenses, and credit bureau fees. Professional fees increased to $1.1 million for the three months ended March 31, 2004 compared to $0.3 million for the three month period ended March 31, 2003, and increased to $2.9 million for the nine months ended March 31, 2004 compared to $1.1 million for the same nine month period last year. This increase was primarily a result of increased legal and accounting fees related to the creation of securitization trusts and increased professional fees associated with being a company with publicly traded securities. Consulting fees increased to $1.8 million for the three months ended March 31, 2004 compared to $0.6 million for the three month period ended March 31, 2003, and increased to $4.3 million for the nine months ended March 31, 2004 compared to $1.7 million for the nine month period last year. We have engaged additional outside consultants to assist us with our business development, marketing and process redesign work, resulting in this increase in consulting fees. Call center and temporary staffing expenses increased to $0.6 million for the three months ended March 31, 2004 compared to $0.3 million for the three months ended March 31, 2003, and increased to $2.5 million for the nine months ended March 31, 2004 compared to $1.3 million for the same period last year, as loan origination volumes have increased between the periods. Credit bureau fees increased to approximately $0.4 million in the third quarter of fiscal 2004 compared to $0.2 million in the third quarter of fiscal 2003, and increased to $1.5 million for the nine months ended March 31, 2004 compared to $0.7 million for the nine months ended March 31, 2003 as a result of increased loan applications processed.

        We expect that our operating expenses will continue to increase as we devote additional resources to the expected increase in loan volumes that we facilitate for our existing and new clients. For example, we recently entered into a lease for additional space for our processing facilities and expect our lease payments to increase in the future. See "—Financial Condition, Liquidity and Capital Resources—Contractual Obligations."

        The following table summarizes the components of operating expenses, both those reimbursed and not reimbursed by TERI under our master servicing agreement, for the three and nine month periods ended March 31, 2004 and 2003:

	Operating expenses
	Expenses reimbursed by TERI			Expenses not reimbursed by TERI
	Compensation and benefits	General and administrative expenses	Subtotal operating expenses	Compensation and benefits	General and administrative expenses	Subtotal operating expenses	Total operating expenses
	(in thousands)
Three months ended March 31,
2004	$4,546	$3,381	$7,927	$4,289	$5,034	$9,323	$17,250
2003	2,796	2,131	4,927	2,156	1,326	3,482	8,409
Nine months ended March 31,
2004	$12,136	$10,762	$22,898	$13,367	$11,662	$25,029	$47,927
2003	7,836	6,959	14,795	6,248	4,195	10,443	25,238

        A portion of our interest expense was reimbursed by TERI during the periods presented above. During the three months ended March 31, 2004 and 2003, TERI reimbursed interest expense of $6,000 and $5,000, respectively. During the nine months ended March 31, 2004 and 2003, TERI reimbursed interest expense of $19,000 and $5,000, respectively.

  Other (Income) Expense

  Interest (income) expense, net

        We recorded net interest income during the third quarter of fiscal 2004 of $77,000 compared to net interest expense during the same period last year of $397,000. During the first nine months of fiscal 2004, we recorded net interest income of $21,000 compared to net interest expense during the first nine months of fiscal 2003 of $1.1 million. The reduction in interest expense in both the three month and nine month periods this year as compared these periods last year was primarily the result of the repayment on May 30, 2003 of approximately $4.5 million borrowed from stockholders and certain of their affiliates in June 2001 related to the acquisition of TERI's loan processing operations, offset by interest paid on our $6.5 million of borrowings on our line of credit during October 2003. In addition, interest income is derived from our investment of excess cash, including the net proceeds of our initial public offering which we received on November 5, 2003.

  Income Tax (Benefit)/Expense

        Income tax benefit for the third quarter of fiscal 2004 was $2.5 million compared to an expense of approximately $2.9 million for the third quarter of fiscal 2003. Income tax expense for the nine months ended March 31, 2004 increased to $20.2 million from $12.1 million for the same period last year. The increase in income tax expense was due to the increase in pre-tax income between periods, partially offset by a decrease in the effective tax rate. The effective tax rate for the nine month period changed from 42% last year to 40% this year due primarily to the impact of non-cash compensation charges during the first quarter of fiscal 2004 related to an agreement with an executive officer.

Years ended June 30, 2003, June 30, 2002 and June 30, 2001

  Revenue Related to Securitization Transactions

        The following table sets forth for each of the past three fiscal years (by dollar amount and as a percentage of the total volume of loans securitized):

  •
  the total volume of loans securitized by loan type and the securitization related service revenue components, other than administrative and other fees; and

  •
  updates to reflect any adjustment to additional structural advisory fees and residuals for prior trusts:

Fiscal year	Total volume of loans securitized(1)	Up-front structural advisory fees		Additional structural advisory fees		Total structural advisory fees	Residuals
	(dollars in thousands)
2003
Private label loans	$487,586	$29,919	6.1%	$4,588	0.9%	$34,507	$26,757	5.5%
GATE loans	72,688	3,393	4.7	864	1.2	4,257	742	1.0
Trust updates(2)	—	—		573		573	2,529

Total	$560,274	$33,312		$6,025		$39,337	$30,027

2002
Private label loans	$240,955	$8,679	3.6%	$2,432	1.0%	$11,111	$11,045	4.6%
GATE loans	57,467	2,868	5.0	711	1.2	3,579	607	1.1
Trust updates(2)	—	—		70		70	180

Total	$298,422	$11,547		$3,213		$14,760	$11,832

2001
Private label loans	$12,579	$316	2.5%	$119	0.9%	$435	$111	0.9%
GATE loans	56,462	3,117	5.5	536	0.9	3,653	881	1.6
Trust updates(2)	—	—		56		56	144
Other(3)	—	1,111		—		1,111	—

Total	$69,041	$4,544		$711		$5,255	$1,136

(1)
Represents total principal and accrued interest.

(2)
Trust updates reflect changes resulting from the passage of time, which results in accretion of the discounting inherent in the present value estimates of additional structural advisory fees and residuals, as well as changes in the assumptions underlying our estimates of the fair value of these service revenue components.

(3)
During fiscal 2001, we waived the right to securitize $38.8 million of student loans that we had facilitated for a financial institution in return for a fee of $1.1 million. We recorded this amount in fiscal 2001 as an up-front structural advisory fee.

  Structural advisory fees

        Structural advisory fees increased to $39.3 million in fiscal 2003 from $14.8 million in fiscal 2002 and $5.3 million in fiscal 2001. The increase in structural advisory fees was primarily a result of an increase in securitization volume, particularly in private label loans. In addition, changes in the structural advisory fee rates as a percentage of the loan volume securitized also impacted our revenue, as discussed in more detail below.

        Up-front structural advisory fees.    The up-front component of structural advisory fees increased to $33.3 million in fiscal 2003 from $11.5 million in fiscal 2002 and $4.5 million in fiscal 2001. The increase in up-front structural advisory fees was primarily a result of an increase in securitization volume. The increase in the up-front structural advisory fee rates as a percentage of the loan volume securitized between fiscal 2003 and 2002 also resulted in an increase in our revenue, while the change in the proportion of private label loans versus GATE loans securitized between fiscal 2002 and 2001 caused these rates to decrease.

        The following table reflects the increases in up-front structural advisory fees attributable to the increases in securitization volume and changes in the fee rates and loan mix:

	Up-front structural advisory fees
Fiscal year	Total volume of loans securitized	Change attributable to increased securitization volume	Change attributable to change in fee rate and loan mix		Total increase
	(in thousands)
2003	$560,274	$10,132	$11,633		$21,765
2002	298,422	11,407	(4,405	)(1)	7,002

(1)
Reflects $1.1 million we recorded in fiscal 2001 as an up-front structural advisory fee as consideration for the waiver of our right to securitize $38.8 million of student loans that we had facilitated for a financial institution.

        The increase in the up-front structural advisory fee rate between 2002 and 2003 was due in part to the fact that when NCMSLT was established, its structure permitted our clients to sell new loans into the same trust that holds loans from previous securitizations. As a result, each of the securitizations in NCMSLT conducted in fiscal 2003 created a new, larger pool of collateral made up of loans newly securitized as well as those previously securitized. Previously securitized loans have earned, for a longer period of time than newly securitized loans, the spread between the interest earned on student loans and the interest paid by the trust holding these loans, enhancing the overall parity ratio (trust assets over trust liabilities) of the trust. Combining new loans into an existing trust with a higher parity ratio than a trust that holds only newly securitized loans provides the trust with greater assets. This structure allows us to increase the up-front structural advisory fee rates that we can earn from the trust for the securitization of these newly securitized loans.

        Additional structural advisory fees.    The additional component of structural advisory fees increased to $6.0 million in fiscal 2003 from $3.2 million in fiscal 2002 and $0.7 million in fiscal 2001. The increase in additional structural advisory fees was primarily a result of an increase in securitization volume, and, to a lesser extent, a decrease in the discount rate used to estimate the present value of our additional structural advisory fees. We used a discount rate equal to 5.33% at June 30, 2003, 6.86% at June 30, 2002 and 7.05% at June 30, 2001.

        The following table summarizes the changes in the fair value of the structural advisory fees receivable for the years ended June 30, 2003 and 2002:

	2003	2002
	(in thousands)
Fair value at beginning of year	$4,760	$1,547
Revenue recognized during year
Additions from structuring new securitizations	5,453	3,143
Fair market value adjustments	573	70

Total additional structural advisory fees recognized	6,026	3,213

Fair value at end of year	$10,786	$4,760

  Residuals

        Residuals increased to $30.0 million in fiscal 2003 from $11.8 million in fiscal 2002 and $1.1 million in fiscal 2001. The increase in residuals was primarily a result of an increase in securitization volume, as well as an increase in the relative proportion of private label loans securitized, for which we earn a higher residual interest as compared to GATE loans. In addition, we benefited from a reduction in the fourth quarter of fiscal 2003 in the rate charged by a third party relating to private label loan servicing. This reduction in trust expenses increased the value of our residuals generated from securitizations of private label loans that we facilitated in fiscal 2003 as well as prior years. We used a discount rate of 12% in both fiscal 2003 and 2002, and a discount rate of 9.05% in fiscal 2001.

        The following table reflects the increases in residuals attributable to the increase in securitization volume, change in the proportion of private label loans versus GATE loans, adjustment in servicing fee and the change attributable to updates to prior trusts:

		Residuals
Fiscal year	Total volume of loans securitized	Change attributable to increased securitization volume and change in loan mix	Change attributable to adjustment in servicing fee	Change attributable to trust updates(1)	Total increase
		(in thousands)
2003	$560,274	$14,319	$1,527	$2,349	$18,195
2002	298,422	10,660	—	36	10,696

(1)
The change attributable to trust updates in fiscal 2003 was the result of the passage of time and the resulting accretion of the discounting inherent in these present value estimates of residuals, rather than changes in our assumptions. In fiscal 2002, the change attributable to trust updates was primarily due to the passage of time, offset in part by an increase in the discount rate.

        The following table summarizes the changes in the fair value of the residuals receivable for the years ended June 30, 2003 and 2002:

	2003	2002
	(in thousands)
Fair value at beginning of year	$13,573	$1,741
Revenue recognized during year
Additions from structuring new securitizations	27,499	11,652
Fair market value adjustments	2,528	180

Total residuals fees recognized	30,027	11,832

Fair value at end of year	$43,600	$13,573

        For a discussion of the assumptions we make in estimating our residuals, see "—Application of Critical Accounting Policies and Estimates—Service Revenue."

  Administrative and other fees

        Administrative and other fees increased to $1.4 million for fiscal 2003 from $0.5 million for fiscal 2002 and $0.4 million for fiscal 2001. The increases were due to increasing student loan balances in the securitization trusts. Also, we increased the administrative fees charged to the 2003 NCT trust used to securitize GATE loans in fiscal 2003 by 10 basis points. We expect that our administrative and other fees will continue to increase as the student loan balances in the securitization trusts continue to increase.

  Processing Fees from TERI

        Processing fees from TERI increased to $20.6 million in fiscal 2003 from $14.2 million in fiscal 2002. The increase from fiscal 2002 to fiscal 2003 reflects the additional reimbursed expenses required to process the volume of private label loans that we facilitated during these periods, which increased to $965 million in fiscal 2003 from $623 million in fiscal 2002. We began providing loan processing services on behalf of TERI at the beginning of fiscal 2002 and, accordingly, we had no processing fees from TERI prior to fiscal 2002. We expect that our processing fees from TERI will continue to increase as we devote additional personnel and other resources to facilitate expected increases in private label loan volumes.

  Operating Expenses

        Total operating expenses increased to $35.9 million in fiscal 2003 from $22.1 million in fiscal 2002 and $4.7 million in fiscal 2001. Compensation and benefits increased to $19.8 million in fiscal 2003 from $11.5 million in fiscal 2002 and $2.8 million in fiscal 2001. General and administrative expenses increased to $16.1 million in fiscal 2003 from $10.7 million in fiscal 2002 from $1.9 million in fiscal 2001.

        Compensation and benefits and general and administrative expenses increased in each of fiscal 2003 and 2002 primarily as a result of an increase in personnel. In June 2001, we acquired TERI's loan processing operations, as well as a workforce-in-place of 161 people, resulting in higher compensation expenses and general and administrative expenses during fiscal 2002 because of the increased costs of running the loan origination and processing operations. During fiscal 2003, we continued to hire additional personnel to meet the operating requirements from our growing loan processing and securitization activities. As our financial performance improved, we also awarded higher performance based cash compensation to our employees.

        General and administrative expenses also increased in fiscal 2003 as compared to fiscal 2002 and fiscal 2001 as a result of an increase in travel and entertainment expenses, professional fees and credit bureau fees. Travel and entertainment expenses increased to $1.6 million in fiscal 2003 from $1.0 million in fiscal 2002, and professional fees increased to $4.1 million in fiscal 2003 from $2.3 million in fiscal 2002. These expenses increased primarily as a result of expanded business development efforts and a related increase in legal fees associated with attaining new clients. Credit bureau fees increased to $1.0 million in fiscal 2003 from $0.4 million in fiscal 2002 as a result of increased loan applications processed.

        We expect that our operating expenses will continue to increase as we devote additional resources to the expected increasing loan volumes facilitated for our existing and new clients.

        The following table summarizes the components of operating expenses, both those reimbursed and not reimbursed by TERI:

	Operating expenses
	Expenses reimbursed by TERI			Expenses not reimbursed by TERI
Fiscal year	Compensation and benefits	General and administrative expenses	Subtotal operating expenses	Compensation and benefits	General and administrative expenses	Subtotal operating expenses	Total operating expenses
	(in thousands)
2003	$11,205	$9,372	$20,577	$8,611	$6,701	$15,312	$35,889
2002	7,489	6,703	14,192	4,001	3,947	7,948	22,140
2001	—	—	—	2,794	1,943	4,737	4,737

  Other (Income) Expense

  Interest expense, net

        Net interest expense was $1.5 million in fiscal 2003 as compared to $1.7 million in fiscal 2002 and ($0.05) million in fiscal 2001. Interest expense decreased to $1.6 million in fiscal 2003 as compared to $1.8 million in fiscal 2002. We had no interest expense in fiscal 2001. Interest income was $0.1 million in fiscal 2003, $0.09 million in fiscal 2002 and $0.05 million in fiscal 2001. Interest expense is attributable to $7.9 million of notes issued in June 2001 to TERI as part of the purchase price for TERI's loan processing operations, and $5.5 million borrowed concurrently from stockholders and certain affiliates to fund such acquisition and for working capital purposes, as described below in "—Financial Condition, Liquidity and Capital Resources." Interest income is derived from our investment of excess cash. On May 30, 2003, we repaid $5.5 million that we borrowed from our stockholders and certain of their affiliates.

        The following table summarizes the components of net interest expense:

Fiscal year	Interest expense	Interest income	Interest expense, net
		(in thousands)
2003	$1,561	$(105)	$1,456
2002	1,804	(91)	1,713
2001	—	(53)	(53)

  Other Income

        Other income decreased to $2,400 in fiscal 2003 from $130,737 in fiscal 2002. Other income for fiscal 2003 relates to rental income for an office that we are subleasing. Other income for fiscal 2002 relates to a one time reimbursement from a lender to offset the amount we contributed to the NCT trust on behalf of a particular school to cover, in part, its default risk exposure.

  Income Tax Expense

        Income tax expense increased to $22.5 million in fiscal 2003 from $5.3 million in fiscal 2002 and $0.01 million in fiscal 2001. The increase in interest tax expense in each year was primarily the result of an increase in income during the period. In addition, in fiscal 2003, our effective tax rate increased from 30% to 42%, primarily as a result of a reduction of $1.9 million in the deferred tax asset valuation allowance during fiscal 2002. Our use during fiscal 2001 of $0.7 million of net operating loss carry forwards effectively eliminated our income tax expense in that year. We utilized all net operating loss carry forwards available to us in fiscal 2002.

Financial Condition, Liquidity and Capital Resources

        Our liquidity requirements have historically consisted, and we expect that they will continue to consist, of capital expenditures, working capital, business development expenses, general corporate expenses and potential acquisitions.

        On November 5, 2003, we completed an initial public offering of our common stock at a price to the public of $16.00 per share, in which we sold 7,906,250 shares and selling shareholders sold 6,468,750 shares. Net proceeds of the initial public offering to us were approximately $115.1 million. We did not receive any of the proceeds of the sale of the shares sold by the selling stockholders.

Short-term Funding Requirements

        We expect to fund our short-term liquidity requirements through cash flow from operations and the proceeds of our initial public offering, which we closed on November 5, 2003. We believe, based on our current operating plan and the proceeds of our initial public offering, that our current cash and other short-term investments will be sufficient to fund our operations into fiscal 2005 and beyond. In addition, we may use our credit facility as a source of short-term liquidity if the need arises.

Long-term Funding Requirements

        We expect to fund the growth of our business through cash flow from operations and through issuances of common stock, promissory notes or other securities. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any sale of additional equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.

        From our inception, we have raised approximately $142.4 million from the sale of common stock and promissory notes, including approximately $115.1 million in net proceeds from our initial public offering.

        Our actual liquidity and capital funding requirements may depend on numerous factors, including:

  •
  our facilities expansion needs;

  •
  the extent to which our services gain increased market acceptance and remain competitive; and

  •
  the costs and timing of acquisitions of complementary businesses.

        If we are not able to obtain adequate funding when needed, we may have to delay further expansion of our business.

Cash and Cash Equivalents

        At March 31, 2004, we had $126.4 million in cash and cash equivalents and at June 30, 2003 we had $18.3 million in cash and cash equivalents. Cash and cash equivalents includes balances in money market funds and securities purchased under resale agreements with original maturities of three months or less. We also included in cash and cash equivalents $0.7 million of restricted cash that provides partial collateral for a $7.25 million note payable that we issued in December 2003 described below under "Notes Payable."

Structural Advisory Fees and Residuals Receivables

        Our structural advisory fees and residuals receivables increased to $103.9 million at March 31, 2004 from $54.4 million at June 30, 2003, primarily as a result of the additional structural advisory fees and residuals receivable generated from the December 2003 securitization. In the December 2003 securitization, we collected $24.5 million of the up-front structural advisory fee in December 2003, at the time the securitization transaction closed, and we expect to receive a second payment of approximately $8.5 million in July 2004. We recorded this second payment as a structural advisory fee receivable at March 31, 2004. In December 2003, we received $7.0 million upon the issuance of a $7.25 million note to the lead underwriter of the December 2003 securitization. We agreed to pay this note with the first $7.25 million of the $8.5 million up-front structural advisory fee that we expect to receive in July 2004 in connection with the December 2003 securitization. For a discussion of this borrowing, see "—Notes Payable." We collected the entire $17.0 million of up-front structural advisory fees earned during the first nine months of fiscal 2003 at the time the securitization transactions closed.

Property and Equipment, net

        During the first nine months of fiscal 2004, our property and equipment, net increased by $2.4 million, as we spent $2.3 million on the relocation of our corporate headquarters and $1.3 million on the expansion of our processing facilities, offset by $1.4 million of depreciation expense recorded during the period.

Accounts Payable and Accrued Expenses

        We had accounts payable and accrued expenses of $6.6 million at March 31, 2004 and $13.6 million at June 30, 2003. During the first nine months of fiscal 2004 we paid $17.8 million of income taxes, and recorded accrued tax expenses of $6.4 million related to our income before income taxes generated during the period. Our accrued bonuses were approximately $2.5 million higher at March 31, 2004, as we anticipate providing additional performance-based compensation in the current fiscal year. Our accounts payable were $0.2 million higher at March 31, 2004, primarily as a result of increased expenses associated with our growth.

Net Deferred Tax Liability

        We have a net deferred tax liability because, under accounting principles generally accepted in the United States of America, we recognize residuals in income earlier than for tax purposes. Our deferred tax liability increased primarily as a result of residual revenue recognized over the first nine months of fiscal 2004, offset in part by a decrease due to the tax effect of the non-cash compensation charges we recognized related to an agreement with an executive officer.

Notes Payable

        We had notes payable of $13.4 million at March 31, 2004 and $6.7 million in June 30, 2003. During the second quarter of fiscal 2004, we received $7.0 million upon the issuance of a $7.25 million note to the lead underwriter of our December 2003 securitization. We agreed to repay this note with the first $7.25 million of the $8.5 million up-front structural advisory fee that we expect to receive in July 2004 in connection with the December 2003 securitization. This note is further collateralized by the first $6.3 million of residual cash flow from the December 2003 securitization, as well as $700,000 of restricted cash. The remaining balance in notes payable relates to two acquisition notes we issued to acquire TERI's loan processing operations in 2001. At March 31, 2004 and June 30, 2003, these acquisition notes had an aggregate outstanding principal balance of $6.2 million and $6.7 million, respectively.

Contractual Obligations

        In addition to our notes payable and the agreement with TERI to purchase updates to the student loan database, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The table below summarizes the dollar amounts of our contractual obligations as of June 30, 2003 for the periods specified:

	Contractual obligations
Fiscal year	Long-term debt	Database purchases	Operating lease obligations	Capital lease obligations	Total
	(in thousands)
2004	$670	$748	$1,181	$87	$2,686
2005	712	748	223	64	1,747
2006	755	748	233	64	1,800
2007	802	62	220	64	1,148
2008	852	—	—	26	878
Thereafter	2,883	—	—	—	2,883

Total	$6,674	$2,306	$1,857	$305	$11,142

        Under the terms of the database purchase and supplementation agreement dated June 2001 between TERI and us, we pay a monthly fee of approximately $62,000 as consideration for the rights to receive updates and queries to the loan database that we acquired from TERI. These enhancements increase the value and extend the useful life of the loan database, which represents a significant component of the pricing strategy for future securitizations. The database purchase agreement has a term through June 2006 and grants each party a unilateral right to renew the agreement for an additional five-year term for monthly payments of approximately $21,000.

        The contractual obligations set forth in the table do not include obligations under the note we issued to the lead underwriter of our December 2003 securitization or a lease covering approximately 26,000 square feet of office space for our new corporate headquarters in Boston, Massachusetts that we entered into in September 2003. The lease term began on December 1, 2003, for a term of 10 years and four months. Beginning in fiscal 2005, which will be the first full year of lease payments under this lease, our lease payments will be approximately $0.9 million per year. These annual lease payments will increase to approximately $1.0 million beginning in fiscal 2007 and to approximately $1.1 million beginning in fiscal 2010.

        The contractual obligations reflected in the table with respect to our processing center in Boston changed subsequent to June 30, 2003. Prior to June 30, 2003, we entered into a lease covering approximately 45,500 square feet of office space at our processing center in Boston,

Massachusetts. That lease was scheduled to go into effect on April 1, 2004, and had a five-year term with expected annual lease payments of $1.8 million. In February 2004, we renegotiated the lease and entered into a new lease agreement covering approximately 91,000 square feet of office space with a ten-year term and 7,272 square feet of office space with a five-year term. From April 1, 2004 through April 30, 2009, our lease payments for our processing center are expected to be $2.8 million annually, and from May 1, 2009 through April 30, 2014, our lease payments are expected to be $3.1 million annually.

Cash Flows

        We had net cash outflows from operations for the nine months ended March 31, 2004 of $10.0 million, compared to net cash inflows from operations for the nine months ended March 31, 2003 of $5.8 million. Cash provided by/used in operations resulted primarily from our net income and an increase in our net deferred tax liability, offset by increases in our structural advisory fees and residuals receivables and a decrease in accounts payable and accrued expenses. The decrease resulted primarily from the fact that we did not conduct a securitization transaction in the third quarter of fiscal 2004, as we did in the third quarter of last year, as well as the timing of our receipt of the second up-front structural advisory fee payment from the December 2003 securitization, which is included in structural advisory fees receivable.

        We used $4.4 million of net cash in investing activities for the nine months ended March 31, 2004. The principal use of net cash was capital expenditures related to the relocation of our corporate headquarters, computer and office equipment to allow us to service an increasing volume of loan applications, and to a lesser extent, payments for loan database updates from TERI.

        We had net cash inflows from financing activities of $122.4 million for the nine months ended March 31, 2004. The net proceeds from our initial public offering in November 2003 totaled $115.1 million. We also issued a $7.25 million note and received $7.0 million in cash from the lead underwriter of our December 2003 securitization to monetize a substantial portion of the $8.5 million up-front structural advisory fee payment from the securitization that we expect to receive in July 2004. We received approximately $0.8 million upon exercise of options to purchase our common stock during the nine month period ended March 31, 2004, which was a source of cash flow from financing operations. We received an aggregate of approximately $1.4 million upon exercise of options and warrants to purchase our common stock during the nine months ended March 31, 2003, which were also sources of cash flow from financing activities. The use of cash for financing activities during both periods reflected payments under the notes that we issued to TERI in connection with the loan processing operations acquisition.

        We expect that our capital expenditure requirements for fiscal 2004 will be approximately $9.0 million. We expect to use these funds primarily for the expansion of our loan processing operations, purchase of computer and office equipment, and leasehold improvements to our corporate headquarters. We currently have capital expenditure commitments over the next 12 months of approximately $1.0 million.

Borrowings

        In June 2001, we issued two acquisition notes to TERI totaling $7.9 million to acquire TERI's loan processing operations as well as its workforce-in-place. Principal and interest at an annual rate of 6% is payable on these notes in 120 monthly payments of $87,706 commencing on July 20, 2001 and ending on June 20, 2011. At March 31, 2004, outstanding principal on these notes totaled $6.2 million as compared to $6.7 million at June 30, 2003.

        In addition, in June 2001, we borrowed $5.5 million from stockholders and certain affiliates of a stockholder to supplement the financing of the acquisition of TERI's loan processing operations and for working capital purposes. These notes were due to mature on May 30, 2004, with interest payable quarterly at an annual rate of 10% of the current principal balance. We were required to pay each May 30 additional interest at a rate of 15% of the outstanding balance as of June 1 of the previous year until maturity. We repaid these notes in full on May 30, 2003.

        In April 2002, we entered into a $975,000 revolving line of credit with a bank. The line of credit was extended to December 31, 2003, with interest payable annually at the greater of 6% or 1% above the highest published Wall Street Journal prime rate. Our lead director is a director and majority stockholder of the company that owns the bank that provided this line of credit. We believe that the terms of the line of credit were substantially the same as those prevailing at the time we entered into this credit arrangement as we would have received from other banks for a comparable transaction. We did not renew this revolving line of credit when it expired. There were no amounts outstanding at June 30, 2003 or subsequent to December 31, 2003, the date it expired.

        In August 2003, we entered into a $10 million revolving credit facility with Fleet National Bank. The revolving credit facility matures on August 28, 2005, with interest currently payable, at our option, at the bank's prime rate or LIBOR, plus 2%. The revolving credit line contains financial covenants, including:

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  minimum trailing 12-month up-front structural advisory fees of not less than $25 to $30 million;

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  minimum tangible net worth of not less than $40 million through June 30, 2004 and the sum of 100% of consolidated tangible net worth plus 85% of consolidated net income, thereafter;

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  a maximum liabilities to net worth ratio of not greater than 1.15 to 1.00; and

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  a minimum cash flow to debt service ratio of not less than 1.50 to 1.00,

as well as certain financial reporting covenants. We expect to be able to meet these financial and reporting requirements during the term of the revolving credit facility and are in compliance with these covenants as of the date of this quarterly report. This agreement restricts our ability to pay cash dividends in the event we are in default. As of March 31, 2004, we had no balance outstanding under the revolving credit facility. The maximum annual commitment fee is $25,000. The bank has issued on our behalf three irrevocable letters of credit in the aggregate amount of $943,000 in lieu of security deposits for the lease and sublease of office space. The third party beneficiaries have not drawn upon this revolving credit facility. These letters of credit reduce the amount we may borrow under this revolving credit facility.

        In December 2003, we issued a $7.25 million note to the lead underwriter of our December 2003 securitization to monetize a substantial portion of the second up-front structural advisory fee payment which we expect to receive in July 2004. The first $7.25 million of that payment will be used to repay the note. The note is further collateralized by $700,000 of restricted cash and a security interest in the first $6.3 million of residual payments with respect to the December 2003 securitization.

Off-Balance Sheet Transactions

        We offer outsourcing services in connection with the lifecycle of a private student loan, from program design and marketing through loan administration and, ultimately, to the sale and securitization of the loans. We also structure and facilitate the securitization of loans for our clients through a series of bankruptcy remote, special purpose trusts.

        We do not utilize these trusts as a means to transfer assets or liabilities from our balance sheet to those of the trusts because we are not the originator of the securitized student loans or the issuer of the related debt. We do not serve as lender, guarantor or loan servicer. Specifically, these trusts purchase such student loans from third-party financial institutions, the financing of which is provided through the issuance of asset-backed securities.

        The principal uses of these trusts are to:

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  generate sources of liquidity for our clients' assets sold into such trusts and to reduce their credit risk;

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  make available more funds to students and colleges; and

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  leverage the capital markets to reduce borrowing costs to students.

        See "Application of Critical Accounting Policies and Estimates—Consolidation" for a discussion of our determination to not consolidate these securitization trusts.

Recent Accounting Pronouncements

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes new standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify three classes of freestanding financial instruments that embody obligations for the issuer as a liability or, in some cases, assets. This statement generally is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of this standard, a portion of which has been indefinitely deferred, did not and is not expected to have a material impact on our consolidated financial condition, results of operations, earnings per share or cash flows.

        Beginning July 1, 2003, and for securitization trusts created after January 31, 2003, we applied FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," in assessing consolidation. FIN No. 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. At March 31, 2004, the securitization trusts created after January 31, 2003 have either met the criteria to be a QSPE, as defined in paragraph 35 of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or we have determined that we are not the primary beneficiary of the securitization trusts, as defined by FIN No. 46. Accordingly, we did not consolidate these existing securitization trusts in these financial statements. In addition, the securitization trusts created prior to January 31, 2003 have been amended in order for them to be considered QSPEs.

        On December 24, 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN No. 46R), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R has replaced FIN No. 46. Public companies must apply either FIN No. 46 or FIN No. 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after December 15, 2003 to entities considered to be special-purpose entities. The adoption of FIN No. 46R, which we began to apply in December 2003, did not have a material impact on our consolidated financial condition, results of operations, earnings per share or cash flows. For additional information regarding our adoption of FIN No. 46, see "—Consolidation."

        The FASB issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets—an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet to be considered a QSPE. The

FASB has announced that it expects to issue in the first half of 2004 a revised exposure draft that would include all of the proposed amendments to FASB Statement No. 140. We are monitoring the status of this Exposure Draft to assess its impact on our financial statements.

        In December 2003, the FASB issued revised SFAS Statement No. 132. This statement reforms the disclosure requirements contained in SFAS No. 132, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of this statement has not had a material impact on our financial statements.

Inflation

        Inflation was not a material factor in either revenue or operating expenses during the periods presented.

Quantitative and Qualitative Information about Market Risk

General

        Market risk is the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. Our primary market risk exposure is to changes in interest rates in our cash and cash equivalents. Cash and cash equivalents include balances in money market funds and securities purchased under resale agreements with maturities of three months or less. The primary objective of our investment policy is the preservation of capital. Accordingly, because of the conservative nature of our investment policy and the relatively short duration of our investments, interest rate risk is mitigated. We expect to continue to manage our interest rate risk through an active portfolio management strategy that involves the selection of investments with appropriate characteristics, such as duration, yield, currency and liquidity.

Risks Related to Structural Advisory Fees and Residuals

        Because there are no quoted market prices for our additional structural advisory fees and residuals receivables, we use assumptions to estimate their values. We base these estimates on our proprietary historical data, third party data and our industry experience, adjusting for specific program and borrower characteristics such as loan type, borrower creditworthiness and trends in loan consolidation. Increases in our estimates of defaults, prepayments and discount rates, as well as decreases in default recovery rates and the multi-year forward estimates of the LIBOR rate, which is the reference rate for the loan assets and borrowings of the securitization trusts, would have a negative effect on the value of our additional structural advisory fees and residuals. For an analysis of the estimated change in our structural advisory fees and residuals receivables balance at March 31, 2004 based on changes in these loan performance assumptions, see "—Application of Critical Accounting Policies and Estimates—Service Revenue—Sensitivity Analysis."

BUSINESS

Overview

        First Marblehead provides outsourcing services for private education lending in the United States. We help meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. We focus primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. Private education loans are not guaranteed by the U.S. government and are funded by private sector lenders. In fiscal 2003, we facilitated more than $1.0 billion in loan disbursements. During the first nine months of fiscal 2004, we facilitated approximately $1.5 billion in loan disbursements for students at over 4,000 schools.

        We enable our clients to offer student borrowers competitive loan products, while managing the complexities and risks of these products. We provide our clients with a continuum of services, from the initial phases of program design through application processing and support to the ultimate disposition of the loans through securitization transactions that we structure and administer. We have developed loan processing and support systems that are designed to accommodate new clients, additional loan products and incremental loan volume. We also own a proprietary database of more than 18 years of historical information on private student loan performance, which helps us to facilitate the structuring and pricing of our clients' loan programs and to supervise the servicing and default management processes for the securitized loans. In addition, our proprietary database increases the efficiency of the securitizations of our clients' loans by enabling us to provide to participants in the securitization process historical payment, default and recovery data on which to base estimates as to credit losses and reserve rates. We processed over 252,000 loan applications in fiscal 2003 and have processed over 400,000 loan applications during the first nine months of fiscal 2004.

        We have provided structural, advisory and other services for 20 securitization transactions since our formation in 1991. We facilitated one securitization in fiscal 2001 and three securitizations in each of fiscal 2002 and fiscal 2003. We facilitated one securitization, of $532 million of student loans, during the first nine months of fiscal 2004. We facilitated the securitization of $296 million of student loans during the same period of fiscal 2003. We expect to facilitate two additional securitizations during fiscal 2004.

Education Finance Market

Spending on Post-Secondary Education

        The U.S. post-secondary education finance market is large and growing. According to the U.S. Department of Commerce, expenditures for post-secondary education in 2002 totaled over $290 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance.

        According to the U.S. Department of Education, total enrollment in post-secondary, degree granting institutions was approximately 15.3 million in 2000, including 13.2 million undergraduate and 2.1 million graduate and professional students. From 1988 to 2000, enrollment increased by 17%, despite a decrease of approximately 1% in the largest segment of the college-age population,

18- to 24-year olds. Based solely on projected growth in the college-age population, the U.S. Department of Education projects a median increase in enrollment of 19% between 2000 and 2013.

        A key factor in the rise in enrollment rates over the last decade is the demonstrated and growing economic value of post-secondary education. According to the U.S. Census Bureau, the average income in 2001, which has been inflation adjusted for 2003, of bachelor's degree recipients was $52,435, nearly twice the average income of $27,754 of high school graduates. The average income of advanced degree recipients was $75,477 in 2001, which has been inflation adjusted for 2003, more than two and a half times the average income of high school graduates. The gap in average income by educational attainment grew from 1991 to 2001, as income for holders of bachelor's degrees increased on an inflation adjusted basis by approximately 24% and by approximately 21% for holders of advanced degrees. By comparison, the average income of high school diploma holders increased on an inflation adjusted basis by only 13% over the same period.

        In addition to enrollment, the cost of attendance and its growth relative to household income drives demand for financial assistance. According to the College Board, a national not-for-profit education services association and industry reference on college costs and student aid, between the 1991-1992 and 2002-2003 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an inflation adjusted basis by approximately 48% at four-year public institutions and approximately 44% at four-year private institutions. Between 1991 and 2002, median annual household income grew only 7% on an inflation adjusted basis. The relatively rapid growth in college tuition and fees is attributable to the increase in admission applications and schools' operating expenditures. In addition, in recent years, declining investment returns for endowments have pressured schools' revenue, while state government budgetary pressures have restricted education appropriations, particularly to public schools. Consequently, between the 2002-2003 and the 2003-2004 academic years, the average annual tuition and fees for in-state students at public four-year institutions increased on an inflation-adjusted basis by 13%, the largest annual increase since the early 1980s. Average private four-year college tuition and fees increased by 5% during the same period.

Sources of Financial Aid and Growth in Private Student Loans

        To help students defray the rising costs of education and the growing gap between the costs and household incomes, according to the College Board, federal, state and private sources provided approximately $105 billion in financial aid in the 2002-2003 academic year, the most recent period for which data are available. Of this total, loans represented approximately 54%, or $57 billion, while grants, education tax credits and work-study made up the balance. Most of these loans were funded directly by the federal government or funded by private lenders and guaranteed by the federal government. The College Board estimates that private loans totaled approximately $6.9 billion in the 2002-2003 academic year. Since the College Board began collecting data on private loans in the 1995 academic year, the volume of private loans has increased over fivefold, representing a compound annual growth rate on an inflation adjusted basis of approximately 27%. This growth has far outpaced the compound annual growth rate on an inflation adjusted basis in federal loan volume of approximately 5% over the same period.

        As the demand and volume of private student loans increase, we expect an increasing number of financial institutions, particularly those active in federal loan programs, educational institutions and other enterprises to focus on this private education finance segment. However, given the complex administrative, legal, risk-assessment and financing requirements of private student loan programs, we believe many of these organizations will seek to outsource activities relating to these programs, in order to take advantage of the types of specialized knowledge and well-developed information processing capabilities that we provide.

Private Student Lending Overview

        The lifecycle of a private student loan, which can be over 20 years long, consists of a series of processes and involves many distinct parties. Because the activities of these parties are largely uncoordinated but heavily regulated, the processes associated with designing, implementing, financing and administering student loan programs are complex, resource intensive and costly.

        Set forth below is a chart outlining the series of processes in the private student loan lifecycle:

Program Design and Marketing

        Lenders and educational institutions face an array of choices in attempting to satisfy their strategic and financial goals, as well as the needs of student borrowers. If it decides to initiate a loan program, an organization typically needs to make significant investments in staffing and infrastructure in order to support the program. In designing loan programs, the factors that these organizations generally consider include:

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  borrower eligibility criteria, including enrollment status, academic progress and citizenship or residency;

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  borrower creditworthiness criteria, including acceptable credit scores, credit bureau ratings and co-signor requirements, as well as factors such as employment and income history and any past derogatory credit events;

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  loan limits, including minimum and maximum loan amounts on both an annual and aggregate basis;

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  interest rates, including the frequency and method of adjustment;

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  amount of fees charged to the borrower, including origination, guarantee and late fees;

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  repayment terms, including maximum repayment term, minimum monthly payment amounts, deferment and forbearance options, rate reduction incentive programs and prepayment penalties;

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  loan guarantee arrangements to ensure repayment of defaulted principal and interest payments;

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  loan servicing, default management and collection arrangements;

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  asset financing or loan disposition alternatives; and

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  legal compliance with numerous federal laws, including the Truth-in-Lending Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the FTC Telemarketing Sales Rule, and numerous state laws that replicate and expand upon the requirements of federal laws.

        In creating their marketing programs, institutions face choices in the channels and media available to them to reach potential student borrowers, including financial aid administrators, online advertising, direct mail campaigns, handouts, email campaigns, telemarketing and print, outdoor, radio and television advertising.

Borrower Inquiry and Application

        Prospective and current students and their families confront a complicated process in applying for financial aid. Because private student loans are often used to bridge the gap between school costs, and available funds, including family resources and federal and state loans and grants, many borrowers must navigate multiple application processes. In order to respond to questions about these processes from student borrowers, lenders and educational institutions must invest in an appropriate infrastructure, including a staff of customer service personnel who have a thorough understanding of both the terms and competitive advantages of their private loan program and the financial aid process as a whole. In addition to a customer service function, these institutions must respond to requests for loan materials and loan applications.

Loan Origination and Disbursement

        Once a loan provider has received a loan application and determined that it is complete, it must then evaluate the information provided by the applicant against the eligibility and creditworthiness criteria of the loan program. This underwriting process, which is subject to a variety of state and federal regulations, typically involves communication with credit bureaus in order to generate a credit score for the applicant and either a denial or approval of the loan.

        If the applicant satisfies the loan program criteria, the loan provider then prepares a legal instrument, known as a promissory note, reflecting the terms and conditions under which the loan will be made. If the borrower signs and returns the promissory note, the loan provider typically contacts the school to confirm the student's enrollment status and financial need and then disburses funds either to the borrower or, more commonly, directly to the school.

Loan Securitization

        Although some lenders originate loans and then hold them for the life of the loan, many lenders originate and then seek to dispose of the loans, either through a sale of whole loans or by means of a securitization. Whole loans are typically purchased by other financial institutions, which add them to an existing portfolio, or by entities that serve to warehouse the loans for some period of time, pending eventual securitization. Securitization provides several benefits to lenders and has developed into a diverse, flexible funding mechanism, well-suited to the financing of student loan pools. According to industry sources, in 2003, the new issuance volume of student loan-backed securities totaled approximately $57.4 billion, which included both federally guaranteed and private student loans. Securitization enables lenders to sell potentially otherwise illiquid assets in both the public and private securities markets, and can help lenders manage concentration risk and meet applicable regulatory capital adequacy requirements.

        In a typical student loan securitization, the loans are purchased, pooled and deposited in a special purpose, bankruptcy remote entity. The special purpose entity issues and sells to investors securities collateralized by the student loans. Following the sale of these asset backed securities, a trustee, or a servicer on behalf of a trustee, collects the payments of principal and interest generated by the underlying loans and makes disbursements to the asset backed investors and service providers according to the terms of the documents governing the transaction.

        Securitization enables the reallocation of risk through the use of derivative products such as interest rate swaps or caps, a senior subordinated liability securities structure, the transfer of risk through the use of financial guarantee insurance for the securities issued, loan guarantees from third party debt guarantors, the tiering of securities maturities, and the issuance of several different types of securities matching projected pool repayment characteristics. Although this flexibility adds to the complexity of the funding process, it also enables the securitizer to reduce the cost of financing, thereby improving the economics of the loan program and/or improving loan terms by passing incremental savings back to the borrower.

        Securitizations require a high level of specialized knowledge and experience regarding both the capital markets generally, and the repayment characteristics and defaults on the part of student borrowers specifically. The process of issuing asset backed securities requires compliance with state and federal securities laws, as well as coordination among originating lenders, attorneys, securities dealers, loan guarantors, structural advisors, trust management providers, auditors, securities rating agencies and financial guarantee insurance companies.

Loan Servicing

        While student loans are outstanding, lenders or special purpose entities must provide administrative services relating to the loans, even if their terms permit borrowers to defer payments of principal and interest while enrolled in school. These administrative services include processing deferment and forbearance requests, sending out account statements and accrual notices, responding to borrower inquiries, and collecting and crediting payments received from borrowers. Many lenders, and all special purpose entities, outsource their servicing responsibilities to third party providers. In addition to administrative duties, servicers also play an active role, in conjunction with the guarantor, in default prevention activities. Servicers generally rely on collection agencies to establish and maintain contact with defaulted borrowers, manage loans that are delinquent and collect defaulted loans. Loans are ultimately extinguished through scheduled repayment, prepayment or default. Once the borrower makes the final loan payment, the servicer sends a notice to the borrower and the credit bureaus confirming that the loan has been repaid in full and returns the original promissory note to the borrower.

The First Marblehead Approach

        We offer our clients—national and regional financial institutions and educational institutions, as well as businesses and other organizations—a fully integrated suite of outsourcing services in connection with their private student loan programs. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. Using our services, our clients can offer student borrowers access to customized, competitive student loan products while enhancing their fees but minimizing their resource commitment and exposure to credit risk. We assisted our clients in originating over $1.0 billion in private student loans in fiscal 2003 and approximately $1.5 billion in private student loans during the first nine months of fiscal 2004.

        As the demand for private loans increases, we believe the demand for our outsourcing services also will increase, as loan program sponsors seek a single point of interface for reliable, customizable services from the initial phases of the design of their programs to the ultimate disposition of their loans. We also expect increased demand for our services as we continue to enhance our presence in the private student loan marketplace and as the number of our satisfied clients grows.

Our Competitive Strengths

        We believe the comprehensive nature and flexibility of our services, our well-developed relationships within the student loan industry and our specialized knowledge and experience, provide us with significant competitive advantages:

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  Wide range of private education loan services. Since 1991, we have developed an expertise in facilitating all phases of the private student loan lifecycle. These services include program design, application processing, credit underwriting, customer support, loan documentation, disbursement, technical support, legal and compliance support and advisory services in connection with loan financing. In addition, using our proprietary database with more than 18 years of historical information on private loan performance, we manage risk throughout the loan lifecycle, including the establishment of program parameters and management of default prevention, collections and guarantee claims with respect to securitized loan portfolios. Our comprehensive service offerings enable our clients to outsource the implementation of their private loan programs so that they can focus on their core businesses. We differentiate ourselves from other service providers because of the range of services we can provide to our clients.

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  Exclusive focus on private student loans. Our exclusive focus on the private student loan market makes us an attractive partner for lenders that focus predominately on federal loans, including many of our competitors. Increasingly, these lenders face competitive pressures in the education loan marketplace to offer private loan programs in addition to their federal programs. Because we focus solely on private loans, we do not compete with these lenders in their core business segment, but offer a means for them to participate in the growing private segment of the student loan market.

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  Consultative sales process and flexible loan programs. We offer our clients the opportunity to customize their loan programs to meet their specific needs. Our program design process allows our clients to make informed choices about all aspects of their loan programs, including the products to be offered, loan pricing, program economics, fulfillment of origination and compliance functions, and securitization.

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  Strong pricing and risk management capabilities based on proprietary data. Pricing products and services and assessing risk in the private segment of the student loan industry, which lacks the longevity of the federally supported segment, is made more difficult due to an absence of quality historical data on loan defaults and prepayment rates. We believe that our proprietary database, which tracks information such as borrower credit characteristics, borrowing practices, interest rates, fees and default rates, provides several significant competitive advantages. We purchased this database from TERI, the oldest and largest guarantor of private student loans. We do not believe that any competitor has a comparable historical database of payment histories for private education loans. The data allow us to analyze risk trends and the amount of risk specific to the loans that become part of the securitizations that we structure, including risks of default and prepayment. Additionally, the data assist in our default prevention efforts by providing a basis by which we monitor the default experiences of our clients.

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  Experienced capital markets group. Maximizing the potential benefits of securitization requires a depth of capital markets experience and structuring expertise. The six senior members of our capital markets group have combined experience of over 75 years in the asset backed securities industry. We have structured and successfully completed 20 securitization transactions using a variety of structures since our formation in 1991. In addition, we facilitated the first securitization comprised exclusively of private student loans and the first publicly registered securitization of private student loans.

Our Service Offerings

        We offer prospective clients the opportunity to outsource all of the key components of their loan programs by providing a full complement of services, including program design, application processing, underwriting, loan documentation and disbursement, technical support and customer support. This approach enables our clients to focus their efforts on the initial marketing of their programs.

        We offer services in connection with loan programs targeted at two major marketing channels:

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  Private label programs that:

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  lenders market directly to prospective student borrowers and their families;

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  lenders market directly to educational institutions

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  third parties who are not themselves lenders design and market directly to prospective student borrowers and their families; loans under these programs are made by referral lenders; and

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  businesses, unions, affinity groups and other organizations offer to their employees or members.

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  Guaranteed Access to Education, or GATE, programs offered by educational institutions directly to their students.

        The following table presents, by marketing channel, the total principal amount of loans we processed during the nine months ended March 31, 2004 and 2003 and during the full fiscal year ended June 30, 2003:

	Nine months ended March 31,
Marketing channel			Fiscal year ended June 30, 2003
	2004	2003
	(in millions)
Private label loans	$1,376	$794	$965
GATE loans	91	71	76

Total	$1,467	$865	$1,041

        In fiscal 2003, we processed approximately $428 million of loans for Bank One, $218 million of loans for Bank of America and $48 million of loans for Charter One. During the first nine months of fiscal 2004, we processed approximately $513 million of loans for Bank One, $329 million of loans for Bank of America and $249 million of loans for Charter One. The following represent all of the schools for which we processed more than $3.0 million of GATE loans in fiscal 2003: American University, Carnegie Mellon University, Clarkson University, Seattle University, University of Southern California, Stanford University and University of Virginia's Darden Graduate School of Business Administration. Through the date of this prospectus, we had processed more than $3.0 million of GATE loans for each of these schools in fiscal 2004.

        Although we offer our clients a fully integrated suite of outsourcing services, we do not charge separate fees for many of these services, including program design and marketing and, except with respect to TERI, borrowing inquiry and application and loan origination and disbursement. While we receive fees for providing loan processing services to TERI in connection with TERI-guaranteed loans, these fees represent reimbursement of the direct expenses we incur. Accordingly, we do not earn a profit on these fees. Although we provide these various services without charging a separate fee, or at "cost" in the case of TERI-guaranteed loans, we generally enter into agreements with the private label lenders giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. We also have the exclusive right to securitize loans originated by Bank of America in connection with our GATE offerings. Our level of profitability depends on our structural advisory fees and residuals. We may in the future enter into arrangements with private label lenders under which we provide outsourcing services, but do not have the exclusive right to securitize the loans that they originate. We also receive fees as the administrator of the trusts that have purchased the private label and GATE loans, and in this capacity monitor the performance of the loan servicers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The primary driver of our results of operations and financial condition is the volume of loans for which we provide outsourcing services from loan origination through securitization. The volume of loans for which we structured securitizations increased to approximately $560 million in fiscal 2003 from approximately $69 million in fiscal 2001. The total volume of loans for which we provided services grew to approximately $1.04 billion in fiscal 2003 from approximately $165 million in fiscal 2001. We facilitated the securitization of $532 million of student loans during the first nine months of fiscal 2004, and the total volume of loans for which we provided services was approximately $1.5 billion in the first nine months of fiscal 2004.

Program Design and Marketing

        We help our clients design their private loan programs. Our loan program design approach begins with a standard set of pricing options, legal agreements and third party relationships that we then carefully customize for our clients in order to satisfy their particular needs.

  Private Label Programs

        In our private label programs, we have developed strong relationships with lenders and other organizations through active marketing by our field sales force and experienced business development executives. Our private label clients are typically lenders that desire to supplement their existing federal loan programs with a private loan offering. Increasingly, these lenders are required by competitive pressures to offer private loan programs. They are attracted to an opportunity potentially to extend their existing brand in the federal loan marketplace to the private loan marketplace.

        Beyond federal student loan lenders, our approach is flexible enough to facilitate private student loan programs for a range of clients, who, in turn, serve a variety of consumers. We believe a private label opportunity exists with any business, union, affinity group or other organization that has employees, members or other constituencies who are concerned about education costs. We assist such organizations in partnering with a lender and in designing a program that provides tangible benefits to their constituencies, while simultaneously generating additional revenue. Regardless of whether the client is a commercial bank or a large corporation, we contribute our specialized knowledge, experience and capabilities to assist these entities in the development of a private loan program to meet its needs, while minimizing its resource commitment and exposure to credit risk.

        One of the key components of our private label programs is the opportunity for our clients to mitigate their credit risk through a loan repayment guarantee by TERI. TERI guarantees repayment of the student borrowers' loan principal, together with capitalized and/or accrued interest on defaulted loans. For additional information on TERI, see "Strategic Relationship with The Education Resources Institute." If the lender disposes of the loan in a securitization, this guarantee remains in place and serves to enhance the terms on which asset backed securities are offered to investors.

        Private label clients fall into two categories:

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  Make and sell. In this category, lenders select credit criteria and loan terms tailored to meet their needs and then outsource to us all operating aspects of loan origination and customer support, and typically hold the loans on their balance sheets for some limited period of time. In the case of clients that do not desire, or do not have the ability, to fund the loans initially, we arrange for a referral lender that will fund the loans on their behalf. In both cases, after the holding period, we will facilitate a securitization to enable lenders to dispose of the loans, from which we generate structural advisory fees and residuals. See "—Securitization."

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  Make and hold. In this category, clients outsource all operating aspects of loan origination and customer support, but finance the loans on their balance sheets and generally continue to hold the loans through the scheduled repayment, prepayment or default. Clients retain the ability to securitize the loans through us, even if they elect not to do so initially. Unless clients securitize their make and hold loans through us, the revenues we generate on these loans are limited to the processing fees that we receive from TERI, which represent reimbursement of the direct expenses we incur in originating the loans.

Of the $965 million of loans we processed in private label programs in fiscal 2003, approximately $593 million constituted "make and sell" volume and approximately $372 million constituted "make and hold" volume. Of the $1.38 billion of loans we processed in private label programs during the first nine months of fiscal 2004, approximately $1.02 billion constituted "make and sell" volume and approximately $360 million constituted "make and hold" volume.

  GATE Programs

        In our two GATE programs, GATE Student and GATE Universal, we work with schools to design their private loan programs and make the educational experience affordable and accessible to students. We believe that one of the most significant benefits provided by GATE programs is the ability for a participating school to enhance the financial aid packages it offers to prospective students. GATE programs historically have had a borrower approval rate of approximately 97%. With the knowledge that most applicants will be approved, schools can award GATE loans proactively, to meet more need and avoid financing gaps in aid packages.

        Our GATE business development team collaborates directly with each educational institution client and Bank of America, the exclusive lender for the programs, to evaluate, design and implement the most appropriate GATE program, or series of programs, for the particular school. This analysis takes into account enrollment, financial aid and finance strategies of the school and results in recommended eligibility criteria, rate and fee combinations and underwriting criteria to enhance those strategies. GATE programs are designed so as to facilitate our ability to aggregate and securitize the student loans from all participating schools.

        We customize GATE programs within certain pricing parameters and structure the programs to enable a participating school to make loans broadly available to its students. The historical approval rate of approximately 97% is made possible by having the participating schools provide credit support for the loans to their students. This credit support may be in the form of either a cash reserve or, subject to creditworthiness requirements, a school's unfunded financial pledge. Our most recent GATE program offering, GATE Universal, stratifies student borrowers according to credit risk in order to minimize either the cash reserve or financial pledge that a school is required to provide in connection with the loan program.

        We also monitor each school's program on an ongoing basis and provide the participating school with periodic updates on its students' credit performance. We offer assistance in modifying the program over time if the school's program experience is different than originally anticipated.

        For our GATE programs, in fiscal 2003, we processed approximately $76 million of loans and structured securitizations for approximately $73 million of loans. In the first nine months of fiscal 2004, we processed approximately $91 million of loans for our GATE programs, but we securitized only private label loans. We expect to securitize in the fourth quarter of fiscal 2004 all of the GATE loans that we facilitate in fiscal 2004. We have the exclusive right to securitize loans originated by Bank of America in connection with our GATE offerings, and we generate revenue from our GATE programs primarily by receiving structural advisory fees and residuals for facilitating securitizations of these loans.

Borrower Inquiry and Application

  Private Label Programs

        We have developed proprietary processing platforms, applications and infrastructure, supplemented by customized vendor solutions, which we use to provide loan application services for our private label programs. We enable borrowers to submit applications by telephone and by facsimile or mail. We also have a proprietary web application process that permits prospective borrowers to submit loan applications online. As a result of increased Internet use and focused marketing efforts, in recent years the proportion of online applications has risen substantially. In fiscal 2003, we received via the Internet approximately 56% of the approximately 234,000 private label loan applications that we processed. During the first nine months of fiscal 2003, we received via the Internet approximately 54% of the approximately 166,000 private label loan applications that we processed. During the first nine months of fiscal 2004, we received via the Internet approximately 67% of the approximately 390,000 private label loan applications that we processed. We intend to continue driving application traffic online, as it represents an opportunity for cost savings by reducing personnel costs associated with call centers and data entry. We have designed our online systems to be E-sign compliant for delivery of consumer disclosures, and we are testing electronic signature capabilities for future implementation.

        Once a potential borrower submits an application for processing, our systems automatically generate and send an email to the applicant. Within minutes, the customized third party credit decision software that we use analyzes the submitted application. Application data are automatically sent to credit bureaus, which generate and return a credit report. The credit decision software then applies the credit report data and all scoring parameters associated with the loan type, and a credit decision is generated. This automated underwriting process allows us to deliver a loan application decision with respect to a significant majority of applications. The remaining applications with either incomplete information or with scores close to cut-off are automatically sent to a credit analyst for review. At this point in the process, we communicate the initial determination to the applicant, primarily through email, informing him or her whether the application is conditionally approved, rejected or in review. The applicant receives instructions as to next steps and is provided a website navigation link to check his or her loan status. Simultaneously, our customer service platforms, including our automated voice response unit, online status and customer service applications, are updated. Approximately 80% of the borrowers in our private label loan programs have creditworthy co-borrowers.

        To help applicants through the loan application process, we have an internal customer service department that was comprised of 74 full-time employees, 2 part-time employees and 2 seasonal employees as of March 31, 2004. We augment our internal department with outsourced customer service representatives during peak loan application periods. The department is segmented to focus on three different areas of inquiry: inbound calls from students and/or parents interested in applying for a loan, follow-up calls and/or emails from applicants and inbound calls and/or emails from school officials and private label clients. Each type of inquiry is tracked and managed to relevant performance metrics, such as conversion rate, abandonment rate, average speed-to-answer and speed-to-resolution. An experienced, specially trained priority service group handles inquiries from schools.

  GATE Programs

        For our GATE clients, we employ PHEAA, and a software vendor, V-Tek Systems Corporation, or V-Tek, in a variety of roles to effect application processing and loan origination. Our GATE programs allow schools and students to use the Internet to submit applications. Key steps in the application process allow for:

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  certification of borrower loan information, program eligibility and financial need by the schools;

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  promissory note preparation and loan disbursement by PHEAA; and

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  credit underwriting by Bank of America, the exclusive program lender.

        In connection with our GATE programs, PHEAA interfaces directly with participating schools' financial aid systems by using a proprietary software that V-Tek designed for us. This software program supports several electronic delivery formats for schools and student borrowers to submit loan data, resulting in the generation of combined application/promissory notes by PHEAA and credit underwriting by Bank of America. During fiscal 2003 and the first nine months of fiscal 2004, PHEAA received approximately 18,000 and 16,000 GATE applications, respectively. Substantially all of these applications were processed via the Internet.

Loan Origination and Disbursement

        For our private label loan programs, once a loan application is approved, we generate a promissory note, a legal contract between the borrower and lender which contains the terms and conditions of the loan, for the borrower based on one of more than 200 lender and product specific templates. For those lenders and borrowers that prefer electronic document delivery, an automated email is sent to the borrower, which contains a navigation link to prompt the borrower to access a secure website to retrieve the note and required regulatory disclosures. The note can be viewed, downloaded and printed by the borrower and faxed or mailed back to us. For those lenders that do not participate in our electronic delivery system, or for those borrowers that prefer paper documentation, we print and mail a pre-filled promissory note to the borrower for him or her to sign and return to us by mail. During fiscal 2003 and the first nine months of fiscal 2004, approximately 52% and 64%, respectively, of approved applicants requested on their application that the promissory notes we generated be made available electronically.

        We assist the lenders in our loan programs in selecting the underwriting criteria used in deciding whether a student loan will be made to an applicant. However, each lender has ultimate control over the selection of these criteria, and in providing our services we are obligated by contract to observe them.

        Together with TERI, we collaborate with our private label clients to comply with applicable laws and regulations in loan documentation, disclosure and processing. TERI assumes, and delegates to us, responsibility for compliance with federal and Massachusetts law regarding loan documentation and disclosure. We, in turn, work with lenders to prepare lender specific note templates. We maintain and utilize these templates, which reflect applicable legal requirements and lender preferences. We also deliver each lender's privacy policy and prepare and deliver truth-in-lending and various state law disclosures to borrowers.

        We monitor developments in state and federal requirements for loan processing and implement changes to our systems and processes based on our analysis and input we receive from lenders and industry groups. For example, we recently designed and made available to lenders a customer identification program in connection with our private label loans. This program was designed to meet USA PATRIOT Act requirements that lenders gather identifying data, verify applicant identity, and maintain records of the process. The requirements present a challenge for lenders whose borrowers apply for loans using an Internet based system, telephone or mail. We have also recently completed similar process improvements in the area of secure access to pending loan information, in order to comply with federal privacy and state identity theft laws. Contractual liability for identification of state law process requirements rests with the lenders, unless TERI or we undertake to comply with a particular requirement.

        For our private label loan programs, once we obtain all applicant data, including the signed note, school certification and any income verification, we disburse the loan funds on behalf of TERI. Depending on the loan program and type of disbursement, funds are either sent to the borrower, directly to the school or to a central disbursing agent such as New York Higher Education Services Corporation or ELM Resources, who then pass the funds along to the school. We receive fees from TERI, which consist of reimbursement of expenses that we incur relating to loan processing services that we perform on behalf of TERI. These fees are recognized as services are performed.

        PHEAA provides loan origination and disbursement services for our GATE loan programs under our supervision.

Securitization

        In addition to providing loan program design, application and origination services, we also serve as an intermediary between our clients and the capital markets. We form bankruptcy remote, special purpose statutory trusts to purchase private label and GATE loans from the originating lenders. These purchases are funded from the proceeds of sales of debt instruments issued by the trusts and collateralized by those loans. The securitizations that we structure and administer provide our clients with the ability to limit or eliminate credit and interest rate risk, and generate liquidity for their private student loans. In addition to structural advisory and administrative fees, we are entitled to a residual interest in the securitization trusts as part of our compensation in connection with the securitizations.

        We have been a leader in facilitating the securitization of private student loans, having structured and facilitated 20 securitizations consisting entirely of private student loans, more than any other entity. Our capital markets group has a history of innovation, having been the first to employ several of the structures and risk-reducing techniques in this sector that are in use today. We have securitized loan pools using various financing structures, including both public offerings registered with the Securities and Exchange Commission and private placements, and have utilized various asset backed securities, including commercial paper, auction-rate debt and senior, subordinated and third party credit enhanced debt. In connection with our "make and sell" private label and GATE programs, we generally enter into agreements with the originating lenders giving us the exclusive right to securitize their program loans.

        The extensive database provided by our GATE loan repayment statistics dating back to 1994 and private label repayment statistics dating back to 1986 is another key to optimizing the financing of the student loan pools generated by our clients. We use these data to estimate the default, recovery and prepayment characteristics of the different types of loans that constitute a loan pool. We believe the historical data and our wide use of standard consumer credit score based risk assessment give added comfort to the rating agencies, insurance providers, underwriters, and securities investors, resulting in a more cost-effective securitization.

        We receive several types of fees in connection with our securitization services:

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  Structural advisory fees. We charge structural advisory fees that are paid in two portions:

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  Up-front. We receive a portion of the structural advisory fees when the securitization trust purchases the loans, or shortly thereafter; and

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  Additional. We receive a portion of the structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loans.

  For these structural advisory fees, we structure the securities sold in the securitization, coordinate the attorneys, accountants, trustees, loan servicers, loan originators and other transaction parties and prepare the cash flow modeling for the rating agencies and financial guarantee insurers.

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  Residuals. We also have the right to receive a portion of the residual interests that these trusts create. This interest is junior in priority to the rights of the holders of the debt sold in the securitizations.

  Our residual interest derives almost exclusively from the services we perform in connection with each securitization rather than from a direct cash contribution to the securitization trust.

        We also receive administrative fees from the trusts as further described below under "—Loan Servicing."

        In December 2003, we entered into an agreement with Chase Manhattan Bank USA, N.A. under which we have the exclusive right to facilitate the securitization of certain student loans funded by Chase. Under the terms of our agreement, we are generally obligated to arrange for the purchase of loans from Chase no later than the end of the month following the month in which a student loan is fully disbursed to the borrower. We expect the purchase of loans to be structured as either a securitization or an interim financing transaction. At the time we entered into our agreement with Chase, we established a special purpose entity, NCT 2003W-1, which has arranged for an interim financing facility. Under the terms of the interim financing facility, the interim lender has agreed to provide funding to NCT 2003W-1 for the purchase of Chase loans. Borrowings by NCT 2003W-1 would be collateralized by the student loans being purchased and further supported by a third-party debt guarantor. Borrowings under the facility are intended to be repaid at the time a trust purchases the loans in the securitizations that we structure, including those loans funded by Chase. If we breach our obligation to cause the purchase of Chase loans, either through the interim financing facility or through a securitization transaction, we may be required to pay damages to Chase. Generally, our liability would not exceed 10% of the aggregate principal amount of the loans that were not purchased, but it would not be limited in the case of certain willful breaches. Although we intend to structure securitizations of the loans that NCT 2003W-1 purchases from Chase, once the loans are financed through the interim financing arrangement, the interim lender would control when and through whom the loans would be securitized.

        For a discussion of our revenue recognition policy and the assumptions we use, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recognition and Valuation of Service Revenue" and "—Application of Critical Accounting Policies and Estimates—Service Revenue."

        In recent years, we have derived a significant portion of our revenue and substantially all of our income from structuring securitizations on behalf of special purpose entities. Revenues from new securitizations involving NCMSLT and NCT represented 73% of our total service revenue in fiscal 2003, and revenues from new securitizations involving NCSLT 2003 represented 79% of our total service revenue for the first six months of fiscal 2004. In addition, we structure and support private student loan programs for our commercial bank clients, including Bank One N.A., Bank of America N.A., and Charter One Bank, N.A., although we do not receive fees directly from these clients. Structural advisory fees and residuals from securitizations of Bank One, Bank of America and Charter One private label loans are included in securitization-related revenue and represented approximately 59%, 4% and 2%, respectively, of our total service revenue in fiscal 2003, and approximately 46%, 4% and 16%, respectively, of our total service revenue during the first nine months of fiscal 2004.

Loan Servicing

        There are currently seven loan servicers for newly originated TERI-guaranteed loans, with three of these servicers servicing a majority of the loans we facilitate. Most of our clients enter into a servicing agreement with PHEAA that governs the servicing of their loans prior to securitization. The remaining clients opt either to outsource servicing of their loans to organizations with which they have existing relationships or service their loans using affiliated servicers. For securitized loans, these servicing agreements, which typically extend over the life of the loan pool, are assigned to the purchasing trust.

        As administrator of the trusts that have purchased private label and GATE loans, we monitor the performance of the loan servicers. In this capacity, we confirm compliance with servicing guidelines and review default prevention and collection activities. We receive administrative fees from the trusts ranging from 10 to 20 basis points per year of the student loan balance in the trust for daily management of the trusts and for the services we provide in obtaining information from the loan servicer and reporting this and other information to the parties related to the securitization.

        During the first 90 days of delinquency, the servicer performs collection activities in accordance with contractual requirements outlined in the servicing guidelines of the loan program. These guidelines establish certain required collection activities, such as attempted telephone contacts to borrowers and co-borrowers within prescribed delinquency intervals, as well as requirements for the mailing of delinquency notices and skip trace activities for borrowers whose addresses have changed.

        Once the loan has been delinquent for 90 days, we provide pre-claims assistance. We assign delinquent accounts to one of several external collection agencies, which work to cure the account by bringing it current. During this period, the servicer remains responsible for invoicing and posting payments. We monitor closely these external collection agencies that perform pre-claims default prevention activities and share their performance with their peers. Our strategy is to award the highest percentage of new accounts to the agency whose performance has been strongest in the prior period. In addition to this incentive, we provide performance bonuses to agencies performing above established performance expectations for cure rates. If a delinquent loan becomes less than 75 days past due, collection efforts are returned to the servicer for routine processing.

        Loans are ultimately extinguished through scheduled repayment, prepayment or default. Once the borrower makes the final loan payment, the servicer sends a notice to the borrower and the credit bureaus confirming that the loan has been repaid in full and returns the original promissory note to the borrower.

Our Strategy for Growth

        We intend to further our leadership position in providing outsourcing services for private education lending by implementing the following growth initiatives:

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  Deepen and expand our relationships with lenders and educational institutions. We provide private label loan services to 15 of the top 20 federal student loan originators, although many of these institutions have only recently begun to focus on the private student loan market. We also manage 75 GATE loan programs at 63 educational institutions. We intend to leverage our significant experience and expertise in the private student loan market to strengthen our existing relationships with lenders and educational institutions, as well as develop new client relationships. We seek to build on our reputation in order to enhance our clients' loan volumes, and develop new relationships.

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  Extend private label relationships. We have a flexible system designed to facilitate private student loan programs for a variety of clients who, in turn, market to a variety of potential borrowers. We believe opportunities for such programs exist not only with bank partners, but also with any corporation, labor union or affinity group that has employees, members or other constituents who are concerned about education costs. We are increasing our marketing to businesses and other organizations to help them develop and provide education financing programs to their employees, existing clients and members, such as our recent programs with J.P. Morgan Chase & Co. and GMAC Bank.

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  Leverage our information technologies to enhance operating efficiencies. We intend to continue to invest in our loan processing and support systems to further streamline our processes, drive efficiencies in our operations, and add functionality to improve the services we provide to our clients and student loan applicants. We believe that it is important to our business model to have the technological capabilities required for rapid and efficient creation, processing, handling, storage and retrieval of information.

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  Continue to leverage our proprietary database. As of March 31, 2004, we had historical loan performance data for approximately $6.8 billion of TERI-guaranteed private student loans made since 1985 and over $370 million of GATE loans made since 1993. We continuously monitor and analyze information, consistent with federal and state privacy restrictions, about individual borrowers and loans, including borrower credit characteristics, debt incurrence and default rates. This data monitoring has enabled us to customize loan products for our clients, assisting them in risk-based pricing and in modifying loan products' structures. We also utilize this data to price the securitizations that we facilitate and to assist us with the default prevention and management activities that we arrange.

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  Increase and diversify our securitization activity. We intend to increase the scale and scope of our securitization activities to provide improved access to funding for our clients. By increasing scale, we should achieve additional fee revenue and cost savings in the fees we pay to third parties. Further, by increasing the scope of securitizations we facilitate, we will be able to facilitate securitization of additional student loan structures, opening the market to additional lenders and attracting new securitization investors.

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  Increase penetration into other market channels. In addition to increased penetration of our principal market channel, undergraduate and graduate education financing, we believe we can enhance our service offerings for education loans for continuing education programs, primary and secondary schools, career training and study abroad programs. Furthermore, we are exploring market opportunities to facilitate financing for students at institutions outside the United States.

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  Acquire complementary business lines. Although we currently participate in all phases of the student loan process, we intend to seek to complement and strengthen our business model through acquisition or strategic relationships.

Strategic Relationship with The Education Resources Institute

        TERI is the nation's oldest and largest guarantor of private student loans. As a not-for-profit corporation, TERI's main operating purpose is to provide students with access to educational opportunities through educational finance and counseling services. To help accomplish this, TERI offers guarantee products for student loan programs pursuant to which TERI agrees to reimburse lenders for all unpaid principal and interest on their defaulted student loans, in exchange for a fee based on the loan type and risk profile of the borrower. Because TERI is a not-for-profit corporation, defaults on TERI-guaranteed student loans have been held to be non-dischargeable in bankruptcy proceedings. Since its inception in 1985, TERI has guaranteed approximately $6.8 billion of private education loans for students at more than 6,000 schools nationally and internationally.

        In 2001, we entered into a strategic relationship with TERI, intended to enhance significantly our risk management and loan processing capabilities. We acquired TERI's historical database and loan processing operations, but not its investment assets or guarantee liabilities. In addition, 161 members of TERI's staff became our employees. TERI remains, however, an independent, private not-for-profit organization with its own management and board of directors. We issued promissory notes totaling $7.9 million and paid approximately $1.0 million in cash to TERI in connection with the transaction. We also granted TERI a right to receive a 25% residual interest in the securitizations of TERI-guaranteed loans that we facilitate in the future, in exchange for TERI's agreement to guarantee those loans.

        In connection with the transaction, we also entered into a series of agreements with respect to loan processing services, database updates and the securitization of TERI-guaranteed loans. These include a master servicing agreement and a database purchase and supplementation agreement with TERI. Pursuant to the master servicing agreement, TERI engages us to provide loan origination, pre-claims, claims and default management services. Under TERI's agreements with lenders, lenders delegate their loan origination functions to TERI, and TERI has the right to subcontract these functions. Pursuant to the database purchase and supplementation agreement, TERI provides updated information to us about the performance of the student loans it has guaranteed, so that we can continue to supplement and enhance our database. This agreement has a term through June 2006 and provides that either party may unilaterally exercise a right to renew the contract for an additional five-year term. We pay TERI a monthly fee of approximately $62,000, and TERI also maintains a perpetual right to access the data we own solely for use in its guarantee business.

        We also entered into a master loan guaranty agreement, under which we have granted to TERI a right of first refusal to guarantee our private label clients' existing and future loan programs. We also agreed to create a market for our private label clients to sell TERI-guaranteed loans through securitizations that we facilitate. Under our agreement, we must use our best efforts to cause a securitization of a limited category of TERI-guaranteed loans at least twice per year, subject to the lender having a specified minimum loan volume at the semi-annual purchase date. Our master loan guaranty agreement has a term through June 2006, with a renewal option exercisable by either party for an additional five-year term.

        The master loan guaranty agreement was intended in part to create a framework for structuring future relationships among lenders, TERI and us. The master loan guaranty agreement contemplates several ancillary documents that set forth the various obligations among the parties, including:

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  program guidelines for each prospective lender establishing acceptable terms for the origination, underwriting and servicing of program loans, including the borrower eligibility criteria, credit requirements, loan limits, deferral options and repayment terms, as well as the lender's forms of application, promissory note and truth-in-lending disclosure;

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  a form of guaranty agreement between TERI and a prospective lender providing for a full and unconditional guarantee of principal and accrued interest when a program loan becomes more than 150 days delinquent, the borrower dies or the borrower seeks discharge of the loan in a bankruptcy proceeding;

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  a form of loan origination agreement between TERI and a prospective lender pursuant to which the lender delegates its loan origination functions to TERI, and TERI agrees to receive loan applications, perform underwriting according to the standards in the program guidelines and approve and deny applications. TERI has agreed to subcontract these loan origination functions to us pursuant to the master servicing agreement described above;

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  a form of note purchase agreement between us and a prospective lender setting forth the terms and conditions under which a special purpose entity, such as a securitization trust, that we establish purchases program loans from the lender; and

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  a form of deposit and security agreement, or a security agreement alone, providing for the payment of a portion of the guarantee fee under the guaranty agreement between TERI and a prospective lender to an account at a national bank and subject to a security interest to pay guarantee claims.

        As contemplated by the master loan guaranty agreement, prospective lenders agree to provide initial loan funding and own the loans until they are purchased in a securitization transaction that we facilitate. The lender provides representations and warranties that support the loan for the securitization pursuant to the requirements of the rating agencies.

        During fiscal 2003 and the first nine months of fiscal 2004, processing fees from TERI represented approximately 23% of our total service revenue.

Competition

        The private student loan industry is highly competitive with dozens of active participants. Although we are not a lender and therefore do not directly compete with lenders for loan originations, we derive a substantial portion of our revenue from providing to lenders outsourced services for their private student loan programs. Private student loan originators include large financial institutions and their affiliates, such as Bank One Corporation, Citigroup, Bank of America Corporation, Wells Fargo & Company and KeyCorp, as well as specialized educational finance providers including SLM Corporation, which is also known as Sallie Mae, and Access Group, Inc. Some of these loan originators are currently our clients.

        To the extent that lenders possess or choose now or in the future to develop an internal capability to provide any of the services that we currently provide, they would compete directly with us. For example, a loan originator that has, or decides to develop, a capital markets function could securitize the student loans it originates, rather than engage us to structure and facilitate the securitization. In addition, lenders in the education loan market historically have focused their lending activities on federal loans because of the relative size of the federal loan market and because the federal government guarantees repayment of these loans. The demand for our services could decline if lenders place additional emphasis on the private education loan market and offer the services we provide. We believe the most significant competitive factors in terms of developing private student loans are technical and legal competence, cost, reliability and quality of service and speed of service.

        We coordinate a range of services in connection with private loan programs, including program design, application processing, credit underwriting, customer service, loan documentation, disbursement, technical support, legal and compliance support and advisory services in connection with loan financing. We differentiate ourselves from other service providers as a result of the range of services we can provide our clients. We are aware of two competitors, Sallie Mae and Servus Financial Corporation, which is an affiliate of Wells Fargo & Company, that offer a similar range of services to other lenders. Our business could be adversely affected if Sallie Mae seeks to originate directly private student loans, as it has indicated it may do, and also if Sallie Mae seeks to market more aggressively to third parties the full range of services for private loan programs that we provide. In addition, our clients retain PHEAA as the loan servicer for a significant portion of the loans that serve as collateral in the securitization transactions that we facilitate. If PHEAA expands its service offerings to cover some or all of the services that we facilitate, it could become our competitor.

        Many of our current and potential competitors have longer operating histories and significantly greater financial, marketing, technical or other competitive resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their services. In addition, competitors may be able to adopt more aggressive pricing policies in order to attract potential clients. We cannot assure you that we will be able to compete successfully with new or existing competitors. To remain competitive, we will need to continue to invest in information technology, sales and marketing and legal compliance.

Proprietary Systems and Processes

        In addition to our proprietary database that tracks historical student loan performance, we maintain advanced proprietary information processing systems. We use these information systems to analyze efficiently loan applications, expedite loan processing and enhance our loan securitization and default management services.

        Key benefits of our information processing systems include:

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  the ability to analyze and assess loan applications based on a variety of underwriting and program factors, including flexibility to adapt to different program parameters required in customized client implementations;

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  a real time transaction/application processing system that includes automated updating of a borrower's loan status that a borrower can access online or telephonically;

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  automated preparation and secure electronic delivery of loan documents, including promissory notes and legal disclosures;

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  online certification tools enabling financial aid offices to speed loan disbursement by quickly confirming student borrowers' enrollment status and financial need;

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  online reporting tools enabling our management, lender clients and financial aid offices to track and sort information about student borrowers, including application status and disbursement dates;

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  custom built data conduits designed to ensure that data is compiled, integrated and properly migrated both across our enterprise and to external third parties such as data from servicers, collection and placement agencies and other third party vendors; and

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  interface with internal accounting systems intended to ensure proper booking and tracking of loan information for our clients, as well as support our capital markets group in its securitization activities.

        We use a number of leading commercial products to secure, protect, manage and back-up these data, including products that provide backup of data and server recovery plans.

Trademarks

        First Marblehead and Start Education Loan are our trademarks but are not registered trademarks. Our U.S. registered trademarks include GATE, GATE FAMILY LOAN, GATE: Guaranteed Access to Education, prepGATE and The National Collegiate Trust. These registrations expire at various times between 2007 and 2011, but may be renewed for additional 10-year terms provided that we continue to use the trademark. We have filed U.S. trademark registration applications with respect to First Marblehead and START Education Loan.

Student Loan Market Seasonality

        Origination of student loans is generally subject to seasonal trends, with the volume of loan applications increasing with the approach of tuition payment dates. In general, we process the greatest application volume during the summer months, as students and their families seek to borrow money in order to pay tuition costs for the fall semester or the entire school year. We also tend to process increased volume of loan applications during November and December, as students and their families seek to borrow money to pay tuition costs for the spring semester.

Government Regulation

        We provide services in connection with the creation, management and disposition of education loans, a form of consumer loan asset. This business is highly regulated at both the state and federal level, through statutes and regulations that focus upon:

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  licensure and examination of industry actors;

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  regulation and disclosure of consumer product terms;

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  regulation of loan origination processing; and

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  regulation of loan collection and servicing.

        Failure to conform to the requirements of licensure, regulation and disclosure of loan terms, and regulation of behavior in our operations may result in civil and/or criminal fines, and may affect the enforceability of the underlying consumer loan assets.

        Although we are subject to certain state and federal consumer protection laws, we believe our operations currently do not require us to be licensed with any regulatory body and only require us to be registered with one regulatory body. All of our operations relating to consumer loan processing are located in Massachusetts. In 2001, we received determination letters from the Massachusetts Division of Banks confirming that our business of providing consumer loan origination and underwriting under contract to TERI was exempt from licensing under the Massachusetts Small Loan Act. Our GATE business does not involve our processing loans directly with consumers. The Small Loan Act requires any person that is engaged, for compensation, in the business of making small loans, or in aiding or assisting the borrower or the lender in procuring or making such loans, to obtain a license. Under the statute, the business of making small loans includes the making of loans of $6,000 or less with interest rates and expenses of more than 12% per year. The Massachusetts Division of Banks ruled that our business with TERI is not subject to licensure because, as a provider of loan origination outsourcing services, we do not conduct lending business with consumers in our own name and our processing centers are not generally open to the public.

        We believe our operations in support of the GATE programs are exempt from Massachusetts Small Loan Act licensing for similar reasons. We do not solicit or assist borrowers directly, but rather deal with schools and Bank of America in establishing a program operated by them. In addition, the GATE programs do not involve compensation payable to us in connection with the making of loans or in connection with aiding or assisting the borrower or the lender in procuring or making such loans. We derive all revenue in our GATE programs from the securitization of loans. Finally, the Small Loan Act is only triggered if rates exceed 12%, which is not presently the case.

        We could become subject to the Small Loan Act in the future if, for example, interest rates exceed 12% and either the Massachusetts legislature modifies the statutory requirements or the Massachusetts Division of Banks revokes its previous determination that our operations are exempt. We could also become subject to licensing laws in Massachusetts and other states if we engage in licensable activities in the future, such as loan guarantees or if our operations became sufficiently localized in other states to trigger licensing. We have consulted with national counsel regarding state laws outside of Massachusetts governing the licensing of loan brokers and loan arrangers. As a result of that legal review, we have consulted with local counsel in relevant states. Based on the advice of local counsel and, in some states, additional informal advice from state regulators, we have concluded that no such licenses are required. Local counsel in Pennsylvania has advised us that we need to register as a "loan broker" with the Pennsylvania Department of Banking under the Pennsylvania Credit Services Act. We are in the process of completing and filing that registration. While we have not received formal licensing rulings from states other than Massachusetts, we believe that no other state would have jurisdiction over our operations because:

  •
  all of our contracts with consumers are conducted in the name of federal and state chartered financial institutions, which generally are exempt from additional licensure of the business of lending, or in the name of TERI, which has satisfied Massachusetts licensure requirements; and

  •
  our contacts with borrowers outside of Massachusetts occur exclusively in interstate commerce, through the mail, the phone and the Internet.

        If any state asserts jurisdiction over our business, we will proceed with licensing or registration in the affected state. Our activities in that state could be curtailed pending processing of a licensing application or registration, and we could be subject to civil or criminal penalties. We do not anticipate difficulty meeting the licensing requirements.

        We believe that our consultations with national and local counsel have identified all material licensing, registration and regulatory requirements that could apply to our business outside of Massachusetts. The risk remains, however, that an unusual regulatory regime could exist in a state that would permit such state, even if we were not physically present, to assert successfully jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. In addition, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business and results of operations.

        While our licensing requirements are currently limited, the consumer assets in which we deal are subject to the full panoply of state and federal regulation, and a defect in such assets could affect our business. Similarly, the growing complexity of regulation of loan origination and collection may affect the cost and efficiency of our operations. We have sought to minimize the risk created by consumer loan regulation in a number of ways. The securitizations that we facilitate currently involve sales solely by FDIC-insured financial institutions which represent and warrant that the assets in question have been originated in compliance with all applicable law and are valid, binding and enforceable in accordance with their terms. Similarly, the securitization trusts benefit from an assignment of representations and warranties made by the lender and by the applicable loan servicer regarding compliance with law in the origination and servicing of loan assets. Thus, our residual interest in securitizations is buffered from regulatory risk to the extent that lenders, TERI and servicing providers stand behind the legal compliance of their activities. TERI may nonetheless have recourse to us to the extent that a regulatory failure in loan origination by us breaches the standards of care under the master servicing agreement between TERI and us.

        In addition, in delivering services, we must cause our operations to conform to consumer loan regulation that applies to TERI and the lenders. This regulation includes compliance with the federal Truth-in-Lending Act, the Fair Credit Reporting Act, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Gramm Leach Bliley Act, the Federal Trade Commission Act, the Fair Debt Collection Practices Act, and numerous state laws that replicate and expand upon the requirements of federal law. In addition, there is increasing regulation of the type of electronic loan application processing that we conduct, as well as regulation of access to and use of consumer information databases. A growing number of states are imposing disparate and costly requirements on our operations, including protections against identity theft, privacy protection and data security protection. In addition, the Fair and Accurate Credit Transactions Act of 2003 imposes significant new federal law requirements on loan application processors, including requirements with respect to resolving address inconsistencies, responding to "red flags" of potential identity theft and processing identity theft notices and other requirements that will require both changes to automated loan processing and the creation of manual exception systems. These new requirements will strain systems and personnel that are already undergoing rapid change due to loan volume growth. Failure to comply with these requirements will violate our obligations to the lenders we serve and could subject them to regulatory action and result in termination of our processing contracts.

Properties

        Our headquarters are located in Boston, Massachusetts, and we have additional offices in Marblehead, Massachusetts and New York, New York.

        We lease land and buildings for our executive offices and operations. The following table summarizes information with respect to the principal facilities that we lease:

Location	Principal activities	Area (sq. feet)	Lease expiration date
Marblehead, MA	Corporate offices	8,000	2007
Boston, MA (Boylston Street)	Headquarters	26,300	2014
Boston, MA (St. James
Avenue)	Loan processing	91,000	2014
		7,272	2009
New York, NY	Trust administration	500	Month to month

        We do not anticipate significant difficulty in obtaining lease renewals or alternate space as needed.

Employees

        At May 31, 2004, we had 416 full-time employees, 10 part-time employees and 111 seasonal employees, as follows:

Department	Full-time	Part-time	Seasonal
Customer service	81	4	89
Operations	64	1	9
Loan facilitation	96	1	12
Information technology	52	0	0
Finance and administration	35	3	1
Business development	23	0	0
Collections and default management	20	1	0
Capital markets	17	0	0
Marketing	15	0	0
Trust administration	8	0	0
Executive	5	0	0

Total	416	10	111

        We are not subject to any collective bargaining agreements, and we believe our relationships with our employees are good.

Subsidiaries

        See Note 1 to the notes to consolidated financial statements for the fiscal years ended June 30, 2003, 2002 and 2001 included in this prospectus.

Legal Proceedings

        In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of May 31, 2004.

Name	Age	Position
Daniel Maxwell Meyers	41	Chief Executive Officer and Chairman of the Board of Directors
Stephen E. Anbinder	66	Vice Chairman of the Board of Directors
Ralph M. James	50	President, Chief Operating Officer and Secretary
Anne P. Bowen	51	Executive Vice President, Corporate Planning
Andrew J. Hawley	39	President, First Marblehead Education Resources, Inc.
John A. Hupalo	44	Executive Vice President and Group Head, Capital Markets
Larry A. Lutz	47	Executive Vice President, Business Development
John C. Niles	41	Executive Vice President, Office of the Chief Operating Officer
Donald R. Peck	46	Executive Vice President, Chief Financial Officer and Treasurer
Leslie L. Alexander(2)(3)	60	Director
William R. Berkley(2)(3)	58	Lead Director
Dort A. Cameron III(1)(2)(3)	59	Director
George G. Daly(1)(2)(3)	63	Director
Peter S. Drotch(1)	62	Director
William D. Hansen(1)(2)	45	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

        Daniel Maxwell Meyers co-founded First Marblehead and served as its Managing Partner from 1991 to 1994. Mr. Meyers has served as our Chief Executive Officer and Chairman of the board of directors since our incorporation in 1994. From 1980 to 1991, Mr. Meyers was involved in arbitrage and derivatives trading at EF Hutton, Prudential Bache Securities, LF Rothschild Unterberg Towbin, and Commodities Corporation. He began working on asset-backed securities financings in 1986. He currently serves as the Vice-Chair of the Board of the Curry School of Education at the University of Virginia and is a member of both the International Institute for Strategic Studies and the Forum for the Future of Higher Education. Mr. Meyers received an A.B. in Economics from Brandeis University and completed the Owner President Management Program at the Harvard Graduate School of Business Administration.

        Stephen E. Anbinder is a co-founder of First Marblehead and has served as Vice Chairman of the board of directors since May 2002. Mr. Anbinder previously served as our President, from December 1995 to May 2002, and Treasurer, from May 2002 to June 2003. From 1980 to 1981 and from 1962 to 1969, Mr. Anbinder held positions with Scudder Stevens & Clark, an investment counseling firm, serving most recently as a Vice President and member of its investment policy committee. From 1970 to 1979, Mr. Anbinder served as a Managing Director of Dillon Read & Company, a securities brokerage firm, where he headed the fixed income capital markets group and was a member of the board of directors. Mr. Anbinder currently serves as a trustee of Mercy College. Mr. Anbinder received a B.A. in Literature from Cornell University and an M.B.A. from the Harvard Graduate School of Business Administration.

        Ralph M. James has been our President and Secretary since May 2002 and has served as our Chief Operating Officer since June 2000. Mr. James previously served as an Executive Vice President, from September 1996 to July 2001. From 1994 to 1996, Mr. James served as Associate Dean and Senior Executive Officer of the Harvard Graduate School of Business Administration. From 1993 to 1994, Mr. James served as Director of Major Gifts for the Faculty of Arts and Sciences at Harvard University. From 1982 to 1993, Mr. James served in various administrative capacities in executive education and fundraising for the Harvard Graduate School of Business Administration. Mr. James received a B.A. in Religious Studies from the University of California at Santa Barbara and an M.B.A. from the Harvard Graduate School of Business Administration.

        Anne P. Bowen has served as our Executive Vice President, Corporate Planning since April 2004. From August 2002 to July 2003, Ms. Bowen was a Senior Vice President for State Street Corporation, a financial services firm, where she was responsible for acquisition integration. From October 1999 to July 2002, she served as a Senior Vice President of eBusiness at State Street. From December 1994 to September 1999, Ms. Bowen served as a Senior Vice President of Global Financial Technical Services at State Street. Ms. Bowen served as a Director with Coopers & Lybrand Consulting, Inc. from 1992 to 1994, specializing in the banking practice. From 1978 to 1992, Ms. Bowen served as a Director of Bank of Boston, managing the Corporate Credit, Real Estate and Corporate Audit functions. Ms. Bowen received a B.S. from Boston University with an M.B.A. from Simmons College.

        Andrew J. Hawley has served as President of First Marblehead Education Resources, Inc. since May 2004. From 1994 to April 2004, Mr. Hawley was a Lead Director with Pittiglio, Rabin, Todd & McGrath, a management consulting firm, where he consulted with U.S. companies on operations improvements, growth strategies and organizational restructuring. From 1989 to 1992, Mr. Hawley held several positions with Cambridge Strategic Management Group, a strategic consulting firm, with a focus on growth strategies for international companies in Asia, Latin America and Europe. Mr. Hawley received an A.B. from Harvard College and an M.B.A. from Boston College.

        John A. Hupalo has served as our Executive Vice President and Group Head, Capital Markets since March 2003. From March 1999 to March 2003, Mr. Hupalo served as a Managing Director in the Education Loan Group of UBS Paine Webber, a diversified financial institution. From 1991 to 1999, Mr. Hupalo served as a Director in the Education Loan Group of Salomon Smith Barney, an investment bank. From 1987 to 1991, Mr. Hupalo served in a similar Group at Manufacturers Hanover Securities Corporation. Prior to entering the field of investment banking, Mr. Hupalo worked for a Member of the U.S. Congress and the National Association of Manufacturers. Mr. Hupalo received a B.A. in Political Science from Boston University and an M.B.A. in Finance from New York University's Stern School of Business.

        Larry A. Lutz has served as our Executive Vice President and Group Head, Business Development since April 2004. Mr. Lutz previously served as our Senior Vice President and Group Head, Business Development, from August 2003 to April 2004, and Senior Business Development Officer, from February 2002 to August 2003. From December 1999 to January 2002, Mr. Lutz served as President and Chief Executive Officer of Career College Loan Company, L.L.C., an education loan development and marketing company. From April 1995 to December 1999, Mr. Lutz served in various capacities including Senior Vice President and Chief Business Development Officer with Educaid, the student loan division of Wachovia Bank, N.A. and a national education loan provider. From July 1989 to April 1995, Mr. Lutz served as Senior Vice President, Chief Marketing Officer with Student Loan Funding Corporation, a regional student loan secondary marketer. Prior to entering the education finance business, Mr. Lutz served in various business development positions in the investment management industry. Mr. Lutz received a B.A. from The Colorado College.

        John C. Niles has been our Executive Vice President, Office of the Chief Operating Officer, since August 2003. Mr. Niles previously served as Senior Vice President and Managing Director, Business Development and Vice President, Operations from April 1996 to August 2003. From 1991 to 1996, Mr. Niles served as Vice President, Operations of LittlePoint Corporation, a biotech/consumer products company. From 1988 to 1991, Mr. Niles served as a Commercial Lending Officer at the Bank of Boston. Mr. Niles received a B.A. in History from St. Lawrence University.

        Donald R. Peck has been our Executive Vice President and Chief Financial Officer since April 2003 and Treasurer since July 2003. From June 2002 to April 2003, Mr. Peck served as President of Lenox Partners, a finance and legal advisory firm. From July 2001 to May 2002, Mr. Peck served as Chief Financial Officer and General Counsel of Zeborg, Inc., a sourcing solutions firm. From May 2000 to July 2001, Mr. Peck served as Chief Financial Officer and General Counsel of Marketmax, Inc., a retail software firm. From September 1996 to September 1999, Mr. Peck served as Treasurer and General Counsel to Centennial Technologies, Inc., a PCMCIA card manufacturer. From 1997 to 1999, Mr. Peck also served as Secretary of Centennial Technologies. From 1986 to 1996, Mr. Peck was an attorney with the law firm of Nutter, McClennen & Fish LLP. Prior to practicing as an attorney, Mr. Peck held positions with Arthur Andersen LLP, serving most recently as a senior auditor. Mr. Peck serves on the Board of Overseers of the New England Conservatory of Music. Mr. Peck received a B.S. in Business Administration from the University of Rhode Island and a J.D. from Cornell Law School.

        Leslie L. Alexander has served as a director since December 1995. Mr. Alexander has been an institutional investor with the Alexander Group since 1980. Mr. Alexander has owned the Houston Rockets professional basketball team since 1993 and the Houston Comets professional basketball team since 1997. Mr. Alexander received a B.S. from New York University and a J.D. from Western State University.

        William R. Berkley has served as a director since December 1995 and as our lead director since January 2004. Mr. Berkley has served as Chairman of the Board of Directors and Chief Executive Officer of W.R. Berkley Corporation, a publicly held property casualty insurance company, since its formation in 1967. He serves as Chairman of the Board of Directors of a number of other public and private companies. These include Strategic Distribution, Inc., a publicly held provider of maintenance, repair and operating supply chain management services; Associated Community Bancorp. Inc., a bank holding company which owns all of the issued and outstanding capital stock of Connecticut Community Bank, N.A., a federally chartered commercial bank; and Interlaken Capital, Inc., a private investment firm. Mr. Berkley is Vice-Chairman and a member of the Executive Committee, of the Board of Trustees of the University of Connecticut; a Trustee and member of the Executive Committee of the Board of Trustees of New York University; Chairman of the Board of Overseers of New York University Stern School of Business; a Director of Georgetown University; and Co-Chairman of the Sabin Vaccine Institute. Mr. Berkley received a B.S. from New York University and an M.B.A. from the Harvard Graduate School of Business Administration.

        Dort A. Cameron III has served as a director since December 1995. Mr. Cameron is a private investor who has served as the Managing Member of the Airlie Group, a money management firm, since 1994. From 1993 to 2000, Mr. Cameron served as Chairman of Entex Information Services, Inc., a provider of distributed computing infrastructure services and hardware. In 2003, Mr. Cameron founded The Airlie Opportunity Funds, a hedge fund that invests in stressed and distressed high yield debt markets. Mr. Cameron currently serves as a Trustee Emeritus of Middlebury College and serves on the Rippowam Cisqua School and Westchester Land Trust Boards. Mr. Cameron received an A.B. from Middlebury College.

        George G. Daly has served as a director since September 2002. Mr. Daly has been the Gerald Fingerhut Professor of Business Administration at the Leonard N. Stern School of Business of New York University since 1998. From 1993 to August 2002, he was the Dean of the Stern School. From 1983 to 1993, Mr. Daly served as Dean and Professor at the College of Business Administration at the University of Iowa. He has also served in senior posts in the federal government and as a consultant to the National Football League. Mr. Daly has served as a director of W.R. Berkley Corporation since 1997. Mr. Daly received an A.B. from Miami University of Ohio and an M.A. and Ph.D. from Northwestern University.

        Peter S. Drotch has served as a director since October 2003. Mr. Drotch joined Price Waterhouse, an accounting firm, in 1964. From 1975 to 2000, Mr. Drotch was a partner at PricewaterhouseCoopers, from which he retired in 2000. Mr. Drotch held a number of positions at PricewaterhouseCoopers, most recently leading the firm's services to the investment management industry in the Americas and serving as a member of the global leadership team for this industry services group, which provides services to investment advisors, banks, insurance companies, broker dealers, industrial corporations and governmental units with respect to their investment management operations. Mr. Drotch serves as a director of the State Street Research Funds, a group of investment companies. Mr. Drotch's volunteer activities include past President and Chairman of the National Investment Companies Services Association, which provides educational networking and programming for the operations sector of the mutual fund industry, and Chairman of the University of Connecticut Foundation. Mr. Drotch received a B.S. degree in accounting from the University of Connecticut.

        William D. Hansen has served as a director and as chairman of our advisory council since July 2003. Mr. Hansen has served since July 2003 as the Senior Vice President and Managing Director of Affiliated Computer Services' Education Services Business, which provides business process and information technology outsourcing solutions to commercial and government clients. From May 2001 to July 2003, Mr. Hansen served as the Deputy Secretary of the U.S. Department of Education, functioning as its chief operating officer. From 1993 to 2001, Mr. Hansen was the President of the Education Finance Council, a not-for-profit trade association representing state-based student loan finance organizations. From 1981 to 1993, he held numerous senior executive positions, including Assistant Secretary for Management and Budget and Chief Financial Officer, at the U.S. Department of Education. He also held senior executive positions at the United States Departments of Commerce and Energy. He has served on numerous state and national boards and commissions on reforming elementary and secondary schools and increasing access to higher education, including the National Commission on the Cost of Higher Education. Mr. Hansen also currently serves as a director of the University of Phoenix, Chela Financial and the Student Loan Finance Corporation. Mr. Hansen received a B.S. degree in Economics from George Mason University.

Board of Directors

        We currently have eight directors, all of whom were elected as directors under a shareholders' agreement that automatically terminated upon the closing of our initial public offering in November 2003. At our request, all directors elected to the board of directors pursuant to the shareholders' agreement orally agreed to remain on the board for an indefinite period following our initial public offering. There are no family relationships among any of our directors or executive officers.

        Each director holds office until his or her successor is elected and qualified at our next annual meeting of stockholders or until the director's earlier resignation or removal.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. All of the members of each of the board's three standing committees are independent as defined under the new rules of the New York Stock Exchange that will become applicable to us on the date of our 2004 annual meeting of stockholders, including, in the case of all members of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934. In addition, all of the members of the audit committee are independent as defined by the rules of the NYSE that apply to the Company until the date of our 2004 annual meeting.

  Audit Committee

        Members and Responsibilities.    Messrs. Cameron, Daly, Drotch and Hansen currently serve on the audit committee. Mr. Drotch serves as chair of the audit committee. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm, KPMG LLP;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management; and

  •
  preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules to be included in our proxy statements.

        All audit services, and all non-audit services, except de minimis non-audit services, must be approved in advance by the audit committee.

        Financial Expert.    Our board of directors has determined that Peter S. Drotch qualifies as a financial expert within the meaning of the SEC regulations and the NYSE listing standards. In making its determination, our board considered the nature and scope of the experiences and responsibilities Mr. Drotch has previously had with reporting companies. Mr. Drotch, like all of the other members of our audit committee, is an independent director.

  Compensation Committee

        Messrs. Alexander, Berkley, Cameron, Daly and Hansen currently serve on the compensation committee. The compensation committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

  •
  determining the compensation of our chief executive officer;

  •
  reviewing and approving, or making recommendations to the board with respect to, the compensation of our other executive officers;

  •
  overseeing and administering our cash and equity incentive plans; and

  •
  reviewing and making recommendations to the board with respect to director compensation.

  Nominating and Corporate Governance Committee

        Messrs. Alexander, Berkley, Cameron and Daly currently serve on the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become board members;

  •
  recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

  •
  developing and recommending to the board corporate governance principles; and

  •
  overseeing the evaluation of the board.

Director Compensation

  Fees and Expenses

        Directors who are employees receive no additional cash compensation for their service as directors. Our non-employee directors receive an annual fee from us of $16,000. In addition, directors are reimbursed for expenses incurred in connection with their service.

        As part of Mr. Hansen's duties as a director, he serves as the chairperson of our advisory council, for which he receives an additional annual fee from us of $50,000. We pay our lead director, Mr. Berkley, and the chairman of the audit committee of our board of directors, Mr. Drotch, an additional annual fee of $50,000 in connection with their duties.

        Non-employee directors are entitled to receive stock options under our 2002 Director Stock Plan. In addition, we may, in our discretion, grant stock options and other equity awards to our employee and non-employee directors under our stock plans.

  2002 Director Stock Plan

        Our director plan was adopted by our board of directors in September 2002 and by our stockholders in August 2003. Under the director plan, our non-employee directors are eligible to receive non-statutory stock options to purchase shares of our common stock. A total of 200,000 shares of our common stock may be issued upon the exercise of options granted under the plan. As of May 31, 2004, options to purchase 40,000 shares of common stock were outstanding under the plan.

        Under the terms of the director plan, each non-employee director will be granted an option to purchase 4,000 shares of common stock on the date of his initial election to our board of directors. In addition, each non-employee director will receive an option to purchase 4,000 shares of our common stock on September 20 each year, if on such date the non-employee director has served on our board of directors for at least 180 days.

        We have granted the following non-qualified stock options to our non employee directors:

  •
  On September 20, 2002, we granted stock options to purchase 4,000 shares at an exercise price of $5.00 per share to Messrs. Alexander, Berkley, Cameron and Daly.

  •
  On July 10, 2003, we granted a stock option to Mr. Hansen to purchase 4,000 shares at an exercise price of $12.15 per share.

  •
  On September 20, 2003, we granted stock options to purchase 4,000 share at an exercise price of $12.15 per share to Messrs. Alexander, Berkley, Cameron and Daly.

  •
  On October 9, 2003, we granted a stock option to Mr. Drotch to purchase 4,000 shares at an exercise price equal to $15.00 per share.

        All options granted under the director plan vest immediately and have an exercise price equal to the fair market value of our common stock, as determined under the plan. An optionee may exercise his option only while he is a director and for 90 days after he ceases to be a director. Unexercised options expire ten years after the date of grant. Options granted under the director plan are not transferable or assignable other than by will or the laws of descent and distribution.

        In the event of a merger of First Marblehead with another entity or any exchange of all our common stock for cash, securities or other property, our board of directors will provide for all outstanding options under the director plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of a proposed liquidation or dissolution of First Marblehead, our board of directors will provide that all then unexercised options under the director plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon the liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

Compensation Committee Interlocks and Insider Participation

        Messrs. Alexander, Berkley, Cameron and Daly served on the compensation committee during fiscal 2003. None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of First Marblehead.

Executive Compensation

  Compensation Earned

        The following summarizes the compensation earned during the fiscal 2003 by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on June 30, 2003 and whose total compensation exceeded $100,000. We refer to these individuals as our "named executive officers."

Summary Compensation Table

		Annual compensation					Long-term compensation
Name and principal position	Fiscal year	Salary		Bonus	Other annual compensation		Securities underlying options	All other compensation
Daniel Maxwell Meyers Chief Executive Officer and Chairman	2003	$500,000		$1,000,000	$3,997	(1)	—	$1,566	(2)
Stephen E. Anbinder Vice Chairman	2003	425,000		500,000	—		—	2,895	(2)
Ralph M. James President and Chief Operating Officer	2003	400,000		500,000	—		—	900,765	(2)(3)
John C. Niles Executive Vice President	2003	205,000		125,000	—		—	—
John A. Hupalo Executive Vice President	2003	125,000	(4)	50,000	—		300,000	—

(1)
This amount represents payments we made on behalf of Mr. Meyers for automobile expenses.

(2)
This amount represents premiums we paid on behalf of the executive for life insurance.

(3)
This amount includes non-cash compensation through June 30, 2003 of approximately $900,000 which, under accounting principles generally accepted in the United States of America, Ralph James is deemed to have earned pursuant to an agreement with Mr. Meyers, our Chief Executive Officer and Chairman, and Mr. Anbinder, our Vice Chairman, who are also directors and principal stockholders of First Marblehead. Mr. James did not actually receive any cash or other item of value from us pursuant to the agreement, which was terminated on September 30, 2003. In return for terminating this agreement, Mr. Meyers and Mr. Anbinder granted Mr. James options to purchase 186,272 and 131,608 shares, respectively, of our common stock owned by them at an exercise price of $4.15 per share. These options are immediately exercisable and expire on September 30, 2013. We recorded an additional one time $1.64 million of non-cash compensation expense in the first fiscal quarter of 2004 relating to the option agreements.

(4)
Mr. Hupalo joined us in March 2003. Mr. Hupalo's current annual base salary is $400,000.

  Option Grants

        The following table sets forth information concerning the individual grants of stock options to each of the named executive officers who received grants during fiscal 2003. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant, as determined by the board of directors. Our board of directors determined the fair market value of our common stock based on their good faith estimate of the fair market value and on an independent valuation. We have never granted any stock appreciation rights. The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. This value is based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted until their expiration date, assuming a fair market value equal to the fair market value at fiscal 2003 year end. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option Grants In Year Ended June 30, 2003

						Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of securities underlying options granted		Percent of total options granted to employees in fiscal year
Name				Exercise price per share	Expiration date
						5%	10%
Daniel Maxwell Meyers	—		—	—	—	—	—
Stephen E. Anbinder	—		—	—	—	—	—
Ralph M. James	—		—	—	—	—	—
John C. Niles	120,000	(1)	12.1%	$5.00	7/15/12	$377,336	$956,245
John A. Hupalo	300,000	(1)	30.2	7.00	3/3/13	1,320,679	3,346,859

(1)
The option vests ratably over four years in five equal installments beginning on the date of grant.

  Option Exercises and Holdings

        None of our named executive officers exercised options during fiscal 2003. The following table sets forth certain information regarding the number and value of unexercised options held by each of the named executive officers as of June 30, 2003. There was no public market for our common stock as of June 30, 2003. Accordingly, amounts described in the following table under the heading "Value of Unexercised In-The-Money Options at Fiscal Year End" are determined by multiplying the number of shares underlying the options by the difference between our initial public offering price of $16.00 per share and the per share option exercise price.

Aggregated 2003 Fiscal Year-End Option Exercises and Values

	Number of securities underlying unexercised options at fiscal year end		Value of unexercised in the money options at fiscal year end
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel Maxwell Meyers	—	—	—	—
Stephen E. Anbinder	—	—	—	—
Ralph M. James	2,240,000	840,000	$33,796,000	11,865,000
John C. Niles	326,000	164,000	4,843,600	2,082,400
John A. Hupalo	60,000	240,000	540,000	2,160,000

        Generally, all options vest ratably over four years in five equal installments beginning on the date of grant.

Employee Benefit Plans

  1996 Stock Option Plan

        Our 1996 Stock Option Plan was adopted by our board of directors in October 1996 and by our stockholders in March 1997. We reserved 7,000,000 shares of our common stock for issuance under the 1996 plan. As of May 31, 2004, options to purchase 5,591,080 shares of our common stock were outstanding and 902,920 shares of common stock had been issued upon the exercise of stock options.

        Our 1996 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, employees and consultants, and those of our subsidiaries, are eligible to receive awards under the 1996 plan, however, incentive stock options may only be granted to our employees.

        Our board of directors administers the 1996 plan, although it may delegate its authority to one or more of its committees. Our board of directors has authorized the compensation committee to administer the plan, including the granting of options to executive officers. In accordance with the provisions of the 1996 plan, our compensation committee may select the recipients of awards and determine the:

  •
  number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  type of option and the price and method of payment for each option;

  •
  exercise price of options; and

  •
  duration of options.

        We do not intend to grant additional stock options under the 1996 plan. Instead, we intend to grant options in the future under our 2003 Stock Incentive Plan, which is described below.

        In the event of a merger of First Marblehead with another corporation, or the sale of all or substantially all of our assets, or upon our reorganization or liquidation, each holder of an outstanding option under our 1996 plan will be entitled to receive, upon exercise and payment, the same shares as the optionholder would have been entitled to receive prior to the transaction. First Marblehead may, however, instead provide written notice that options will terminate unless exercised by a date specified in the notice. First Marblehead may accelerate or waive any deferred exercise period in that event in its discretion.

        No incentive stock option award may be granted under the 1996 plan after October 14, 2006 but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 1996 plan except that no award designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent an amendment to the plan was required to grant such award, unless the amendment is approved by our stockholders. In addition, stockholder approval is required to increase the number of shares reserved for issuance under the 1996 plan, extend the grant and exercise periods or extend the term of the 1996 plan.

  2003 Stock Incentive Plan

        We adopted our 2003 Stock Incentive Plan in September 2003 and have reserved 1,200,000 shares of our common stock for issuance under the 2003 plan. If an award granted under the 2003 plan expires or is terminated, surrendered or canceled without having been fully exercised, the shares of common stock underlying the award will again be available for issuance under the 2003 plan. As of May 31, 2004, no options had been issued under the 2003 plan.

        Our 2003 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive awards under the 2003 plan, however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2003 plan is 1,200,000 per calendar year.

        Our board of directors administers the 2003 plan, although it may delegate its authority to one or more of its committees. Our board of directors has authorized the compensation committee to administer the 2003 plan, including the granting of options to our executive officers. In accordance with the provisions of the 2003 plan, our compensation committee selects the recipients of awards and determines the:

  •
  number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  exercise price of options;

  •
  duration of options;

  •
  method of payment of the exercise price; and

  •
  number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

        In the event of a merger of First Marblehead with another entity or any exchange of all of our common stock for cash, securities or other property, our board of directors will provide for all outstanding awards under the 2003 plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of a proposed liquidation or dissolution of First Marblehead, our board of directors will provide that all then unexercised options under the 2003 plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon such liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

        No award may be granted under the 2003 plan after September 15, 2013 but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2003 plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock exchange requirements. In addition, no award designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors will become exercisable, realizable or vested, to the extent an amendment to the 2003 plan was required to grant such award, unless and until such amendment is approved by our stockholders.

  2003 Employee Stock Purchase Plan

        Our 2003 Employee Stock Purchase Plan was adopted by our board of directors in October 2003. The purchase plan became effective on October 31, 2003, the first date that our common stock was publicly traded, and authorizes the issuance of up to a total of 400,000 shares of our common stock to participating employees.

        All of our employees, including our directors who are employees and all employees of any participating subsidiaries, who have been employed by First Marblehead for at least six months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would, immediately after an option grant, own 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the purchase plan.

        We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1 and July 1, or the first business day thereafter, provided that our first offering commencement date began on October 31, 2003. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period, except that our first offering period will end on June 30, 2004.

        On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize up to 10% of his or her compensation to be deducted by us during the offering period, except for the first offering ending June 30, 2004, during which our employees who are eligible to participate in the purchase plan may elect to participate up until June 30, 2004 and may contribute either through payroll deduction or direct contribution up to 10% of their compensation during the initial offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing:

  •
  the product of $2,083 and the number of full months in the offering period, by

  •
  the closing price of a share of our common stock on the commencement date of the offering period.

        Our board of directors may, in its discretion, choose a different offering period for each subsequent offering.

        An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee's account will be paid to the employee's beneficiary.

        Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

  401(k) Plan

        Our retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by us.

Agreements with Executive Officers

        Mr. Hupalo serves as our Executive Vice President and Group Head, Capital Markets pursuant to a letter agreement dated February 24, 2003. Mr. Hupalo's annual compensation is $400,000. Under the letter agreement, Mr. Hupalo will also receive $200,000 in annual cash incentive compensation to be paid on each anniversary date of his employment. In addition, Mr. Hupalo was granted a stock option to purchase 300,000 shares of common stock at a price of $7.00 per share, the fair market value of our common stock on the date of grant. This stock option vests ratably over four years in five equal installments beginning on the date of grant. Mr. Hupalo will receive guaranteed severance of $1,000,000 net of any pre-tax profit on his options if a change of control event occurs within the first 18 months of his employment and the sale of shares upon exercise of stock options does not yield at least $1,000,000 in pre-tax profit.

        Mr. Peck serves as our Executive Vice President and Chief Financial Officer pursuant to a letter agreement dated April 10, 2003. Mr. Peck's annual compensation is $350,000, and he is entitled to receive annual cash incentive compensation in the amount of 30% of his annual compensation as a target bonus on the first anniversary date of his employment. Mr. Peck's target bonus was paid on the first anniversary of his employment. In addition, Mr. Peck was granted in April 2003 a stock option to purchase 150,000 shares of common stock at a price of $7.00 per share, the fair market value of our common stock on the date of grant. This stock option vests ratably over four years in five equal installments beginning on the date of grant. In the event of a change in control following which Mr. Peck is not offered a position within 35 miles of his current residence, with a comparable scope of responsibilities and comparable compensation, Mr. Peck will be entitled to continuation of salary and benefits for six months following his termination date. Mr. Peck's option agreement provides that, in the event of a change in control, as defined in the agreement, the options covered by the agreement will vest in full.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of May 31, 2004 for:

  •
  each beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers and directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders, which consist of the entities and individuals shown as having "Shares being offered."

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Percentage ownership calculations prior to the offering are based on 61,930,610 shares outstanding as of May 31, 2004. Percentage ownership calculations after the offering are based on 63,706,188 shares to be outstanding after giving effect to the exercise, after May 31, 2004, of stock options to purchase 1,775,578 shares of common stock that are being sold in this offering. The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 966,041 shares to cover over-allotments. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

        To the extent that any shares of common stock are issued on exercise of stock options, there may be dilution to new public investors.

	Beneficial ownership prior to the offering					Beneficial ownership after the offering
Name and address of beneficial owner(1)	Shares beneficially owned(2)		Right to acquire within 60 days of May 31, 2004	Percentage	Shares being offered	Shares beneficially owned		Percentage
The Alexander 2003 Investment Trust	17,300,000		—	27.9%	—	17,300,000		27.2%
Interlaken Investment Partners, L.P.	8,195,960		—	13.2	1,000,000	7,195,960		11.3
Daniel Maxwell Meyers	7,773,045	(3)	—	12.6	869,565	6,903,480		10.8
Stephen E. Anbinder	5,092,225	(4)	—	8.2	791,287	4,300,938		6.8
Gilder, Gagnon, Howe & Co. LLC	4,560,387	(5)	—	7.4	—	4,560,387	(5)	7.2
Ralph M. James	2,800,000	(6)	2,600,000	4.3	869,565	1,930,435		3.0
John A. Hupalo	120,000		120,000	*	104,348	15,652		*
John C. Niles	442,000		389,200	*	238,470	203,530		*
Leslie L. Alexander	17,308,000	(7)	8,000	27.9	—	17,308,000		27.2
William R. Berkley	8,926,412	(8)	8,000	14.4	1,000,000	7,926,412		12.4
Dort A. Cameron III	661,600		8,000	1.1	—	661,600		1.0
George G. Daly	8,000		8,000	*	—	8,000		*
Peter S. Drotch	4,000		4,000	*	—	4,000		*
William D. Hansen	4,000		4,000	*	—	4,000		*
All executive officers and directors as a group (15 persons)	43,199,382	(2)(3)(4)(6)(7)(8)	3,209,200	66.3	3,886,278	39,313,104		59.8

Other selling stockholders:
General Reinsurance Corp.	638,773		—	1.0%	555,455	83,318	*	%
Victor M. Samra, Jr.	739,840		—	1.2	304,348	435,492	*
Joseph Fraites	2,296,420	(9)	—	3.7	195,652	2,100,768	3.3
Roxbury Management Company, LLC	2,800,000	(4)	—	4.5	173,913	2,626,087	4.1
Thatcher Fields(10)	514,000	(11)	263,980	*	173,913	340,087	*
Everest Reinsurance Co.	191,633		—	*	166,637	24,996	*
Stein Skaane(10)	216,000		216,000	*	115,000	101,000	*
Acuity, A Mutual Insurance Company	127,755		—	*	111,091	16,664	*
Primerica Life Insurance Company	127,755		—	*	111,091	16,664	*
Joshua Polan	88,920		—	*	77,322	11,598	*
Kevin Walker(10)	160,000		160,000	*	73,913	86,087	*
Barry Heneghan(10)	210,000		202,000	*	60,870	149,130	*
Robertson Ward Blanch	63,878		—	*	55,546	8,332	*
James W. Walker II	224,640		—	*	52,174	172,466	*
Lucille R. Molloy	200,000		—	*	51,152	148,848	*
Richard Cimino(10)	61,600		49,600	*	40,000	21,600	*
Paul McCarty(10)	44,800		1,600	*	26,087	18,713	*
Bruce Lefenfeld(10)	154,400		144,400	*	20,087	134,313	*
Other selling stockholders(12)	613,713		415,900	*	202,785	410,928	*

*
Represents less than 1% of the outstanding shares of common stock.

(1)
Except as otherwise indicated, addresses are c/o The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199.

(2)
Includes shares issuable pursuant to options exercisable within 60 days of May 31, 2004.

(3)
Includes 186,272 shares of common stock held of record by Mr. Meyers that are subject to an option agreement between Mr. Meyers and Ralph M. James. Also includes 50,000 shares of common stock held of record by The Daniel M. Meyers 2003 Qualified Annuity Trust, of which Mr. Meyers is sole trustee. Mr. Meyers is our Chief Executive Officer and Chairman.

(4)
Includes 2,800,000 shares held by Roxbury Management Company, LLC. Mr. Anbinder owns four voting units in The Roxbury Management Company, LLC, and the remaining 96 non-voting units are owned by Mr. Anbinder's family members or family trusts. Mr. Anbinder is the sole manager of The Roxbury Management Company, LLC. Also includes 131,608 shares of common stock held of record by Mr. Anbinder that are subject to an option agreement between Mr. Anbinder and Ralph M. James. Mr. Anbinder is our Vice Chairman.

(5)
Includes 4,423,922 shares held in customer accounts over which partners and/or employees of Gilder, Gagnon, Howe & Co. LLC, or Gilder Gagnon, have discretionary authority to dispose of or direct the disposition of the shares, 98,285 shares held in accounts owned by the partners of Gilder, Gagnon and their families, and 38,180 shares held in the account of the profit-sharing plan. The address of Gilder, Gagnon is 1885 Broadway, New York, NY 10019. This information is based on a Schedule 13 filed by Gilder, Gagnon with the SEC on February 10, 2004.

(6)
Includes 317,880 shares issuable pursuant to options granted by Messrs. Meyers and Anbinder and exercisable within 60 days of May 31, 2004. Also includes 40,000 shares held by the Ralph M. and Janice A. James Family Irrevocable Trust, of which Mr. James disclaims beneficial ownership. All shares being offered are shares held by Mr. James. Mr. James is our President and Chief Operating Officer.

(7)
Includes shares held by The Alexander 2003 Investment Trust, of which Mr. Alexander may be deemed to be the beneficial owner.

(8)
Includes shares held by Interlaken Investment Partners, L.P., one of our 10% stockholders, as well as shares held by each of The Berkley Foundation, Inc. and Interlaken Management Partners, L.P. Mr. Berkley, our lead director, is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Interlaken Management Partners, L.P., which is the sole general partner of Interlaken Investment Partners, L.P. As such, Mr. Berkley indirectly controls Interlaken Management Partners, L.P. and Interlaken Investment Partners, L.P. and

  may be deemed to have beneficial ownership of the 19,801 and 8,195,960 shares of common stock held by Interlaken Management Partners, L.P. and Interlaken Investment Partners, L.P., respectively. Mr. Berkley disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. In addition, Mr. Berkley has sole voting and investment power with respect to 63,878 shares of common stock held by The Berkley Foundation, Inc. All shares being offered represent shares held by Interlaken Investment Partners, L.P.

(9)
Includes 156,520 shares held by UBS PaineWebber f/b/o Joseph Fraites, of which Mr. Fraites may be deemed to be the beneficial owner.

(10)
Employee of First Marblehead.

(11)
Includes 250,020 shares held by Jamie Fields, Thatcher Fields' wife. Mr. Fields is an employee of First Marblehead.

(12)
Includes Donald R. Peck, our Executive Vice President and Chief Financial Officer, employees of First Marblehead and certain other individuals and entities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since June 30, 2000, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent of our voting securities and affiliates of our directors, executive officers and five percent stockholders.

        At May 31, 2004, Milestone Capital Management, an institutional money management firm, was managing approximately $105 million of cash and cash equivalents for us, for which we are charged Milestone Capital Management's standard service fees. Based on our average historical deposits with Milestone Capital Management in fiscal 2003, Milestone Capital Management's gross revenue after fund expenses for fiscal 2003 from funds invested on our behalf was $35,581. Based on our average historical deposits with Milestone Capital Management from July 1, 2003 to May 31, 2004, Milestone Capital Management's gross revenue after fund expenses for that period for funds invested on our behalf was $73,239. Dort A. Cameron III, one of our directors, is a director of Milestone Capital Management. Members of his immediate family own approximately 40% of its outstanding equity.

        In July 2003, we renewed a $975,000 revolving line of credit with Middlesex Bank & Trust Company, a division of Westport National Bank, N.A. Westport National Bank (which subsequently changed its name to Connecticut Community Bank, N.A.) is a wholly owned subsidiary of Associated Community Bancorp, Inc., of which William R. Berkley, our lead director, is a director and majority stockholder. This line of credit provided for an interest rate of one percent above the highest Prime Rate published in The Wall Street Journal or six percent, whichever was higher. Pursuant to the revolving line of credit entered into with Fleet National Bank on August 28, 2003, we terminated our revolving line of credit with Middlesex Bank & Trust Company.

        In July 2002, we issued a total of 1,987,040 shares of common stock to a 10% stockholder, one of our directors, and immediate family members of two of our directors and one of our officers, as indicated below. These shares were issued upon the exercise of warrants that were issued in connection with a pro rata rights offering of our common stock to our stockholders in 1997. The exercise price of each share of common stock was $1.00 per share.

Name of stockholder	Number of Shares	Aggregate Price Paid
Interlaken Investment Partners, L.P.(1)	1,260,360	$1,260,360
Jodi Alexander Smith(2)	666,000	666,000
Dort A. Cameron	35,920	35,920
William R. Berkley, Jr.(3)	14,160	14,160
Catherine B. James(4)	10,600	10,600

(1)
Interlaken Investment Partners, L.P. is an investment partnership of which William R. Berkley is approximately a 32% limited partner. Interlaken Management Partners, L.P., the general partner of Interlaken Investment Partners, L.P., has an interest of approximately 1% in Interlaken Investment Partners, L.P., and also shares in certain profits of Interlaken Investment Partners, L.P. As the 100% stockholder and President of Lake Management, Inc., the general partner of Interlaken Management Partners, L.P., Mr. Berkley receives the benefits attributable to Interlaken Management Partners, L.P.'s 1% interest in Interlaken Investment Partners, L.P. Mr. Berkley also receives a portion of the profit participation of Interlaken Management Partners, L.P. in Interlaken Investment Partners, L.P.

(2)
Ms. Jodi Alexander Smith is the daughter of Leslie L. Alexander, a director of First Marblehead.

(3)
Mr. William R. Berkley, Jr. is the son of William R. Berkley, the lead director of First Marblehead.

(4)
Ms. Catherine B. James is the sister of Ralph M. James, President and Chief Operating Officer of First Marblehead.

        In January and February 2001, we issued promissory notes in the aggregate principal amount of $350,000 to one officer who is also a director and one director in the amounts set forth below. The notes accrued interest at ten percent per annum and were repaid in full on the dates set forth below:

Name of stockholder	Amount of note	Issuance date of note	Repayment date of note
Dort A. Cameron III	$250,000	February 2001	June 2001	(1)
Stephen E. Anbinder	100,000	January 2001	May 2001

(1)
$142,000 was repaid to Mr. Cameron in cash, and $108,000 was applied to the note issued to Mr. Cameron in June 2001 in connection with a pro rata rights offering to our stockholders.

        In June 2001, we issued promissory notes in the aggregate principal amount of $5,476,000 to the following directors and affiliates of directors, as well as immediate family members of one of our officers. The notes were issued in connection with a pro rata rights offering to our stockholders. The notes accrued interest quarterly in arrears at ten percent per annum and also entitled the holders to bonus interest payments equal to 15% of the principal balance outstanding on the issue date and the first and second anniversaries of the issue date. We repaid these notes in full in May 2003.

Name of stockholder	Amount of note
Admiral Insurance Company(1)	$2,500,000
Carolina Casualty Insurance Company(1)	2,500,000
Robert and Ardis James Foundation(2)	350,000
Dort A. Cameron III	108,000
Catherine B. James(3)	18,000

(1)
The named insurance company is an affiliate of W.R. Berkley Corporation, more than 10% of the shares of which are owned by William R. Berkley, the lead director of First Marblehead.

(2)
Robert and Ardis James Foundation is an affiliate of Robert James, who is the father of Ralph M. James, President and Chief Operating Officer of First Marblehead.

(3)
Ms. James is the sister of Ralph M. James, President and Chief Operating Officer of First Marblehead.

        Robert Baron, a Vice President of First Marblehead, is the son-in-law of Stephen E. Anbinder, Vice Chairman of the board of directors of First Marblehead. Mr. Baron's annual compensation from First Marblehead was $131,000 for fiscal 2003, $82,500 for fiscal 2002 and $75,000 for fiscal 2001.

        We obtained directors and officers liability insurance in connection with our initial public offering. One of the insurance brokers who advised us was Associated Community Brokers, Inc., a wholly owned subsidiary of Associated Community Bancorp, Inc. William R. Berkley, our lead director, is the chairman of the board of directors of Associated Community Bancorp and owns approximately 70% of its outstanding capital stock. We pay Associated Community Brokers an annual commission of approximately $94,000 in connection with our directors and officers liability insurance. We believe that this commission is substantially the same as we would pay to other insurance brokers for comparable insurance coverage.

        We have entered into letter agreements with John A. Hupalo and Donald R. Peck. For a description of these letter agreements see "Management—Agreements with Executive Officers."

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law. We refer in this section to our restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Common Stock

        As of May 31, 2004, there were 61,930,610 shares of our common stock outstanding held by 37 stockholders of record.

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. The affirmative vote of a majority of the votes cast on a matter is required to approve the matter, and directors are elected by a plurality of the votes cast at the election. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Undesignated Preferred Stock

        Our certificate of incorporation provides that we may issue up to 20,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

  •
  the number of shares;

  •
  the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

  •
  any qualifications, limitations or restrictions.

        We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price. Any issuance of preferred stock could therefore have the effect of decreasing the market price of our common stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to our company's best interests and the best interests of our stockholders. We have no current plans to issue any shares of our preferred stock after this offering.

Registration Rights

        After this offering, the holders of at least 42,866,417 shares of common stock will be entitled, in certain circumstances, to require us to register their shares under the Securities Act as provided in a stockholders agreement between us and the holders of the registrable securities. Under this agreement, if we propose to register any of our securities under the Securities Act of 1933 for our account, or other than for employee benefit plans and business acquisitions, or for the account of other security holders exercising registration rights, the holders of registrable securities will be entitled to notice of the registration and, on up to two occasions, to include their registrable securities in the registration. We are required to use our best efforts to effect, and we are responsible for paying the expenses of, any such registration. However, we are not responsible for paying any selling commissions, attorneys' fees or other expenses of a selling stockholder in connection with any such registration. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration in connection with certain offerings of our securities, including this offering.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

        We have elected to be governed by the provisions of Section 203 of the Delaware corporate law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by: persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

        Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors, the chairman of the board or our president may call special meetings of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

        To be "properly brought" before an annual meeting, the proposals or nominations must be:

  •
  specified in the notice of meeting;

  •
  brought before the meeting by or at the direction of the board; or

  •
  brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder's intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date of the giving of the notice.

        In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting or with respect to the annual meeting to be held in 2004. In either of these cases, we must receive the notice no earlier than the 90th day prior to such annual meeting and no later than the close of business on the later of the 60th day prior to the annual meeting and the 10th day following the date on which the notice of the date of the meeting was mailed or public disclosure was made, whichever occurs first. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        The Delaware corporate law statute provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

        Our certificate of incorporation provides that:

  •
  we must indemnify our directors and officers; and

  •
  we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware corporate law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Because some shares of common stock will not be available for sale shortly after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding 63,706,188 shares of common stock, assuming no exercise of outstanding options after the date of this prospectus. Of these shares, the 14,375,000 shares sold in our initial public offering, and all of the 6,440,271 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        Shares acquired by affiliates and the remaining 42,890,917 shares held by existing stockholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Stock Options

        As of May 31, 2004, options to purchase a total of 5,631,080 shares of our common stock were outstanding, of which options to purchase 4,271,080 shares were vested. Selling stockholders in this offering will exercise after May 31, 2004 vested options to purchase 1,775,578 shares of common stock that are then being sold in this offering.

        We have filed a registration statement with the SEC covering the remaining 2,266,000 shares of common stock reserved for issuance under our 1996 Stock Option Plan, 2002 Director Stock Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan. As a result, subject to vesting provisions, when awards under these stock incentive plans are exercised, the resulting shares will be freely tradable under the Securities Act, except that shares purchased by "affiliates," as that term is defined in Rule 144, would be subject to the limitations and restrictions that are described below. In addition, if the option holder were a selling stockholder in this offering, the resulting shares would also be subject to the 90-day lock-up agreement described below.

Lock-up Agreements

        In connection with our initial public offering, certain stockholders who acquired capital stock before that offering entered into 180-day lock-up agreements with the underwriters of that offering. Those agreements expired on April 27, 2004. As a result, 47,531,110 shares became eligible for sale in the public market on April 27, 2004, subject to limitations under federal securities laws, including in some cases the holding period requirements and volume limitations of Rule 144.

        In connection with this offering, all selling stockholders will enter into new lock-up agreements with the underwriters of this offering. The parties to these lock-up agreements will agree not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock through the date 90 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co.

        As a result of the lock-up agreements in connection with this offering, 24,669,984 shares of our common stock will become eligible for public sale following 90 days from the date of this prospectus.

        The number of shares which become eligible for sale are subject, in most cases, to the limitations of Rule 144. In addition, some stockholders have registration rights under our shareholders agreement that are described below. We cannot predict when stockholders may sell their shares or in what volumes, because this will depend on the market for our common stock, the circumstances of the sellers and other factors. Because many of these shares were purchased at prices substantially below current market prices, we believe that a significant number of these shares may be sold when eligible for sale.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated together), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock, which will equal approximately 637,061 shares immediately after this offering, or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock which are not restricted securities.

Rule 144(k)

        Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to resell these shares without complying with the manner of sale, availability of public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon completion of the offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors, consultants or advisors who before November 14, 2003 purchased shares from us in connection with a compensatory stock plan or other written agreement, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance on Rule 144.

Registration Rights

        Upon completion of this offering, the holders of at least 42,866,417 shares of our common stock will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

        First Marblehead, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as sole book-running manager of this offering, and Goldman, Sachs & Co., J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Allen & Company LLC and Blaylock & Partners, L.P. are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Allen & Company LLC
Blaylock & Partners, L.P.

Total	6,440,271

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 966,041 shares from selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 966,041 additional shares.

Paid by the selling stockholders

	No exercise	Full exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial price to the public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the representatives may change the offering price and the other selling terms.

        First Marblehead and all of the selling stockholders will agree with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with limited exceptions. This agreement does not apply to any existing employee benefit plans.

        Our common stock is listed on the New York Stock Exchange under the symbol "FMD."

        A prospectus in electronic format may be made available on the websites maintained by one or more of the lead underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        In accordance with a Shareholders Agreement dated as of December 21, 1995, among First Marblehead and certain of its stockholders, including each of the selling stockholders, First Marblehead will bear all of the expenses of the selling stockholders in this offering, excluding underwriting discounts and commissions. These expenses include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee, printing and mailing expenses, legal fees and expenses, accounting fees and expenses, and other miscellaneous expenses. First Marblehead estimates that the total expenses of the offering other than underwriting discounts and commissions will be approximately $775,000.

        First Marblehead and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiration of a period of six months from the closing of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        No underwriter has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares, other than to persons whose ordinary business is to buy or sell securities, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

        Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan, and except in compliance with any other applicable requirements of Japanese law.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for First Marblehead or the securitization trusts structured by First Marblehead, for which they received or will receive customary fees and expenses. Ronald Blaylock, the Chairman and Chief Executive

Officer of one of the underwriters, Blaylock & Partners, L.P., serves as a director of W.R. Berkley Corporation. William R. Berkley, our lead director, serves as Chariman and Chief Executive Officer of W.R. Berkley Corporation.

LEGAL MATTERS

        Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of The First Marblehead Corporation and its subsidiaries as of June 30, 2003 and 2002, and for each of the years in the three year period ended June 30, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-           ) under the Securities Act with respect to the shares of common stock the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for further information on the operation of the public reference facilities.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31, 2004	June 30, 2003
ASSETS
Cash and other short-term investments	$126,360,071	$16,756,653
Securities purchased under resale agreements	—	1,570,365

Total cash and cash equivalents	126,360,071	18,327,018

Service receivables:
Structural advisory fees	25,469,322	10,785,583
Residuals	78,390,930	43,600,465
Processing fees from The Education Resources Institute (TERI)	2,956,438	2,519,435

	106,816,690	56,905,483

Other receivables	464,616	142,818
Property and equipment	10,086,688	6,255,181
Less accumulated depreciation and amortization	(3,244,325)	(1,839,319)

Property and equipment, net	6,842,363	4,415,862
Goodwill	3,176,497	3,176,497
Intangible assets, net	3,310,561	3,608,538
Prepaid and other assets	1,603,052	477,019

Total assets	$248,573,850	$87,053,235

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$6,630,794	$13,558,897
Net deferred tax liability	28,261,539	14,395,985
Notes payable	13,425,098	6,674,020
Other liabilities	307,225	—

Total liabilities	48,624,656	34,628,902

Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $0.01 per share; 20,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 61,906,110 and 53,185,440 shares issued and outstanding at March 31, 2004 and June 30, 2003, respectively	619,061	531,854
Additional paid-in capital	130,681,576	13,239,353
Retained earnings	68,648,557	38,653,126

Total stockholders' equity	199,949,194	52,424,333

Total liabilities and stockholders' equity	$248,573,850	$87,053,235

See accompanying notes to unaudited condensed consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003
Service revenue:
Structural advisory fees	$484,462	$4,943,481	$39,183,739	$20,502,913
Residuals	2,252,507	5,491,425	34,790,465	18,935,192
Administrative and other fees	456,664	262,025	1,227,885	960,488
Processing fees from TERI	7,933,487	4,932,227	22,916,898	14,800,489

Total service revenue	11,127,120	15,629,158	98,118,987	55,199,082

Operating expenses:
Compensation and benefits	8,835,143	4,951,653	25,502,578	14,083,991
General and administrative expenses	8,414,458	3,457,714	22,424,425	11,154,218

Total operating expenses	17,249,601	8,409,367	47,927,003	25,238,209

Income from operations	(6,122,481)	7,219,791	50,191,984	29,960,873

Other (income) expense:
Interest expense	225,274	428,170	476,352	1,211,157
Interest income	(302,680)	(31,384)	(496,870)	(79,992)
Other income	(800)	(800)	(1,800)	(1,800)

Total other (income) expense, net	(78,206)	395,986	(22,318)	1,129,365

Income (loss) before income tax expense	(6,044,275)	6,823,805	50,214,302	28,831,508
Income tax (benefit) expense	(2,478,144)	2,890,010	20,218,871	12,097,668

Net income (loss)	$(3,566,131)	$3,933,795	$29,995,431	$16,733,840

Net income (loss) per share, basic	$(0.06)	$0.07	$0.52	$0.32
Net income (loss) per share, diluted	(0.06)	0.07	0.47	0.30
Weighted average shares outstanding, basic	61,855,607	53,185,680	58,074,788	53,070,369
Weighted average shares outstanding, diluted	61,855,607	56,945,788	63,440,851	56,685,595

See accompanying notes to unaudited condensed consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)

	Common stock	Additional Paid-in capital	Retained Earnings	Total stockholders' equity
Balance at June 30, 2003	$531,854	$13,239,353	$38,653,126	$52,424,333
Options exercised	8,144	771,502	—	779,646
Non-cash compensation	—	1,642,373	—	1,642,373
Stock issued in initial public offering	79,063	126,420,937	—	126,500,000
Costs related to initial public offering	—	(11,392,589)	—	(11,392,589)
Net income	—	—	29,995,431	29,995,431

Balance at March 31, 2004	$619,061	$130,681,576	$68,648,557	$199,949,194

See accompanying notes to unaudited condensed consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended March 31,
	2004	2003
Cash flows from operating activities:
Net income	$29,995,431	$16,733,840
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,405,006	831,461
Amortization	858,623	749,472
Non-cash compensation	1,642,373	675,000
Change in assets/liabilities:
(Increase) in processing fees from TERI and other receivables	(758,801)	(200,809)
(Increase) in structural advisory fees	(14,683,739)	(3,456,127)
(Increase) in residuals	(34,790,465)	(18,935,192)
(Increase) decrease in prepaid and other assets	(876,033)	33,327
Increase in net deferred tax liability	13,865,554	8,175,518
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(6,620,878)	1,198,468

Net cash (used in) provided by operating activities	(9,962,929)	5,804,958

Cash flows from investing activities:
Purchases of property and equipment	(3,831,507)	(1,304,857)
Payments to TERI for loan database updates	(560,646)	(560,646)

Net cash used in investing activities	(4,392,153)	(1,865,503)

Cash flows from financing activities:
Repayment on notes payable	(498,922)	(469,937)
Proceeds from notes payable	7,000,000	—
Net proceeds from initial public offering	115,107,411	—
Stock warrants and options exercised	779,646	1,390,480

Net cash provided by financing activities	122,388,135	920,543

Net increase in cash and cash equivalents	108,033,053	4,859,998
Cash and cash equivalents, beginning of period	18,327,018	7,316,333

Cash and cash equivalents, end of period	$126,360,071	$12,176,331

Supplemental disclosures of cash flow information:
Interest paid	$351,352	$626,138
Income taxes paid	$17,848,821	$4,899,099
Supplemental disclosure of non-cash activities:
Structural advisory fees and residuals	$40,974,204	$22,391,319
Non-cash compensation	$1,642,373	$675,000

See accompanying notes to unaudited condensed consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)    Nature of Business and Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of The First Marblehead Corporation (FMC, and together with its subsidiaries, the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair statement of the results for the interim periods have been included. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Interim results are not necessarily indicative of results to be expected for the entire fiscal year. All significant intercompany balances and transactions have been eliminated in consolidation. These unaudited financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended June 30, 2003 filed as Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2003. Certain prior period amounts have been reclassified to conform with current period presentation.

  Student Loan Market Seasonality and Revenue Related to Securitization Transactions

        Origination of student loans is generally subject to seasonal trends, with the volume of loan applications increasing with the approach of tuition payment dates. In general, the Company processes the greatest application volume during the summer months, as students and their families seek to borrow money in order to pay tuition costs for the fall semester or the entire school year. The Company also tends to process increased volume of loan applications during November and December, as students and their families seek to borrow money to pay tuition costs for the spring semester. This seasonality of loan originations impacts the amount of processing fees from The Education Resources Institute, Inc. (TERI) that the Company earns in a particular quarter.

        Consistent with the Company's past practice of conducting securitization transactions in its second and fourth fiscal quarters, the Company did not conduct a securitization transaction during the first or third quarters of either fiscal 2004 or fiscal 2003. The securitization conducted in the second quarter of fiscal 2003 included an acquisition fund that allowed for the purchase of student loans during the third quarter of fiscal 2003, resulting in securitization revenues during the third quarter of fiscal 2003. The securitization conducted in the second quarter of fiscal 2004 did not include such an acquisition fund, and therefore, during the third quarter of fiscal 2004, the Company did not generate any structural advisory fees or residuals from new securitization transactions.

  Initial Public Offering

        In September 2003, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission registering 14,375,000 shares of the Company's common stock, including:

  •
  6,875,000 shares offered by the Company;

  •
  5,625,000 shares offered by the Company's selling stockholders;

  •
  1,031,250 shares that the underwriters had the option to purchase from the Company to cover over-allotments; and

  •
  843,750 shares that the underwriters had the option to purchase from certain selling stockholders to cover over-allotments.

        All of the 14,375,000 shares were sold on November 5, 2003 at a price to the public of $16.00 per share. Net proceeds of the initial public offering to the Company, after underwriting discounts and offering expenses, were approximately $115.1 million. The Company did not receive any of the proceeds of the sale of the shares sold by the selling stockholders.

  Concentrations

TERI

        In its role as guarantor in the private education lending market, TERI agrees to reimburse lenders for unpaid principal and interest on defaulted loans. TERI is the exclusive provider of borrower default guarantees for our clients' private student loans, with limited exceptions. As of March 31, 2004, TERI had a Baa3 counterparty rating from Moody's Investors Service, which is the lowest investment grade rating, and an insurer financial strength rating of A+ from Fitch Ratings. If these ratings are lowered, the Company's clients may not wish to enter into guarantee arrangements with TERI. In addition, the Company may receive lower structural advisory fees because the costs of credit enhancement for the asset-backed securitizations that the Company structures could increase.

PHEAA

        There are currently seven loan servicers for newly generated TERI-guaranteed loans, with three of these servicers servicing a majority of the loans we facilitate. Most of our clients enter into a servicing agreement with Pennsylvania Higher Education Assistance Agency (PHEAA) that governs the servicing of their loans prior to securitization. These arrangements allow the Company to increase the volume of loans in its clients' loan programs without incurring the overhead investment in servicing operations. As with any external service provider, there are risks associated with inadequate or untimely services. In addition, if the Company's relationship with PHEAA terminates, the Company would either need to expand or develop a relationship with another TERI-approved loan servicer, which could be time-consuming and costly.

Significant Customers

        During the three and nine month periods ended March 31, 2004, processing fees from TERI represented approximately 71% and 23%, respectively, of total service revenue. Over the nine month period ended March 31, 2004, securitization fees from the December 2003 securitization through The National Collegiate Student Loan Trust 2003-1 (NCSLT 2003) represented approximately 70% of total service revenue. See Note 3—Service Receivables. The Company did not recognize more than 10% of total service revenue from any other customer.

  Critical Accounting Policies and Estimates

        The preparation of the Company's financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors, and actual results may differ from these estimates under varying assumptions or conditions.

        On an ongoing basis, the Company evaluates its estimates and judgments, particularly as they relate to accounting policies that the Company believes are most important to the portrayal of the Company's financial condition and results of operations. The Company regards an accounting estimate or assumption underlying its financial statements to be a "critical accounting estimate" where:

  •
  the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

  •
  the impact of the estimates and assumptions on its financial condition or operating performance is material.

These accounting policies involve the recognition and valuation of the Company's service revenue related to the securitizations that it structures for its clients, as well as the valuation of goodwill and intangible assets. The Company also considers its policy with respect to the determination of whether or not to consolidate the securitization trusts that it facilitates to be a critical accounting policy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates".

(2)    Stock Options

        The Company uses the intrinsic value method to account for stock options and provides pro forma net earnings disclosures as if the fair-value-based method had been applied.

        For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the vesting period of the options. The Company's consolidated pro forma net income (loss) and net income (loss) per share for the three and nine month periods ended March 31, 2004 and 2003, had the Company elected to recognize compensation expense for the granting of options under Statement of Financial Accounting Standards (SFAS) No. 123 using the Black-Scholes option pricing model, are as follows:

	Three months ended March 31,
	2004	2003
Net income (loss)—as reported	$(3,566,131)	$3,933,795
Less: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(71,821)	(118,087)

Net income (loss)—pro forma	$(3,637,952)	$3,815,708

Net income (loss) per share—basic—as reported	$(0.06)	$0.07

Net income (loss) per share—basic—pro forma	$(0.06)	$0.07

Net income (loss) per share—diluted—as reported	$(0.06)	$0.07

Net income (loss) per share—diluted—pro forma	$(0.06)	$0.07

	Nine months ended March 31,
	2004	2003
Net income—as reported	$29,995,431	$16,733,840
Less: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(373,259)	(344,476)

Net income—pro forma	$29,622,172	$16,389,364

Net income per share—basic—as reported	$0.52	$0.32

Net income per share—basic—pro forma	$0.51	$0.31

Net income per share—diluted—as reported	$0.47	$0.30

Net income per share—diluted—pro forma	$0.47	$0.29

        The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the three and nine month periods ended March 31, 2004 and 2003:

	Three months ended March 31,
Assumption
	2004	2003
Expected risk-free interest rate	*	3.21%
Expected dividend yield	*	—
Expected average life in years	*	7
	Nine months ended March 31,
Assumption	2004	2003
Expected risk-free interest rate	3.97%	3.92%
Expected dividend yield	—	—
Expected average life in years	7	7

*
No options granted during this period.

        The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(3)    Service Receivables

        Structural advisory fees and residuals receivables represent the present value of additional structural advisory fees and residuals expected to be collected over the life of the student loan, net of prepayment, default and recovery estimates. The fees are paid to the Company from the various separate securitization trusts established by The National Collegiate Trust (NCT trusts), from The National Collegiate Master Student Loan Trust I (NCMSLT), and from NCSLT 2003. Processing fees receivable from TERI represents amounts due from TERI for expenses incurred by First Marblehead Education Resources, Inc. (FMER), a wholly owned subsidiary of FMC, on TERI's behalf.

        The Company did not conduct any securitization transactions in its first or third quarters of either fiscal 2004 or 2003. The Company does, on a quarterly basis, update its estimate of the present value of its structural advisory fees and residuals receivables, to reflect the passage of time, any change in discount rates used to estimate their present value, and any changes to the trust performance metrics that the Company considers in its present value estimates, such as default, recovery, prepayment and forward London Interbank Offered Rate (LIBOR) rates.

        For the NCT trusts and NCMSLT, the Company made no changes in its assumptions regarding default rates, prepayment rates and recovery rates in the first nine months of either fiscal 2004 or 2003. For the private label loans securitized in December 2003 in NCSLT 2003, the Company used a default rate assumption of 9.06%, a prepayment rate assumption of 7%, and a recovery rate assumption of 40%. The Company made no changes in its assumptions regarding these rates in the third quarter of fiscal 2004.

        The Company uses an implied forward one-month LIBOR curve to estimate trust cash flows. During the nine month period ended March 31, 2004, the rates along the implied forward one-month LIBOR curve decreased between 4 and 35 basis points over the next 20 months and increased up to 122 basis points thereafter. These increases in rates resulted in an increase in the average life of the underlying trust assets, thereby having an effect of increasing the fair market value of the structural advisory fees and residuals receivables during the period. The impact of changing LIBOR rates in the nine month period ended March 31, 2003 did not have a material impact on the fair market value of these receivables during that period.

        The Company bases the discount rate that it uses to calculate the present value of its additional structural advisory fees on the 10-year U.S. Treasury rate plus 200 basis points. From July 1, 2003 to March 31, 2004, the discount rate used increased by 51 basis points from 5.33% to 5.84%. From July 1, 2002 to March 31, 2003, the discount rate used decreased by 103 basis points from 6.86% to 5.83%. A decrease in the 10-year U.S. Treasury rate has the effect of increasing the fair market value of the Company's structural advisory fees receivable, while an increase in the rate has the opposite effect on the Company's estimate of their fair market value. In determining an appropriate discount rate for valuing residuals, the Company reviews the rates used by student loan securitizers, as well as rates used in the much broader commercial mortgage-backed securities, or CMBS, market. The Company believes that CMBS residuals are valued at 800 to 1200 basis points over comparable maturity U.S. Treasury Notes, with 15-year maturity asset pools valued toward the lower discount rate and 30-year maturity asset pools valued more toward the higher discount rate. The Company believes that the 12% discount rate it uses is appropriate given the maximum 24-year life of the trust assets and residuals.

        The following table summarizes the changes in the structural advisory fees receivable for the nine month periods ended March 31, 2004 and 2003:

	Nine months ended March 31,
	2004	2003
Fair value of additional structural advisory fees at beginning of period	$10,785,583	$4,760,468
Additions from structuring new securitizations	5,925,107	2,913,334
Fair market value adjustments	258,632	542,793

Fair value of additional structural advisory fees at end of period	16,969,322	8,216,595
Up-front structural advisory fees receivable	8,500,000	—

Total structural advisory fees receivable at end of period	$25,469,322	$8,216,595

        The following table summarizes the changes in the residuals receivable for the nine month periods ended March 31, 2004 and 2003:

	Nine months ended March 31,
	2004	2003
Fair value at beginning of period	$43,600,465	$13,573,360
Additions from structuring new securitizations	29,730,030	17,673,536
Fair market value adjustments	5,060,435	1,261,656

Fair value at end of period	$78,390,930	$32,508,552

        The principal balance of loans facilitated and available to the Company for later securitization at March 31, 2004 and June 30, 2003 totaled $731.6 million and $160.4 million, respectively.

        The effect on the fair market value of the structural advisory fees and residuals receivables (excluding the $8.5 million up-front structural advisory fee receivable that the Company expects to receive in July 2004) based on variations of 10% or 20%, except for the forward LIBOR rates, which are based on variations of 1% and 2% from the forward LIBOR rates at March 31, 2004, from the assumed levels for each key assumption are as follows:

Additional structural advisory fees receivable, March 31, 2004	$16,969,322

Default rate		Default rate
+10%	(114,000)	-10%	121,000
+20%	(235,000)	-20%	239,000
Default recovery rate		Default recovery rate
+10%	—	-10%	(99,000)
+20%	108,000	-20%	(99,000)
Prepayment rate		Prepayment rate
+10%	(414,000)	-10%	468,000
+20%	(866,000)	-20%	960,000
Discount rate		Discount rate
+10%	(598,000)	-10%	670,000
+20%	(1,258,000)	-20%	1,384,000
Forward LIBOR rates		Forward LIBOR rates
+1%	550,000	-1%	(634,000)
+2%	1,123,000	-2%	(1,103,000)

Residuals receivable, March 31, 2004	$78,390,930

Default rate		Default rate
+10%	(2,294,000)	-10%	993,000
+20%	(6,109,000)	-20%	1,515,000
Default recovery rate		Default recovery rate
+10%	493,000	-10%	(837,000)
+20%	674,000	-20%	(2,038,000)
Prepayment rate		Prepayment rate
+10%	(3,540,000)	-10%	3,713,000
+20%	(6,917,000)	-20%	7,611,000
Discount rate		Discount rate
+10%	(7,659,000)	-10%	8,615,000
+20%	(14,413,000)	-20%	18,358,000
Forward LIBOR rates		Forward LIBOR rates
+1%	2,883,000	-1%	(3,019,000)
+2%	5,707,000	-2%	(3,881,000)

(4)    Related Party Transactions

        On March 4, 2002, the Company advanced an unsecured loan to a non-executive employee in the amount of $40,000 to be repaid over 5 years at 6% interest per year through payroll deductions, of which $30,394 and $35,444 was outstanding at March 31, 2004 and June 30, 2003, respectively.

        At March 31, 2004 and June 30, 2003, Milestone Capital Management (MCM), an institutional money management firm, was managing approximately $112.4 million and $15.8 million, respectively, of cash and cash equivalents for the Company and charging its standard fees for its services. One of the Company's directors is a director of MCM. Members of the director's immediate family own approximately 40% of MCM's outstanding equity.

(5)    Borrowings from Related Parties

  (a) Line of Credit

        The Company entered into a $975,000 revolving line of credit with a bank effective April 24, 2002. The line of credit matured on April 24, 2003 and was renewed through December 31, 2003 subject to the same terms and conditions, with interest payable at 1% above the highest published Wall Street Journal prime rate. The terms of the line of credit required that the Company maintain accurate books and records; the assets be free of all liens, encumbrances and financing not approved by the lender; and when there was a balance outstanding under the line, no dividends or payments of principal and interest on any loans held by any guarantor, officer, director or stockholder could be made. A member of the board of directors of the Company is also a director and significant stockholder of a company that owns the bank. The Company believes that the line of credit was on substantially the same terms as those prevailing at the same time for comparable transactions with third parties. The Company did not renew this credit facility upon its expiration. The Company had no amounts outstanding under this line of credit at June 30, 2003 or subsequent to December 31, 2003, the date it matured, or at any time during the nine months ended March 31, 2004.

  (b) Notes Payable to Related Parties

        The Company utilized borrowings with conditional warrants totaling $5.5 million from stockholders and certain affiliates to fund the acquisition of TERI's loan processing operations in June 2001. The notes payable were to mature on May 30, 2004, with interest payable quarterly, at an annual rate of 10% of the current principal balance. Additional interest was required to be paid at a rate of 15% of the outstanding balance as of June 1 of the previous year on each May 30 until maturity. The terms of the borrowings required quarterly condensed financial statement reporting within 60 days of quarter-end, reporting of cash flow activities within 30 days of month-end, and audited financial statements within 180 days of year-end. The notes were paid in full on May 30, 2003. The notes would have entitled stockholders to conditional warrants that provided the right to purchase up to an aggregate of 22,072,000 shares of FMC's common stock at an exercise price of $0.25 per share if the notes were at any time in default, including for non-payment of the additional interest. The value ascribed to the warrants, which expired prior to becoming exercisable, was not material.

  (c) Notes Payable to TERI

        In connection with the acquisition of TERI's loan processing operations, the Company entered into a Note Payable Agreement with TERI on June 20, 2001, amounting to $3.9 million, $2.0 million of which related to the acquisition of TERI's software and network assets and $1.9 million of which related to the workforce-in-place. Principal and interest at an annual rate of 6% are payable in 120 monthly installments of $43,298 commencing on July 20, 2001 and ending on June 20, 2011. The note payable is secured by the software and network assets and workforce-in-place intangible assets. The outstanding balance of this note payable at March 31, 2004 and June 30, 2003 amounted to $3.1 million and $3.3 million, respectively.

        The Company also entered into a second note payable, amounting to $4.0 million, with TERI on June 20, 2001 to fund the acquisition of TERI's loan database. Principal and interest at an annual rate of 6% are payable in 120 monthly installments of $44,408 commencing on July 20, 2001 and ending on June 20, 2011. The note payable is secured by the loan database. The outstanding balance of this note payable at March 31, 2004 and June 30, 2003 amounted to $3.1 million and $3.4 million, respectively.

(6)    Other Borrowings

  (a) Revolving Line of Credit

        On August 28, 2003, the Company entered into an agreement with Fleet National Bank (Bank) to establish a revolving line of credit in the amount of $10 million, which includes a sub-limit for letters of credit. The proceeds are available for working capital and general corporate purposes. The revolving credit facility matures on August 28, 2005, with interest currently payable, at the Company's option, at the Bank's prime rate or LIBOR, plus 2%. The revolving credit line contains financial covenants, including minimum trailing 12-month up-front structural advisory fees, minimum tangible net worth, maximum liabilities to net worth ratios and minimum cash flow to debt service ratios, as well as certain financial reporting covenants. The Company was in compliance with these covenants at March 31, 2004. This agreement restricts the Company's ability to pay cash dividends in the event it is in default. At March 31, 2004, the Company had no borrowings outstanding under the revolving line of credit. The Bank has also issued on the Company's behalf three irrevocable letters of credit in the aggregate amount of $943,000 in lieu of security deposits for the lease and sublease of office space. Third party beneficiaries have not drawn upon this revolving credit facility. These letters of credit reduce the amount the Company may borrow under this revolving credit facility.

  (b) Note Payable Related to December 2003 Securitization

        In December 2003, we received $7.0 million upon the issuance of a $7.25 million note to the lead underwriter of our December 2003 securitization. The Company agreed to repay this note with the first $7.25 million of the $8.5 million up-front structural advisory fee that it expects to receive in July 2004 in connection with its December 2003 securitization. This note is further collateralized by the first $6.3 million of residual cash flow from the December 2003 securitization as well as $700,000 of restricted cash.

(7)    Stockholders' Equity

  Equity Transactions

        An executive officer of the Company had an agreement with two principal stockholders of the Company relating to shares of common stock of the Company owned by these stockholders. Pursuant to this agreement, the executive officer earned non-cash compensation of $900,000 through June 30, 2003. The executive officer earned additional non-cash compensation of approximately $1.6 million during the first quarter of fiscal 2004. On September 30, 2003, the agreement was terminated in exchange for vested options issued by these two principal stockholders.

  Authorized Shares

        In July 2003, the Board of Directors approved, and in August 2003 the stockholders approved, an increase in the total number of shares of common stock which the Company is authorized to issue from 14,280,440 to 25,000,000. In October 2003, the Board of Directors and stockholders approved an increase in the total number of shares of common stock which the Company is authorized to issue from 25,000,000 to 100,000,000. See "Stock Splits" below.

  2002 Director Stock Plan

        In September 2002, the Board of Directors approved, and in August 2003 the stockholders approved, a 2002 Director Stock Plan and reserved 200,000 shares of common stock for issuance to the Company's non-employee directors. As of March 31, 2004, options to purchase 40,000 shares have been issued under this plan.

  2003 Stock Incentive Plan

        In September 2003, the Board of Directors and stockholders approved a 2003 Stock Incentive Plan and reserved 1,200,000 shares of common stock for issuance under this plan. As of March 31, 2004, no options had been issued under this plan.

  Offering

        On September 2, 2003, the Board of Directors authorized management to proceed with an initial public offering. The costs associated with the initial public offering were capitalized and deducted from the proceeds upon the sale and issuance of stock. These costs totaled approximately $11.4 million, including underwriters' discounts. At June 30, 2003, capitalized offering costs amounted to approximately $72,000.

  Stock Splits

        In August 2003, the stockholders approved a 10-for-1 stock split which became effective on August 25, 2003. As such, all prior period share data have been retroactively adjusted to reflect the stock split.

        In October 2003, the Board of Directors approved a 4-for-1 stock split to be effected as a stock dividend immediately prior to the effectiveness of the initial public offering. On October 29, 2003, the stockholders became entitled to payment of such stock dividend. All share data has been retroactively adjusted to reflect this stock split.

  2003 Employee Stock Purchase Plan

        In October 2003, the Board of Directors and stockholders approved a 2003 Employee Stock Purchase Plan, and authorized the issuance of up to a total of 400,000 shares of the Company's common stock to participating employees. Employees who own 5% or more of the Company's common stock are not eligible to participate under the purchase plan. Participation in the plan is voluntary.

(8)    Pension Plan

        The following table sets forth the amounts recognized related to FMER's defined benefit pension plan in the Company's consolidated financial statements for the three and nine month periods ended March 31, 2004 and 2003:

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003
Components of net periodic pension cost:
Service cost	$149,049	$71,854	$447,145	$206,194
Interest on projected benefit obligations	52,595	32,818	157,784	94,175
Loss recognized	17,473	—	52,421	—
Expected return on plan assets	(34,453)	(20,672)	(103,358)	(59,321)

Net periodic pension cost	$184,664	$84,000	$553,992	$241,048

Employer Contributions

        During the nine months ended March 31, 2004, the Company made contributions of $328,000 to FMER's defined benefit pension plan. The Company expects to make additional contributions of $150,000 during the fourth quarter of fiscal 2004.

(9)    New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes new standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify three classes of freestanding financial instruments that embody obligations for the issuer as a liability or, in some cases, assets. This statement generally is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of this standard, a portion of which has been indefinitely deferred, did not and is not expected to have a material impact on the Company's consolidated financial condition, results of operations, earnings per share or cash flows.

        Beginning July 1, 2003, and for securitization trusts created after January 31, 2003, the Company applies FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," in assessing consolidation. FIN No. 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. At March 31, 2004, the securitization trusts created after January 31, 2003 have either met the criteria to be a qualified special-purpose entity (QSPE), as defined in paragraph 35 of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or the Company has determined that it is not the primary beneficiary of the securitization trusts, as defined by FIN No. 46. Accordingly, the Company did not consolidate these existing securitization trusts in these financial statements. In addition, the securitization trusts created prior to January 31, 2003 have been amended in order for them to be considered QSPEs.

        On December 24, 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN No. 46R), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R has replaced FIN No. 46. Public companies must apply either FIN No. 46 or FIN No. 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after December 15, 2003 to entities considered to be special-purpose entities. The adoption of FIN No. 46R, which the Company began to apply in December 2003, did not have a material impact on the Company's consolidated financial condition, results of operations, earnings per share or cash flows.

        The FASB issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets—an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet to be considered a QSPE. The FASB has announced that it expects to issue in the first half of 2004 a revised exposure draft that would include all of the proposed amendments to FASB Statement No. 140. The Company is monitoring the status of this Exposure Draft to assess its impact on the Company.

        In December 2003, the FASB issued revised SFAS Statement No. 132. This statement reforms the disclosure requirements contained in SFAS No. 132, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of this statement has not had a material impact on the financial statements of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The First Marblehead Corporation:

        We have audited the accompanying consolidated balance sheets of The First Marblehead Corporation and subsidiaries (the Company) as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The First Marblehead Corporation and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

September 4, 2003, except as to note 15,
which is as of October 29, 2003

Boston, Massachusetts

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002

	2003	2002
ASSETS
Cash and other short-term investments	$16,756,653	$5,243,308
Securities purchased under resale agreements	1,570,365	2,073,025

Total cash and cash equivalents	18,327,018	7,316,333

Service receivables:
Structural advisory fees	10,785,583	4,760,468
Residuals	43,600,465	13,573,360
Processing fees from The Education Resources Institute (TERI)	2,519,435	2,059,560

	56,905,483	20,393,388
Other receivables	142,818	348,603

Property and equipment	6,255,181	4,231,581
Less accumulated depreciation and amortization	(1,839,319)	(668,551)

Property and equipment, net	4,415,862	3,563,030
Goodwill	3,176,497	3,176,497
Intangible assets, net	3,608,538	3,879,005
Prepaid and other assets	477,019	338,891

Total assets	$87,053,235	$39,015,747

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$13,558,897	$3,292,238
Net deferred tax liability	14,395,985	5,265,063
Notes payable to related parties	—	4,518,000
Notes payable to TERI	6,674,020	7,305,348

Total liabilities	34,628,902	20,380,649

Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $0.01 per share; 20,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 53,185,440 and 51,121,760 shares issued and outstanding at June 30, 2003 and 2002, respectively	531,854	511,218
Additional paid-in capital	13,239,353	10,969,509
Retained earnings	38,653,126	7,154,371

Total stockholders' equity	52,424,333	18,635,098

Total liabilities and stockholders' equity	$87,053,235	$39,015,747

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Service revenue:
Structural advisory fees	$39,336,698	$14,760,226	$5,255,550
Residuals	30,027,105	11,831,993	1,136,040
Administrative and other fees	1,414,617	474,878	360,171
Processing fees from TERI	20,577,486	14,191,952	—

Total service revenue	91,355,906	41,259,049	6,751,761

Operating expenses:
Compensation and benefits	19,815,912	11,488,563	2,793,742
General and administrative expenses	16,072,928	10,651,639	1,943,145

Total operating expenses	35,888,840	22,140,202	4,736,887

Income from operations	55,467,066	19,118,847	2,014,874

Other (income) expense:
Interest expense	1,561,105	1,804,493	—
Interest income	(104,782)	(91,219)	(53,371)
Other income	(2,400)	(130,737)	—

Total other (income) expense, net	1,453,923	1,582,537	(53,371)

Income before income tax expense	54,013,143	17,536,310	2,068,245
Income tax expense	22,514,388	5,306,933	13,725

Net income	$31,498,755	$12,229,377	$2,054,520

Net income per share, basic	$0.59	$0.24	$0.04
Net income per share, diluted	0.55	0.23	0.04
Weighted average shares outstanding, basic	53,099,116	51,122,000	51,122,000
Weighted average shares outstanding, diluted	56,031,049	54,074,260	51,985,168

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended June 30, 2003, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at June 30, 2000	$511,218	$10,303,509	$(7,129,526)	$3,685,201
Net income	—	—	2,054,520	2,054,520

Balance at June 30, 2001	511,218	10,303,509	(5,075,006)	5,739,721
Warrants exercised	—	666,000	—	666,000
Net income	—	—	12,229,377	12,229,377

Balance at June 30, 2002	511,218	10,969,509	7,154,371	18,635,098
Warrants exercised	19,996	1,313,684	—	1,333,680
Options exercised	640	56,160	—	56,800
Non-cash compensation	—	900,000	—	900,000
Net income	—	—	31,498,755	31,498,755

Balance at June 30, 2003	$531,854	$13,239,353	$38,653,126	$52,424,333

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net income	$31,498,755	$12,229,377	$2,054,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,434,505	510,139	64,977
Amortization	1,017,995	868,523	—
Non-cash compensation	900,000	—	—
Change in assets/liabilities:
Increase in processing fees from TERI and other receivables	(254,090)	(2,090,767)	(192,063)
Increase in structural advisory fees	(6,025,115)	(3,110,380)	(788,655)
Increase in residuals	(30,027,105)	(11,935,009)	(991,966)
Increase in prepaid and other assets	(138,128)	(304,791)	—
Increase in deferred tax liability	9,130,922	5,265,063	—
Increase in accounts payable and accrued expenses	10,266,658	1,963,599	437,476

Net cash provided by operating activities	17,804,397	3,395,754	584,289

Cash flows from investing activities:
Purchases of property and equipment	(2,287,336)	(940,574)	(46,588)
Net cash paid for acquisition of TERI's loan processing operations	(747,528)	(985,136)	(1,315,890)

Net cash flow used for investing activities	(3,034,864)	(1,925,710)	(1,362,478)

Cash flows from financing activities:
Repayment on notes payable to TERI	(631,328)	(594,652)	—
Repayment on notes payable to related parties	(4,518,000)	(1,000,000)	—
Proceeds from notes payable to related parties	—	—	5,518,000
Stock warrants and options exercised	1,390,480	666,000	—

Net cash provided by (used for) financing activities	(3,758,848)	(928,652)	5,518,000

Net increase in cash and cash equivalents	11,010,685	541,392	4,739,811
Cash and cash equivalents, beginning of year	7,316,333	6,774,941	2,035,130

Cash and cash equivalents, end of year	$18,327,018	$7,316,333	$6,774,941

Supplemental disclosures of cash flow information:
Interest paid	$1,561,105	$1,804,493	$—

Income taxes paid	$7,099,099	$118,468	$11,312

Supplemental disclosure of noncash activities:
Structural advisory fees and residuals	$36,052,220	$15,045,389	$1,780,621

Non-cash compensation	$900,000	$—	$—

        In conjunction with the purchase acquisition detailed in Note 5 to the consolidated financial statements, assets were acquired and liabilities were assumed as follows:

Fair value of assets acquired	$—	$132,966	$9,230,456
Liabilities assumed	—	—	739,871

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003, 2002 and 2001

(1) Nature of Business

        The First Marblehead Corporation (FMC, and together with its subsidiaries, the Company), which was incorporated under the laws of the State of Delaware on August 13, 1994, provides outsourcing services for private education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of services for designing and implementing student loan programs for their respective customers, students, employees and members. The Company focuses primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. The Company is entitled to receive structural advisory fees and residuals for its services in connection with securitizations of loans generated by the loan programs that it facilitates. The Company also receives fees for administrative services for The National Collegiate Master Student Loan Trust I (NCMSLT) and for The National Collegiate Trust (NCT) and the separate securitization trusts established by NCT (NCT trusts).

        The Company offers services in connection with loan programs in two major marketing channels, private label and Guaranteed Access to Education, or GATE. To date, the Company has used discrete trust vehicles, depending on the marketing channel, for the securitizations that it facilitates. TERI-guaranteed private label loans have generally been purchased by NCMSLT. GATE loans, and a limited number of TERI-guaranteed and other loans, have been purchased by the NCT trusts.

        FMC has four wholly-owned subsidiaries:

  •
  First Marblehead Data Services, Inc. (FMDS), which was incorporated as a wholly-owned subsidiary of FMC under the laws of the Commonwealth of Massachusetts on April 1, 1996, provides administrative services to NCMSLT and the NCT trusts that own the student loans once securitized;

  •
  First Marblehead Education Resources, Inc. (FMER), which was incorporated as a wholly-owned subsidiary of FMC under the laws of the State of Delaware in March 2001, provides outsourced loan origination, pre-claims, claims and default management services to TERI;

  •
  GATE Holdings, Inc. (Gate Holdings), which was incorporated as a wholly-owned subsidiary of FMC under the laws of the State of Delaware on October 29, 1996, holds FMC's title to residual interests in NCMSLT and the NCT trusts. Gate Holdings has an interest of 75% of the funds available for distribution from NCMSLT, and a residual interest ranging between 10% and 26% of the funds available for distribution from the NCT trusts; and

  •
  TERI Marketing Services, Inc. (TMSI), which was incorporated as a wholly-owned subsidiary of FMER under the laws of the State of Delaware on May 14, 2001, provides marketing services to The Education Resource Institute (TERI), a not-for-profit organization that functions as a guarantor of student loans disbursed by participating lending institutions.

        On June 20, 2001, FMC and TERI completed a purchase and sale agreement that provided for FMC to acquire TERI's loan processing operations, including its historical database and workforce in place. FMER provides to TERI, under a Master Servicing Agreement, outsourced services including loan origination, customer service, default prevention, default processing and administrative services. TERI reimburses FMER on a monthly basis for expenses incurred relating to the service being performed on TERI's behalf based on the terms of the Master Servicing Agreement (see Note 5).

(2) Summary of Significant Accounting Policies

  (a)    Cash and Cash Equivalents

        Cash and cash equivalents include balances in money market funds and securities purchased under resale agreements with original maturities of three months or less. Securities purchased under resale agreements matured on July 1, 2003 and were collateralized by asset-backed securities owned by the bank that has provided the Company with its letters of credit (see Note 9). These asset-backed securities had a market value of $2,499,100 at June 30, 2003.

  (b)    Property and Equipment

        The Company provides for depreciation by the straight-line or accelerated methods at rates adequate to depreciate the appropriate assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

	2003	2002	Useful life
Equipment	$3,911,373	$3,249,059	3—5 years
Software	1,072,442	373,249	3 years
Leasehold improvements	498,836	83,531	5 years or lease term
Capital lease	404,968	55,688	lease term
Furniture and fixtures	367,562	470,054	5—7 years

	6,255,181	4,231,581

Less accumulated depreciation	(1,839,319)	(668,551)

Total property and equipment, net	$4,415,862	$3,563,030

  (c)    Use of Estimates

        The preparation of financial statements in accordance with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions (including the determination of the present value of expected future cash flows) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the recognition and valuation of structural advisory fees and residuals, and the valuation of goodwill and intangible assets. The Company considers the methods by which it makes these estimates and assumptions, as well as its policy with respect to the determination of whether or not to consolidate the securitization vehicles that it facilitates, to be critical accounting policies.

  (d)    Revenue Recognition

  Structural Advisory Fees — General

        Structural advisory fees are paid to the Company from NCMSLT and the NCT trusts for structuring and facilitating the securitization of the student loans and are recognized in service revenue when the loans are securitized. A portion of such fees is paid to the Company upon securitization and is based upon a percentage of the loan balance in the loan pool securitized. During fiscal 2003, the structural advisory fees paid at the time of the two fiscal 2003 NCMSLT securitizations, as a percentage of actual loans securitized, were 5.8% and 6.7%, and the structural advisory fee paid at the time of the fiscal 2003 NCT trust securitization, as a percentage of actual loans securitized, was 7.4% (of which 37% of the fee, or $1,983,192, was invested in the 2003 NCT trust and, on a discounted basis, is included in residuals). During fiscal 2002, the structural advisory fees paid at the time of the fiscal 2002 NCMSLT securitization and 2002 NCT trust securitization, as a percentage of actual loans securitized, were 4.0% and 5.4%, respectively (of which 31% of the NCT trust securitization fee, or $1,751,290, was invested in the 2002 NCT trust and, on a discounted basis, is included in residuals). During fiscal 2001, the structural advisory fee paid at the time of the fiscal 2001 NCT trust securitization, as a percentage of actual loans securitized, was 6.95% (of which 25% of the fee, or $1,231,087, was invested in the 2001 NCT trust and, on a discounted basis, is included in residuals).

        These investments in the NCT trusts were accounted for as a reduction in our structural advisory fees collected upon securitization and were recognized as residuals, accounted for in accordance with Accounting Principles Board Opinion No. 21, " Interest on Receivables and Payables."

        Further, the Company collects additional structural advisory fees over the life of the student loan once the assets of a securitization trust exceed its liabilities by amounts stipulated in the related indenture agreement, which excess ranges from 3.5% to 5.0%. For the securitizations conducted in fiscal 2003, 2002 and 2001, this fee amounts to 0.15% of the student loan balances outstanding in the trusts from time to time over the life of the student loans securitized.

  Residuals — General

        The Company is entitled to receive in NCMSLT 75% of the residuals representing its interests, once the balance of the loans in NCMSLT exceeds the balance of the debt by 3.5%. The Company is also entitled to receive from the NCT trusts a fee of 10% of the residuals of GATE loans plus a share of the residuals (primarily determined by the percentage of securitized loans related to FMC's investment) based on its beneficial interests in the fiscal 2003, 2002, 2001, 2000 and 1999 securitizations in each NCT trust after all bondholders have been repaid. The Company's investment in the NCT trusts was made in order to eliminate the default risk exposure of a limited number of schools. In exchange, the Company received the rights to residual interests that these schools would otherwise hold in the trust. The value of this residual is primarily affected by the loan performance at these schools.

  Structural Advisory Fees and Residuals — Policy

        The estimated present value of the additional structural advisory fees and residuals, net of prepayment, default and recovery assumptions, is deemed earned at the time a securitization transaction is completed because evidence of an arrangement exists, services have been provided, the fee is fixed and determinable based on discounted cash flow analyses, and collectibility is reasonably assured.

        Structural advisory fees and residuals receivables are carried on the balance sheet at fair value and are evaluated on a periodic basis based on the present value of expected future cash flows, using management's best estimates. These estimates are based on historical and third-party data, and the Company's industry experience with the assumptions for default, prepayments, recoveries and discount rates commensurate with the risk involved, considering current student loan balances and current outstanding balances of borrowings in the securitization trusts.

  Administrative and Other Fees

        Administrative fees are paid from NCMSLT and the NCT trusts to FMDS as of each trust payment date for the daily management of the securitization trusts and the services provided in obtaining information from the servicers and reporting to parties related to a securitization. The fee is based upon a percentage of the outstanding principal balance of each of the debt of the NCT trusts and NCMSLT. The fee varies with each separate securitization and can range from 5 basis points to 20 basis points. The fee was 20 basis points for the fiscal 2003 NCT trust securitization and 10 basis points for the two fiscal 2003 NCMSLT securitizations, and 10 basis points for all of the fiscal 2002 and 2001 securitizations. The Company recognizes such fees in service revenue when earned, as administrative services are provided.

        Other fees are based upon a fixed dollar amount per loan and/or a percentage of the loan balance and are recognized in service revenue upon origination by the third-party financial institution. Other fees include fee income to FMER relating to a supplement to the Master Servicing Agreement that entitles FMER to 50% of fee income earned by TERI on an accrual basis based upon loan origination as stipulated in the loan origination agreement between TERI and a third-party financial institution.

  Processing Fees from TERI

        Processing fees from TERI consist of reimbursement of expenses incurred by FMER relating to services performed on behalf of TERI under the terms of the Master Servicing Agreement and are recognized as services are performed.

        Interest income is accrued based on the expected rate to be paid by the financial institution multiplied by the cash or short term investment balance.

  (e)    Goodwill and Intangible Assets

  Goodwill

        Goodwill has been recorded as the excess of the purchase price paid over the fair value of net assets of the business acquired. The goodwill consists of the fair value of workforce-in-place as well as certain direct acquisition costs and a fair value adjustment for liabilities assumed. The fair value of the workforce-in-place was based upon an appraisal obtained from an independent third-party.

        Goodwill is not amortized but is evaluated for impairment at least annually, and the Company has concluded that goodwill was not impaired as of June 30, 2003. The Company early-adopted

Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," during fiscal 2001. The Company considers the following factors in assessing goodwill for impairment: an appraisal obtained from a third-party, increases in private label loan volume facilitated and securities, the number of private label customers, and revenues and profitability related to private label loans. Impairment, if any, would be determined based upon a discounted cash flow analysis, using a discount rate commensurate with the risks involved.

  Intangible Assets

        Intangible assets were also recorded in connection with the TERI acquisition and consist of the cost of the acquired loan database. This database tracks information such as borrower credit characteristics, borrowing practices, interest rates, fees and default rates, and provides several significant competitive advantages. The data allow the Company to analyze risk trends and the amount of risk specific to the loans that become part of the securitizations that it structures. Additionally, the data assist in the Company's default prevention efforts by providing a basis by which it monitors borrower default experiences. The Company also utilizes the database information to monitor and analyze student loan information in order to customize loan products for the Company's third-party lender clients and to assist them in the risk-based pricing of the loan products.

        This loan database was valued based upon an appraisal obtained from an independent third-party. Intangible assets are amortized over their estimated useful life of five years, using the straight-line method. Capitalized costs paid to TERI for monthly database updates are amortized over five years from the date of capitalization. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        As of June 30, 2003, the Company had approximately $3.6 million in unamortized identifiable intangible assets. During the year ended June 30, 2003, $747,528 of additional intangible assets were recognized relating to updates which add significant value and extend the useful life of the loan database purchased.

        Total amortization expense associated with these intangible assets in fiscal 2003 and 2002 was $1,017,995 and $868,523, respectively. Estimated future amortization expense for these assets during the next five fiscal years is as follows:

2004	$1,167,534
2005	1,317,040
2006	1,466,545
2007	679,038
2008	529,499

  (f)    Consolidation

        The consolidated financial statements include the accounts of FMC and its subsidiaries, after eliminating intercompany accounts and transactions. Prior to July 1, 2003, excluding securitization trusts created after January 31, 2003, in accordance with various Emerging Issues Task Force issues and related interpretations, the Company did not consolidate the NCMSLT and the NCT trusts created for securitization purposes. The Company considered, among other things, the following factors in assessing consolidation of the securitization trusts:

  •
  The Company does not have unilateral decision-making abilities related to significant matters affecting the securitization trusts, such as asset acquisition, prepayment of debt, placement of debt obligations and modification of trust documents;

  •
  The Company does not have substantially all the risks and rewards of ownership, as TERI and the respective colleges provide substantially all of the student loan guarantees;

  •
  The Company is a facilitator for which it receives market-based fees and is not the transferor of assets to the securitization trusts; and

  •
  The Company's continuing involvement in the securitization trusts is limited to a passive residual interest and its role as an administrator for the trusts for which it receives market-based fees.

        Beginning July 1, 2003, and for securitization trusts created after January 31, 2003, the Company applies FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," in assessing consolidation. FIN No. 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. At June 30, 2003, the existing securitization trusts created after January 31, 2003 have either met the criteria to be a qualified special-purpose entity (QSPE), as defined in paragraph 35 of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or the Company has determined that it is not the primary beneficiary of the securitization trusts, as defined by FIN No. 46. Accordingly, the Company did not consolidate these existing securitization trusts in these financial statements. The Company is currently evaluating the securitization trusts created prior to January 31, 2003 to determine if the Company is the primary beneficiary. If the Company determines that it is the primary beneficiary of any of these securitization trusts, the Company expects the parties to the trust documents to amend them in order for these securitization trusts to be considered QSPEs.

        In June 2003, the FASB issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets—an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet to be considered a QSPE. The Company is monitoring the status of this Exposure Draft to assess the impact to the Company's financial condition and results of operations.

  (g)    Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h)    Pension

        Effective January 1, 2002, FMER has a non-contributory defined benefit pension plan, funded through group annuities, that covers substantially all FMER employees. The pension plan benefit obligation for FMER employees accrued under the TERI plan was transferred to the FMER plan. Plan costs are charged to expense and funded annually. The expense relating to the pension plan is reimbursed by TERI under the terms of Master Servicing Agreement. FMER uses a June 30 measurement date to determine its pension expense and related financial statement disclosure information.

  (i)    Stock Options

        The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of stock-based awards on the date of grant. For employee stock-based awards, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net earnings disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosures of SFAS No. 123.

        The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

        For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the vesting period of the options. The Company's consolidated pro forma net income and net income per share for the years ended June 30, 2003, 2002 and 2001, had the Company elected to recognize compensation expense for the granting of options under SFAS No. 123 using the Black-Scholes option pricing model, are as follows for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Net income—as reported	$31,498,755	$12,229,377	$2,054,520
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(459,931)	(275,548)	—

Net income—pro forma	$31,038,824	$11,953,829	$2,054,520

Net income per share—basic—as reported	$0.59	$0.24	$0.04
Net income per share—basic—pro forma	0.58	0.23	0.04
Net income per share—diluted—as reported	0.55	0.23	0.04
Net income per share—diluted—pro forma	0.55	0.22	0.04

        The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended June 30, 2003, 2002 and 2001:

Assumption	2003	2002	2001
Expected risk-free interest rate	3.91%	4.95%	6.10%
Expected dividend yield	—	—	—
Expected average life in years	7	7	7

        The weighted average grant date fair market value of stock options granted during fiscal 2003, 2002 and 2001 was $5.22, $12.91 and $0, respectfully.

        Option pricing models require the input of highly subjective assumptions. Because the Company's employee stock has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  (j)    Software and Web Site Development Costs

        The Company accounts for software costs in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met during the other stages of the software's development, directly attributable costs should be capitalized. During fiscal 2003, 2002 and 2001, the Company capitalized $410,335, $118,027 and $0, respectively, of software costs.

        The Company accounts for its web site development costs consistent with EITF Issue No. 00-2, "Accounting for Web Site Development Costs." Issue 00-2 requires that planning costs be expensed as incurred, costs to develop web site application and infrastructure and graphics be capitalized once the capitalization criteria of SOP 98-1 have been met, and operating costs such as training and maintenance, unless such costs add new functionality, be expensed as incurred. During fiscal 2003, 2002 and 2001, the Company capitalized $288,859, $0 and $0, respectively, of web site development costs.

        The capitalized software and web site development costs are being amortized over their useful life of three years.

  (k)    Net Income Per Share

        Basic net income per share is computed by dividing net income by the basic weighted-average number of shares outstanding for the periods presented. Diluted net income per share is computed by dividing net income by the diluted weighted average shares outstanding and common equivalent shares outstanding during the period. The weighted average shares outstanding and common equivalent shares outstanding has been determined in accordance with the treasury stock method. Common stock equivalents consist of stock issuable upon the exercise of outstanding stock options.

  (l)    Comprehensive Income

        The Company has no sources of other comprehensive income. Therefore, comprehensive income consists solely of net income.

  (m)    New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes new standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify three classes of freestanding financial instruments that embody obligations for the issuer as a liability or, in some cases, assets. This statement generally is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of this standard did not and is not expected to have a material impact on our consolidated financial condition, results of operations, earnings per share or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition when companies elect to change from the intrinsic method to the fair value method of accounting for stock-based employee compensation, including stock options. In addition, this statement amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ended after December 15, 2002 and the disclosures to be provided in interim financial reports are required for interim periods beginning after December 15, 2002. We currently use the intrinsic method of accounting for stock options and have not yet determined if we will change to the fair value method of accounting for employee stock options.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recording at fair value of the issuance of certain guarantees, which would include FMC's guarantee to TERI for the full and timely performance by FMER under the terms of the Master Servicing Agreement (see note 5). The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of the Interpretation did not materially affect our financial condition, results of operations, earnings per share or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of this standard did not materially affect our financial condition, results of operations, earnings per share or cash flows.

        In April 2002, the FASB issued SFAS No. 145 which rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. We adopted SFAS No. 145 in 2003. Adoption of this standard did not materially affect our financial condition, results of operations, earnings per share or cash flows.

  (n)    Reclassification

        Certain amounts in prior years have been reclassified to conform to the 2003 consolidated financial statement presentation.

(3) Industry Segment Information

        The Company's activities are considered to be in a single industry segment for financial reporting purposes. The Company is engaged in the business of private education finance services and related activities. Substantially all income is derived from these activities.

(4) Service Receivables

  Balance Sheet Data

        Structural advisory fees and residuals receivables represent the present value of additional structural advisory fees and residuals expected to be collected over the life of the student loan, net of prepayment, default and recovery estimates. The fees are paid from the various NCT trusts and NCMSLT to the Company. Processing fees receivable from TERI represents amounts due from TERI for expenses incurred by FMER on TERI's behalf.

	At June 30,
	2003	2002
2003 securitizations	$32,951,154	$—
2002 securitizations	17,888,866	14,795,369
2001 securitization	1,890,130	1,767,906
2000 securitization	1,212,471	1,219,299
1999 securitization	443,427	551,254

Total structural advisory fees and residuals	54,386,048	18,333,828
Processing fees receivable from TERI	2,519,435	2,059,560

Total service receivables	$56,905,483	$20,393,388

        The following table summarizes the changes in the fair value of the structural advisory fees receivable for the years ended June 30, 2003 and 2002, respectively:

	2003	2002
Fair value at beginning of year	$4,760,468	$1,547,072
Additions from structuring new securitizations	5,452,550	3,143,161
Fair market value adjustments	572,565	70,235

Fair value at end of year	$10,785,583	$4,760,468

        The following table summarizes the changes in the fair value of the residuals receivable for the years ended June 30, 2003 and 2002, respectively:

	2003	2002
Fair value at beginning of year	$13,573,360	$1,741,367
Additions from structuring new securitizations	27,498,604	11,652,208
Fair market value adjustments	2,528,501	179,785

Fair value at end of year	$43,600,465	$13,573,360

        The cash flows on structural advisory fees receivable from scheduled securitization trust cash flows were discounted at a rate equal to the 10-year Treasury rate at June 30, 2003 and 2002 plus 2.0%. The discount rate used at June 30, 2003 and 2002 for the fiscal 2003 and 2002 securitizations was 5.33% and 6.86%, respectively, for the structural advisory fees receivable. The discount rate used to measure the fair value of the residuals receivable was 12% for the years ended June 30, 2003 and 2002. Prepayment assumptions used on private label loans were 7% in fiscal 2003 and 2002, and on GATE loans were 4% in fiscal 2003 and 3% in fiscal 2002. Default assumptions used on private label loans were 8.1% in fiscal 2003 and ranged from 6.9% to 9.0% in fiscal 2002. Default assumptions used on GATE loans were 25% in fiscal 2003 and 2002. Recovery rate assumptions used on private label loans were 40% in fiscal 2003 and ranged from 40% to 50% in fiscal 2002. Recovery rate assumptions used on GATE loans were 50% in fiscal 2003 and 2002.

        In connection with the three most recent securitizations of GATE loans, in order to accommodate a limited number of schools, the Company invested approximately $2.0 million, $1.8 million, and $1.2 million, respectively, of the Company's up-front structural advisory fees in the NCT trusts. These investments entitle the Company to additional interest in the residuals of the NCT trusts and are included in residuals receivable on the consolidated balance sheets.

        The above receivables are anticipated to be collected over the estimated lives of the securitization trusts. For the 2003 securitizations, the cash flows of the securitization trusts are expected to be collected over approximately 20 to 24 years and, based on the assumptions used, the structural advisory fees and residuals receivables are anticipated to be collected beginning in 2008. For the 2002 securitizations, the cash flows of the securitization trusts are expected to be collected over approximately 17 to 20 years and, based on the assumptions used, the structural advisory fees and residuals receivables are anticipated to be collected beginning in 2008. As the receivables are determined using various assumptions and factors, actual results may differ from these estimates.

        The effect on the fair value of the structural advisory fees and residuals receivables based on variations of 10% or 20%, except for the forward LIBOR rates, which are based on variations of 1% and 2% from the forward LIBOR rates at June 30, 2003, from the assumed levels for each key assumption is as follows:

Structural advisory fees receivables, June 30, 2003	$10,785,583

Default rate		Default rate
+10%	$(179,000)	-10%	$114,000
+20%	(261,000)	-20%	244,000
Default recovery rate		Default recovery rate
+10%	11,000	-10%	(60,000)
+20%	35,000	-20%	(60,000)
Prepayment rate		Prepayment rate
+10%	(354,000)	-10%	318,000
+20%	(637,000)	-20%	659,000
Discount rate		Discount rate
+10%	(374,000)	-10%	389,000
+20%	(730,000)	-20%	798,000
Forward LIBOR rates		Forward LIBOR rates
+1%	274,000	-1%	(251,000)
+2%	575,000	-2%	(555,000)
Residuals receivables, June 30, 2003	$43,600,465

Default rate		Default rate
+10%	$(1,387,000)	-10%	$367,000
+20%	(3,412,000)	-20%	691,000
Default recovery rate		Default recovery rate
+10%	273,000	-10%	(351,000)
+20%	492,000	-20%	(1,226,000)
Prepayment rate		Prepayment rate
+10%	(2,029,000)	-10%	2,131,000
+20%	(3,974,000)	-20%	4,361,000
Discount rate		Discount rate
+10%	(4,324,000)	-10%	4,885,000
+20%	(8,154,000)	-20%	10,424,000
Forward LIBOR rates		Forward LIBOR rates
+1%	1,070,000	-1%	$(1,313,000)
+2%	1,906,000	-2%	(2,890,000)

        These sensitivities are hypothetical and should be used with caution. The effect of each change in assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in key assumptions may be less than the sum of the individual effects above.

        The principal balance and accrued interest of loans securitized in fiscal 2003 and 2002 totaled approximately $560.3 million and $298.4 million, respectively.

  Statement of Income Data

        Service revenue recognized in the year of securitization on loans securitized and other service revenue for the years ended June 30, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Service revenue recognized related to current year securitization:
Structural advisory fees collected upon securitization	$33,311,583	$11,546,830	$3,433,394
Structural advisory fees accrued	5,452,550	3,143,161	654,679
Residuals accrued	27,498,604	11,652,208	991,966
Administrative and other fees accrued	207,285	150,546	139,046
Administrative and other fees collected	696,068	67,605	21,808

Service revenue recognized in the year of securitization	67,166,090	26,560,350	5,240,893
Other service revenue:
Income from prior securitizations
Structural advisory fees on loans sold by trusts (see below)	—	—	1,111,778
Structural advisory fees	572,565	70,235	55,699
Residuals	2,528,501	179,785	144,074
Administrative and other fees	511,264	256,729	199,317
Processing fees from TERI	20,577,486	14,191,950	—

	$91,355,906	$41,259,049	$6,751,761

        The principal balance of loans facilitated but unsecuritized, and owned by third-party financial institutions at June 30, 2003, 2002, and 2001 totaled $160.4 million, $65.1 million, and $27.3 million, respectively.

        During fiscal 2001, the Company received $1.1 million, or 2.75% of the principal balance sold, in structural advisory fees for structuring the securitization of student loans held by a third-party financial institution. Additional fees of $111,000 related to this securitization were collected subsequent to year-end and were included in other receivables at June 30, 2001. In addition, certain loans that had been originated by this third-party financial institution and that had been held in the 2000 and 1999 NCT trusts were also sold in return for a fee of 4.5% of the unpaid principal balance of the loans. The Company was entitled to receive this 4.5% fee for the 2000 securitization from the residuals in the 2000 NCT trust, plus accrued interest. The third-party financial institution was also released from its obligation to guarantee the unsecuritized loans and sell them to the NCT trust.

(5) Acquisition

        On June 20, 2001, the Company acquired for $9,230,456, certain fixed and intangible assets in addition to the loan processing operations of TERI. During 2002, additional fixed assets of $132,966 were purchased as part of the acquisition. This transaction was accounted for as an acquisition of a business. As part of the transaction, the Company established a new subsidiary, FMER, to provide certain services for the benefit of TERI. TERI continues to be a provider of private student loan guarantee services, education information and counseling services for young people from families where neither parent is a college graduate, and manager of national initiatives related to college access and financing.

        On February 2, 2001, FMC and TERI entered into a two-year Master Loan Guarantee Agreement which grants TERI a right of first refusal to guarantee existing and future FMC private label loan programs, as well as new, jointly created loan programs during the term of the Agreement. In June 2001, as a result of the closing of the Company's acquisition of TERI's loan processing operations, the Master Loan Guaranty Agreement was automatically extended to a five year term from the date of the acquisition closing, with a further five year renewal option exercisable by either party. Under the Agreement, FMC granted to TERI a right of first refusal to guarantee FMC's private label clients' existing and future loan programs with certain exceptions, such as loan programs which do not require the type of credit enhancement provided by TERI. The loans guaranteed pursuant to the Master Loan Guaranty Agreement comprise only a portion of TERI's guarantee business, and the Master Loan Guaranty Agreement does not preclude TERI from continuing to provide its guarantees to loan originators not associated with FMC. Under the terms of the Master Loan Guaranty Agreement, FMC has agreed to create a market for lenders to sell TERI-guaranteed loans through FMC-facilitated securitizations, and TERI receives a 25% interest in the residuals of the securitizations of TERI-guaranteed loans, in exchange for TERI's agreement to guarantee those loans.

        FMER provides to TERI, under a Master Servicing Agreement, underwriting, documentation and other origination services, technical support, disbursements, customer service, collections, accounting services, guarantee claims management and administrative services, in support of TERI's loan guarantee function. FMC guarantees the full and timely performance by FMER of its obligations pursuant to this Master Servicing Agreement. FMC also benefits from use of the acquired TERI assets, including historical loan data, to support the design and implementation of future FMC loan programs and new jointly created loan programs. In addition, TERI has the right to designate one of three representatives to serve on the board of directors of FMER.

        TMSI and TERI entered into a Marketing Services Agreement whereby TMSI, for and on behalf of TERI, has developed a marketing plan and marketing materials which are used to solicit new and existing lenders to enter into loan origination agreements and guarantee agreements with TERI. In order to ensure the proper performance of the Marketing Services Agreement, TMSI has the right to review and approve the marketing plans, including the related budget. In addition, TERI has the right to designate one of three representatives to serve on the board of directors of TMSI. The Marketing Services Agreement has a five-year term, with one five-year renewal option, at the election of either party.

        In addition to two notes payable, totaling $7.9 million, and cash of $1.0 million paid by FMC in June 2001 to acquire the loan processing operations of TERI, FMC pays a monthly fee of $62,294, in advance, which began on July 20, 2001 for a term of five years as consideration for the rights to receive updates and queries about TERI's loan database. This agreement for future updates and queries of the loan database can be renewed by either party for one, five-year renewal term. If this agreement is renewed, FMC will pay a monthly purchase fee of $20,627 for sixty months. FMC has paid $747,528 during the year ended June 30, 2003 related to such fees, which has increased the balance of intangible assets.

        The fixed and intangible assets were sold to allow the services required under the Master Servicing Agreement by FMER to be performed as effectively and efficiently as possible. FMC also benefits from use of the assets, including historical loan data, to support the design and implementation of future FMC loan programs and new jointly created loan programs.

(6) Related Party Transactions

        On March 4, 2002, the Company advanced an unsecured loan to a non-executive employee in the amount of $40,000 to be repaid over 5 years at 6% interest per year through payroll deductions, of which $35,444 is outstanding at June 30, 2003.

        At June 30, 2003, Milestone Capital Management (MCM), an institutional money management firm was managing approximately $15.8 million of cash and cash equivalents for FMC and charging its standard fees for its services. One of FMC's directors is a director of MCM. Members of the director's immediate family own approximately 40% of MCM's outstanding equity.

(7) Borrowings from Related Parties

  (a)    Notes Payable to Related Parties

        The Company utilized borrowings with conditional warrants totaling $5.5 million from stockholders and certain affiliates to fund the acquisition of TERI's loan processing operations. The notes payable were to mature on May 30, 2004, with interest payable quarterly, at an annual rate of 10% of the current principal balance. Additional interest was required to be paid at a rate of 15% of the outstanding balance as of June 1 of the previous year each May 30 until maturity. The terms of the borrowings required quarterly condensed financial statement reporting within 60 days of quarter-end, reporting of cash flow activities within 30 days of month-end, and audited financial statements within 180 days of year-end. The notes were paid in full on May 30, 2003. The notes would have entitled each stockholder to a portion of 22,072,000 of conditional warrants that provided the right to purchase up to a specified number of shares of FMC's common stock at an exercise price of $0.25 per share if the notes were at any time in default, including for non-payment of the additional interest. The value ascribed to the warrants, which expired prior to becoming exercisable, was not material.

        The Company entered into a $975,000 revolving line of credit with a bank effective April 24, 2002 of which none is outstanding at June 30, 2003. The line of credit matured on April 24, 2003 and was renewed through December 31, 2003 subject to the same terms and conditions, with interest payable at 1% above the highest published Wall Street Journal prime rate. The terms of the line of credit require that: the Company maintain accurate books and records; the assets be free of all liens, encumbrances and financing not approved by the lender; and when there is a balance outstanding under the line, no dividends or payments of principal and interest on any loans held by any guarantor, officer, director or stockholder may be made. A member of the board of directors of the Company is also a director and significant stockholder of a company that owns the bank. The Company believes that the line of credit is on substantially the same terms as those prevailing at the same time for comparable transactions with third parties. The Company does not expect to renew this revolving line of credit.

  (b)    Notes Payable to TERI

        In connection with the acquisition of TERI's loan processing operations, the Company entered into a Note Payable Agreement with TERI on June 20, 2001, amounting to $3.9 million, $2 million of which relates to the acquisition of TERI's software and network assets and $1.9 million of which relates to the workforce-in-place. Principal and interest at an annual rate of 6% are payable in 120 monthly installments of $43,298 commencing on July 20, 2001 and ending on June 20, 2011. The note payable is secured by the software and network assets and workforce-in-place intangible assets. The outstanding balance of this note payable at June 30, 2003 amounted to $3.3 million.

        The Company also entered into a second note payable, amounting to $4.0 million, with TERI on June 20, 2001 to fund the acquisition of TERI's loan database. Principal and interest at an annual rate of 6% are payable in 120 monthly installments of $44,408 commencing on July 20, 2001 and ending on June 20, 2011. The note payable is secured by the loan database. The outstanding balance of this note payable at June 30, 2003 amounted to $3.4 million.

        Principal payments due on notes payable to TERI in each of the five fiscal years and thereafter subsequent to June 30, 2003 are as follows:

2004	$670,270
2005	711,605
2006	755,494
2007	802,093
2008	851,565
Thereafter	2,882,993

$6,674,020

(8) Retirement Plans

  (a)    Defined Contribution Plan—401(k)

        FMC offers all its employees, age 21 and older, the opportunity to participate in a contributory 401(k) retirement plan. Employee contributions vest immediately. FMC, at its option, can contribute to the plan for the benefit of its employees. However, FMC made no contributions to the plan during the years ended June 30, 2003, 2002, and 2001. Expenses incurred by FMC for administrative costs totaled $3,200, $325, and $4,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

        FMER has a defined contribution plan which is funded through group fixed and variable annuity contracts and covers substantially all employees. FMER offers eligible employees the opportunity to participate in the defined contribution plan which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to be a participant in the plan after one month of service and are eligible for employer contributions after one year of service and 1,000 hours of service. Most employer contributions are fully vested after five years. Employees vest in these employer contributions based on the following percentages: year 1 - 0%; year 2 - 20%; year 3 - 30%; year 4 - 60%; and year 5 - 100%. Further, FMER may make other discretionary contributions, which amounted to $244,067 and $218,819 for the years ended June 30, 2003 and 2002, respectively. This expense was reimbursed by TERI under the terms of the Master Servicing Agreement.

  (b)    Pension Plan

        The following table sets forth the amounts recognized related to FMER's defined benefit pension plan in the Company's consolidated financial statements for the years ended June 30, 2003 and 2002:

	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$1,809,646	$—
Transfer from TERI Plan	—	1,320,813
Benefits paid	(761)	—
Service cost	293,410	120,442
Interest on projected benefit obligations	134,011	49,531
Actuarial loss	880,183	318,860

Benefit obligation at end of year	$3,116,489	$1,809,646

Change in plan assets:
Fair value of plan assets at beginning of year	$873,076	$—
Employer contributions	480,000	—
Expenses and benefits paid	(8,185)	—
Transfer from TERI plan	—	739,129
Actual return on plan assets	36,416	133,947

Fair value of plan assets at end of year	$1,381,307	$873,076

Funded status:
Unrecognized net actuarial (gain) loss	$(993,742)	$(58,139)
Unrecognized prior service cost	—	—
Prepaid (accrued) benefit cost	(741,440)	(878,431)

	$(1,735,182)	$(936,570)

Components of net periodic pension cost:
Service cost	$293,410	$120,442
Interest on projected benefit obligations	134,011	49,531
Expected return on plan assets	(84,412)	(31,413)

Net periodic pension cost	$343,009	$138,560

        Assumptions used in determining the actuarial present value of the projected benefit obligation as of June 30, 2003 and 2002 were as follows:

	2003	2002
Discount rate	5.85%	7.00%
Salary increase	5.50	5.50
Long-term rate of return	8.50	8.50

(9) Commitments and Contingencies

  Leases

        The Company leases office space and equipment under non-cancelable operating leases expiring through November 2007. Rent expense pursuant to these operating leases for the periods ended June 30, 2003, 2002 and 2001 was approximately $1,556,000, $932,000 and $155,880, respectively.

        Furniture included on the balance sheet as of June 30, 2003 at a cost of $404,968 and accumulated depreciation of $46,066 was financed through non-cancelable capital leases.

        The future minimum lease payments required under these leases for each of the five fiscal years subsequent to June 30, 2003 are approximately as follows:

	Capital leases	Operating leases
2004	$86,683	$1,180,542
2005	63,902	222,815
2006	63,902	233,696
2007	63,902	220,223
2008	26,626	—

Total minimum lease payments	305,015	$1,857,276

Less amounts representing interest	(42,940)

Present value of future minimum lease payments	262,075
Less current portion	(86,683)

	$175,392

  Letters of Credit

        On March 27, 2002, a bank issued an Irrevocable Letter of Credit on behalf of the Company with a third-party as the beneficiary in the amount of $56,250. On October 31, 2002 and March 20, 2003, this bank issued two additional Irrevocable Letters of Credit on behalf of the Company with another third-party as the beneficiary in the amounts of $113,750 and $273,000, respectively. The three Letters of Credit were issued in lieu of security deposits for the sublease of office space. As of June 30, 2003, the Letters of Credit had not been drawn upon. A member of the board of directors of the Company is also a director and significant stockholder of the company that owns this bank.

  Loan Database

        Under the terms of the Database Purchase and Supplementation Agreement between the Company and TERI, the Company pays a monthly purchase fee of $62,294. The payments commenced on July 20, 2001 and will be paid as consideration for the rights to receive updates and queries to the loan database acquired in June 2001 for a term of five years, and can be renewed by either party for one five-year renewal term for monthly payments of $20,627.

  Agreements with Executive Officers

        During fiscal 2003, the Company entered into commitments with two senior executives that provide for guaranteed levels of severance upon a change in control. The first executive is entitled to $1 million, net of pre-tax profit on stock options, if the change of control occurs within the first 18 months of his employment and the sale of shares upon exercise of stock options does not yield a $1 million, pre-tax profit. If the second executive is not offered employment with comparable scope, compensation and responsibilities within 35 miles of his current residence, he is entitled to accelerated vesting of stock options and to continuation of salary and benefits for six months following the change of control.

  Legal Proceedings

        The Company is involved in routine legal proceedings occurring in the ordinary course of business. In the opinion of management, final disposition of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

  Agreements with Lenders

        Under the terms of some of FMC's contracts with key lender clients, FMC has an obligation to securitize loans originated by those lenders periodically, typically twice per year. FMC may agree with certain lenders to securitize more frequently in the future. If FMC does not honor these obligations, FMC may be required to pay liquidated damages, generally not to exceed 1% of the face amount of the loans available for securitization. FMC has complied with the terms of these contracts and, accordingly, no liability has been accrued.

  Capital Expenditures

        The Company has capital expenditure commitments for fiscal 2004 of approximately $0.5 million. Such expenditures are expected to relate to the expansion of the Company's facilities and improvement of our loan processing infrastructure.

(10) Concentrations

  TERI

        In its role as guarantor in the private education lending market, TERI agrees to reimburse lenders for unpaid principal and interest on defaulted loans. TERI is the exclusive provider of borrower default guarantees for our clients' private student loans, with limited exceptions. TERI currently has a Baa3 counterparty rating from Moody's Investors Service, which is the lowest investment grade rating, and an insurer financial strength rating of A+ from Fitch Ratings. If these ratings are lowered, FMC's clients may not wish to enter into guarantee arrangements with TERI. In addition, FMC may receive lower structural advisory fees because the costs of obtaining financial guarantee insurance for the asset-backed securitizations that FMC structures could increase.

  PHEAA

        There are currently six TERI-approved loan servicers. The Company currently utilizes three of these servicers. Pennsylvania Higher Education Assistance Agency (PHEAA) currently services substantially all loans for which the Company facilitates origination. This arrangement allows the Company to increase the volume of loans in the Company's clients' loan programs without incurring the overhead investment in servicing operations. As with any external service provider, there are risks associated with inadequate or untimely services. In addition, if the Company's relationship with PHEAA terminates, the Company would either need to expand or develop a relationship with another TERI-approved loan servicer, which could be time-consuming and costly.

  Significant Customers

        In 2003, processing fees from TERI represented approximately 23% of total service revenue, and securitization related fees from NCMSLT represented approximately 71% of total service revenue. The Company did not recognize more than 10% of total service revenue from any other customer.

(11) Income Taxes

        Components of income tax expense for the years ended June 30, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Current:
Federal	$10,937,195	$31,550	$43,361
State	2,446,271	10,320	13,725

Total current tax expense	13,383,466	41,870	57,086

Deferred:
Federal	6,815,312	6,124,633	625,763
State	2,315,610	1,013,525	—
Change in valuation allowance	—	(1,873,095)	(669,124)

Total deferred income tax expense	9,130,922	5,265,063	(43,361)

Income tax expense	$22,514,388	$5,306,933	$13,725

        The following table reconciles the expected federal income tax expense (computed by applying the federal statutory tax rate to income before taxes) to recorded income tax expense for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Computed federal tax expense	$18,904,600	$6,137,708	$703,203
State tax, net of federal benefits	3,095,300	832,368	9,141
Change in valuation allowance	—	(1,873,095)	(669,124)
Other	514,488	209,952	(29,495)

Income tax expense	$22,514,388	$5,306,933	$13,725

        The tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases that give rise to significant deferred income tax assets and deferred tax liabilities at June 30, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Deferred tax assets:
Tax net operating loss carryforward	$—	$—	$1,800,897
Depreciation	—	18,682	30,287
Other	—	—	—
AMT credit	—	—	41,911
Valuation allowance	—	—	(1,873,095)

Total net deferred tax asset	—	18,682	—

Deferred tax liability:
Structural advisory fees and residuals, net	(13,705,066)	(5,283,745)	—
Depreciation	(471,721)	—	—
Other	(219,198)	—	—

Total deferred tax liability	(14,395,985)	(5,283,745)	—

Net deferred tax liability	$(14,395,985)	$(5,265,063)	$—

        The net deferred tax liability will be recognized when the Company realizes the residuals for tax purposes.

(12) Stockholders' Equity and Stock Options

  Equity Transactions

        In August 2003, the stockholders approved a 10-for-1 stock split which became effective on August 25, 2003. As such, all prior period share data have been retroactively adjusted to reflect the stock split.

        On July 9, 2002, 1,999,680 warrants related to a 1997 Rights Offering were exercised. A portion of the proceeds, amounting to $1.00 per share, was received in June 2002 and recorded as additional paid-in capital in the June 30, 2002 consolidated financial statements. Shares related to these warrants were issued during fiscal 2003 and the par value of the stock was reclassified from additional paid-in capital to common stock.

        An executive officer of the Company had an agreement with two principal stockholders of the Company relating to shares of common stock of the Company owned by these stockholders. Pursuant to this agreement, the executive officer earned non-cash compensation of $900,000 through June 30, 2003. On September 30, 2003, the agreement was terminated in exchange for vested options issued by these two principal stockholders.

  Stock Options

        Under the 1996 Stock Option Plan (the 1996 Plan), the Company may grant either incentive stock options (pursuant to Section 422 of the Internal Revenue Code) or nonstatutory stock options to its officers and employees, and non-statutory stock options to consultants, for up to 7,000,000 shares of common stock. Options are granted at the discretion of the Stock Option Committee (the Committee), a sub-committee of the board of directors. The Committee also determines the terms of the option, the exercise price of the options, the terms of vesting, and requirements of any other agreements which may be conditions as to the grant or exercise of the options. The options generally vest ratably over four years in five equal installments beginning on the date of grant and the term of each Incentive Stock Option granted under the Plan cannot exceed a period of ten years from the date of its grant. The Plan stipulates, however, that the exercise price with respect to incentive stock options shall not be less than the fair market value of the stock on the day of grant as determined in good faith by the Committee. On May 16, 2002, the Board approved an increase in the number of shares of capital stock in the pool reserved for the Company's stock option plan by 2,000,000 shares, and on April 7, 2003 the Board approved a further increase in the number of shares of capital stock in the pool by 1,000,000.

        Under the 2002 Director Stock Plan, the Company may grant Nonstatutory Stock Options to non-employee members of its Board of Directors for up to 200,000 shares of common stock. Starting in September 2002, one thousand options were granted (i) to each non-employee director then serving, (ii) to new directors upon election to the Board, and (iii) annually each September 20 if on that date the non-employee director shall have served on the Board for at least 180 days. The term of the option is ten years, and is immediately exercisable. The exercise price is set at the fair market value of the common stock as determined by the Board in good faith on the date of grant.

        The following table summarizes information about stock options outstanding at June 30, 2003:

Range of exercise prices	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.50 — 0.68	1,680,000	4.09	$0.59	1,680,000	$0.59
$0.80	1,392,000	5.58	0.80	1,292,800	0.80
$1.00	558,000	7.09	1.00	380,400	1.00
$1.88	1,780,000	8.09	1.88	712,000	1.88
$5.00 — 7.00	1,008,000	9.34	5.89	214,400	5.84

$0.50 — 7.00	6,418,000	6.61	1.86	4,279,600	1.17

        The following table presents stock option activity for the years ended June 30, 2003, 2002 and 2001:

	Number of options	Weighted- average exercise price per share
Outstanding options at June 30, 2000	3,098,000	$0.69
Granted	726,000	1.00
Exercised	—	—
Canceled	(152,000)	0.88

Outstanding options at June 30, 2001	3,672,000	0.74
Granted	1,890,000	1.81
Exercised	—	—
Canceled	(52,000)	0.97

Outstanding options at June 30, 2002	5,510,000	1.11
Granted	1,008,000	5.89
Exercised	(64,000)	0.89
Canceled	(36,000)	1.00

Outstanding options at June 30, 2003	6,418,000	1.86

(13) Fair Value of Financial Instruments

        The estimated fair value amounts below have been determined by using available quoted market information or other appropriate methodologies. The aggregate fair value amounts presented do not represent the underlying value of the Company taken as a whole.

        The fair value estimates provided are made at a specific point in time, based on relevant market information and the characteristics of the financial instrument. The estimates do not provide for any premiums or discounts that could result from the concentrations of ownership of a financial instrument. Because no active market exists for some of the Company's financial instruments, certain fair value estimates are based on subjective judgments regarding current economic conditions, risk characteristics of the financial instruments, future expected loss experience, prepayment assumptions, and other factors. The resulting estimates involve uncertainties and, therefore, cannot be determined with precision. Changes made to any of the underlying assumptions could significantly affect the estimates. The book values and fair values for the Company's financial instruments at June 30, 2003 and 2002 are as follows:

	2003		2002
	Book value	Fair value	Book value	Fair value
Assets:
Cash and other short term investments	$16,756,653	$16,756,653	$5,243,308	$5,243,308
Securities purchased under resale agreements	1,570,365	1,570,365	2,073,025	2,073,025
Service receivables	56,905,483	56,905,483	20,393,388	20,393,388
Liabilities:
Notes payable to TERI	6,674,020	7,127,143	7,305,348	7,381,109
Notes payable to related parties	—	—	4,518,000	6,488,993

  Cash and other short-term investments

        The carrying values reported on the balance sheet for cash and other short-term investments approximate their fair values because of the short-term nature of these instruments.

  Securities purchased under resale agreements

        The carrying values reported on the balance sheet for securities purchased under resale agreements approximate their fair values because of the short-term nature of these instruments.

  Service receivables

        The carrying values reported on the balance sheet for service receivables equal their fair value.

  Notes payable

        The fair value reported for notes payable is estimated based on the discounted value of contractual cash flows. The discount rate used is based on the Company's estimated current incremental borrowing rate for similar borrowings of similar maturities.

(14) Unaudited Quarterly Information

        The table below summarizes unaudited quarterly information for each of the three months in the fiscal year ended June 30, 2003:

	Three months ended
	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
	(in thousands, except share data)
Service revenue	$6,352	$33,218	$15,629	$36,157
Operating expenses	8,528	8,301	8,409	10,651
Other expense, net	373	361	396	324
Income tax expense (benefit)	(953)	10,160	2,890	10,417

Net income (loss)	$(1,596)	$14,396	$3,934	$14,765

Net income (loss) per share:
Basic	$(.03)	$0.27	$0.07	$.28
Diluted	(.03)	0.25	0.07	.26

(15) Subsequent Events

  Stock split

        On October 9, 2003, the Board of Directors approved a 4:1 stock split to be effected as a stock dividend immediately prior to the effectiveness of the initial public offering. On October 29, 2003, the stockholders became entitled to payment of such stock dividend. All share data has been retroactively adjusted to reflect this stock split.

  Authorized Shares

        In July 2003, the Board of Directors approved, and in August 2003 the stockholders approved, an increase in the total number of shares of stock which the Company is authorized to issue from 14,280,440 to 25,000,000. In October 2003, the Board of Directors approved an increase in the total number of shares of stock which the Company is authorized to issue from 25,000,000 to 100,000,000.

  Offering

        On September 2, 2003, the Board of Directors authorized management to proceed with an initial public offering. Immediately prior to the closing of this offering, the Company plans to establish a 2003 Incentive Plan which will provide for the granting of incentive stock options, nonstatutory stock options, restricted stock and other stock based awards.

        The costs associated with the initial public offering will be capitalized and will be deducted from the proceeds upon the sale and issuance of stock. In the event this offering is not consummated, costs incurred will be charged to expense. At June 30, 2003, capitalized offering costs amounted to $72,298.

        After the offering, the Company may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

  Revolving Line of Credit

        On August 28, 2003, the Company entered into an agreement with Fleet National Bank to establish a revolving line of credit in the amount of $10 million, which will include a sub-limit for letters of credit. The proceeds will be used for working capital and general corporate purposes. The revolving credit facility matures on August 28, 2005, with interest currently payable, at the Company's option, at the bank's prime rate or the London Interbank Offered Rate, or LIBOR, plus 2%. The revolving credit line contains financial covenants, including minimum trailing 12-month up-front structural advisory fees, minimum tangible net worth, maximum liabilities to net worth ratios and minimum cash flow to debt service ratios, as well as certain financial reporting covenants. This agreement restricts the Company's ability to pay cash dividends in the event it is in default.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

6,440,271 Shares

The First Marblehead Corporation

Common Stock

Goldman, Sachs & Co.

JPMorgan

Bear, Stearns & Co. Inc.

Allen & Company LLC

Blaylock & Partners, L.P.

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fees.

Amount To Be Paid
SEC registration fee	$31,877
National Association of Securities Dealers Inc. fee	25,660
Printing and mailing	125,000
Legal fees and expenses	450,000
Accounting fees and expenses	125,000
Miscellaneous	17,463

Total	$775,000

Item 14. Indemnification of Directors and Officers.

        Article SEVENTH of our Restated Certificate of Incorporation, as amended to date (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Article EIGHTH of our Charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Charter provides that we will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        As a condition precedent to the right of indemnification, an Indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

        Article EIGHTH of our Charter further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware corporate law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our Charter.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of capital stock issued, notes issued and options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, notes and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders. See "Certain Relationships and Related Transactions."

  (a)    Issuance of Capital Stock

        In July 2002, we issued an aggregate of 1,999,680 shares of our common stock for an aggregate purchase price of $1,999,680, or $1.00 per share, to the following existing stockholders upon the exercise of warrants that we issued in July 1997:

Name of stockholder	Number of shares of common stock
Interlaken Investment Partners, L.P.	1,260,360
Jodi Alexander Smith	666,000
Dort A. Cameron III	35,920
William R. Berkley, Jr.	14,160
Catherine B. James.	10,600
Joshua Polan	7,040
Doopy L.P.	3,880
William L. Mahone	1,120
Martin B. O'Connell	600

  (b)    Issuance of Notes

        In June 2001, we issued promissory notes due in May 2004 in the aggregate principal amount of $5,518,000 to existing stockholders, or affiliates of existing stockholders, in the following amounts:

Name of stockholder	Amount of Note
Admiral Insurance Company	$2,500,000
Carolina Casualty Insurance	2,500,000
Robert and Ardis James Foundation	350,000
Dort A. Cameron III	108,000
Lucille R. Molloy	23,000
Catherine B. James	18,000
Joshua Polan	12,000
Martin B. O'Connell.	5,000
William L. Mahone	2,000

        If the notes were not paid in full at maturity, the noteholders had a right to a specified number of conditional warrants. These notes were paid in full on May 30, 2003, and no conditional warrants were ever issued.

        No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs (a) and (b) of Item 15 were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our common stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration.

  (c)    Stock Options

        From May 31, 2001 to November 14, 2003, the date of the filing of our registration statement on Form S-8, we issued an aggregate of 656,320 shares of common stock to the following individuals pursuant to the exercise of stock options.

Name of stockholder	Number of shares of common stock	Option exercise date	Exercise price
Barry Heneghan	8,000	10/31/03	$.80
Thatcher Fields	93,760	10/31/03	.80
Robert Baron	30,000	10/31/03	.80
John Niles	52,800	10/8/03	(1)
Ralph James	200,000	9/26/03	.50
Thatcher Fields	93,760	8/19/03	.80
Tamara Marz	114,000	7/24/03	(2)
Robert McGee	22,280	7/1/02	.80
Bill and Denise Rothwell	31,280	7/1/02	.80
Eliot and Teri Rothwell	10,440	7/1/02	.80

(1)
Mr. Niles exercised options to acquire 32,800 shares of common stock at $5.00 per share and 20,000 shares of common stock at $.80 per share
(2)
Ms. Marz exercised options to acquire 60,000 shares of common stock at $.80 per share and 54,000 shares of common stock at $1.00 per share.

        From May 31, 2001 to November 14, 2003, the date of the filing of our registration statement on Form S-8, we granted the following stock options to purchase an aggregate of 2,962,000 shares of common stock at exercise prices ranging from $0.80 to $15.00 per share to employees and directors.

Option Grant Date	Total Number of Stock Options Granted	Exercise Price
7/1/01	110,000.80
7/19/01	1,400,000	1.88
9/4/01	320,000	1.88
2/16/02	60,000	1.88
7/15/02	542,000	5.00
9/20/02	16,000	5.00
3/3/03	300,000	7.00
4/3/03	150,000	7.00
7/10/03	4,000	12.15
7/31/03	40,000	12.15
9/20/03	16,000	12.15
10/9/03	4,000	15.00

        Our 1996 Stock Option Plan was adopted by the board of directors in October 1996 and approved by our stockholders in March 1997. As of May 31, 2004, options to purchase 902,920 shares of common stock had been exercised for an aggregate consideration of $890,416. Options to purchase 5,591,080 shares of common stock were outstanding under the plan.

        Our 2002 Director Stock Option Plan was adopted by the board of directors in September 2002 and approved by our stockholders in August 2003. As of May 31, 2004, options to purchase 40,000 shares of common stock were outstanding under the plan and no shares of common stock have been exercised.

        Our 2003 Stock Incentive Plan was adopted by the board of directors in September 2003 and approved by our stockholders in October 2003. As of May 31, 2004, no options have been issued under the plan.

        Our 2003 Employee Stock Purchase Plan was adopted by the board of directors in October 2003, and the first offering period under the plan commenced on October 31, 2003. As of May 31, 2004, no shares have been issued under the plan.

        The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits.

        (a)   See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

        (b)   Financial Statement Schedules

        None.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on June 3, 2004.

THE FIRST MARBLEHEAD CORPORATION
By:	/s/ DANIEL MAXWELL MEYERS Daniel Maxwell Meyers Chief Executive Officer and Chairman

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned directors and/or officers of The First Marblehead Corporation (the "Company"), hereby severally constitute and appoint Daniel Maxwell Meyers and Donald Peck, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 3, 2004:

Signature	Title(s)

/s/ DANIEL MAXWELL MEYERS Daniel Maxwell Meyers	Chief Executive Officer and Chairman (Principal Executive Officer)
/s/ DONALD R. PECK Donald R. Peck	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LESLIE L. ALEXANDER Leslie L. Alexander	Director
/s/ STEPHEN E. ANBINDER Stephen E. Anbinder	Director

/s/ WILLIAM R. BERKLEY William R. Berkley	Director
/s/ DORT A. CAMERON III Dort A. Cameron III	Director
George G. Daly	Director
/s/ PETER S. DROTCH Peter S. Drotch	Director
William D. Hansen	Director

EXHIBIT INDEX

Number		Description
1.1	*	Form of Underwriting Agreement
3.1	(1)	Restated Certificate of Incorporation of the Registrant
3.2	(1)	Amended and Restated By-laws of the Registrant
5.1		Opinion of Hale and Dorr LLP
10.1	(1)†	Bank of America GATE Education Loan Program Umbrella Agreement (B of A) between the Registrant and Bank of America, N.A., dated April 30, 2001
10.2	(1)†	Note Purchase Agreement Bank of America GATE Loan Program between Bank of America, N.A. and the Registrant, dated April 30, 2001
10.3	(1)†	First Amendment to Program Agreements (BAGEL) among The Education Resources Institute, Inc., Bank of America, N.A. and the Registrant, dated March 1, 2002
10.4	(1)†	Amendment to First Amendment to Program Agreements (BAGEL) among Bank of America, National Association, the Registrant and The Education Resources Institute, Inc., dated as of March 1, 2002
10.5	(1)†	Second Amendment to Program Agreements (BAGEL) by and among Bank of America, National Association, the Registrant, The Education Resources Institute, Inc. and State Street Bank and Trust Company, dated January 10, 2003
10.6	(1)†	Third Amendment to Program Agreements by and among Bank of America, National Association, the Registrant, The Education Resources Institute, Inc. and U.S. Bank, N.A. (f/k/a State Street Bank and Trust Company), dated January 15, 2003
10.7	(1)	Fourth Amendment to Program Agreements by and among Bank of America, National Association, the Registrant, The Education Resources Institute, Inc. and U.S. Bank, N.A. (f/k/a State Street Bank and Trust Company), dated July 1, 2003
10.8	(1)†	Extension Agreement for CEDU prepGATE Loans between Bank of America, N.A. and the Registrant, dated May 1, 2001
10.9	(1)	Amendment to Guaranty, Loan Origination Agreement and Deposit and Security Agreement Bank of America GATE Education Loan Program among The Education Resources Institute, Bank of America, N.A., the Registrant and State Street Bank and Trust Company, dated May 1, 2001
10.10	(1)†	GATE Universal Loan Program Umbrella Agreement (Bank of America, N.A., among The National Collegiate Trust, the Registrant and Bank of America, N.A., dated March 7, 2003
10.11	(1)†	GATE Student Loan Program Umbrella Agreement (Bank of America NA) among the National Collegiate Trust, the Registrant and Bank of America NA, dated June 1, 1996, as amended
10.12	(1)†	Note Purchase Agreement between Bank of America, N.A. and the Registrant, dated June 30, 2003
10.13	(1)	Bank of America Direct to Consumer Loan Program: Umbrella Agreement between the Registrant and Bank of America, N.A., dated June 30, 2003
10.14	(1)†	Amended and Restated Note Purchase Agreement Education One Loan Program between Bank One, National Association and the Registrant, dated May 1, 2002, as amended
10.15	(1)†	Amendment to Program Agreements Bank One, N.A. (Education One Loan Program) among Bank One, N.A., the Registrant and The Education Resources Institute, Inc., dated April 1, 2003
10.16	(1)†	Amendment to Program Agreements (Bank One's Corporate Advantage Loan Programs) among Bank One, National Association, the Registrant, The Education Resources Institute and U.S. Bank, N.A.

10.17	(2)††	Note Purchase Agreement between Charter One Bank, N.A. and the Registrant, dated May 15, 2002, as amended
10.18	(2)††	Marketing Agreement among Charter One Bank, N.A., Collegiate Funding Services LLC and the Registrant, dated May 15, 2002
10.19	(1)†	Alternative Servicing Agreement between Pennsylvania Higher Education Assistance Agency and the Registrant, dated October 16, 2001, as amended
10.20	(1)†	Master Loan Guaranty Agreement between The Education Resources Institute, Inc. and the Registrant, dated February 9, 2001
10.21	(1)†	Master Servicing Agreement between The Education Resources Institute, Inc. and First Marblehead Education Resources, Inc., dated July 1, 2001. The Registrant joins in the agreement for the limited purposes set forth therein
10.22	(1)†	Marketing Services Agreement between The Education Resources Institute, Inc. and TERI Marketing Services, Inc., dated July 1, 2001
10.23	(1)†	Database Sale and Supplementation Agreement among The Education Resources Institute, Inc. and First Marblehead Education Resources, Inc., dated June 20, 2001. The Registrant joins in the Agreement for the limited purposes set forth therein
10.24	(1)†	Software Development Agreement by and between V-Tek Systems Corporation and the Registrant, dated July 1, 2003
10.25	(1)	Assignment Agreement between V-Tek Systems Corporation and the Registrant, dated July 8, 2003
10.26	(1)†	Origination Services Agreement by and between V-Tek Systems Corporation and the Registrant, dated July 1, 2003
10.27	(1)	Origination Services Agreement by and between Bank of America, N.A. and the Registrant, dated July 1, 2003
10.28	(1)	1996 Stock Option Plan, as amended to date
10.29	(1)	2002 Director Stock Plan
10.30	(1)	2003 Employee Stock Purchase Plan
10.31	(1)	2003 Stock Incentive Plan
10.32	(1)	Commercial Lease between Little Harbor Realty Limited Partnership and the Registrant for 30 Little Harbor, 2nd Floor, Marblehead, MA, dated November 29, 2000
10.33	(1)	Commercial Lease between Little Harbor Realty Limited Partnership and the Registrant for 30 Little Harbor, 1st Floor, Marblehead, MA, dated November 29, 2000
10.34	(1)	Commercial Lease between Little Harbor Realty Limited Partnership and the Registrant for 30 Little Harbor, 1st Floor, Marblehead, MA, dated, 200
10.35	(2)	Amended and Restated Standard Form Commercial Lease between OMV Associates Limited Partnership and the Registrant for 31 St. James Avenue, Boston, MA, dated February 18, 2004
10.36	(1)	Indenture of Lease between BP. Prucenter Acquisition LLC and the Registrant, dated September 5, 2003
10.37	(1)	Shareholders Agreement among the Registrant and the Stockholders of the Registrant named therein, dated as of December 21, 1995
10.38	(1)	Letter Agreement between the Registrant and John Hupalo, dated February 24, 2003
10.39	(1)	Letter Agreement between the Registrant and Donald Peck, dated April 10, 2003
10.40	(1)	Loan and Security Agreement among the Registrant, First Marblehead Data Services, Inc., First Marblehead Education Resources, Inc., Gate Holdings, Inc. and TERI Marketing Services, Inc. as Borrowers, and Fleet National Bank, as Lender, dated August 28, 2003
10.41	(1)	Letter Agreement among Messrs. Ralph James, Stephen Anbinder and Daniel Maxwell Meyers

10.42	(1)	Option Agreement among the Registrant, Stephen E. Anbinder and Ralph M. James, dated September 30, 2003
10.43	(1)	Option Agreement among the Registrant, Daniel Maxwell Meyers and Ralph M. James, dated September 30, 2003
10.44	(1)	Audit Committee Charter
10.45	(1)	Letter Agreement between the Registrant and Donald Peck, dated April 10, 2003
21.1	(1)	List of Subsidiaries
23.1		Consent of KPMG LLP
23.2		Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in page II-6)

*
To be filed by amendment

(1)
Incorporated by reference to the exhibits to the Registrant's registration statement on Form S-1 (File No. 333-108531)

(2)
Incorporated by reference to exhibits to the Registrant's quarterly report on Form 10-Q filed with the SEC on May 14, 2004.

†
Confidential treatment has been granted for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

††
Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

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PROSPECTUS SUMMARY
The First Marblehead Corporation
The Offering
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
FORWARD LOOKING STATEMENTS AND PROJECTIONS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Aggregated 2003 Fiscal Year-End Option Exercises and Values
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
Paid by the selling stockholders
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
THE FIRST MARBLEHEAD CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (unaudited)
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS June 30, 2003 and 2002
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Years ended June 30, 2003, 2002 and 2001
THE FIRST MARBLEHEAD CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Years ended June 30, 2003, 2002 and 2001
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended June 30, 2003, 2002 and 2001
THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2003, 2002 and 2001
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX